As filed with the Securities and Exchange Commission on July 23, 2004

Registration No. 333-115602

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-effective Amendment No. 1

to the

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Grande Communications Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4812	74-3005133
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

401 Carlson Circle

San Marcos, TX 78666

(512) 878-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew Kever, Esq.

Senior Vice President and General Counsel

Grande Communications Holdings, Inc.

401 Carlson Circle

San Marcos, TX 78666

(512) 878-4000

(Name, address, including zip code, and telephone number, including area code, of registrant’s agent for service)

Copies to:

Steven M. Kaufman, Esq.

John B. Beckman, Esq.

Hogan & Hartson L.L.P.

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600

Approximate date of commencement of proposed sale of the securities to the public:  From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (as defined below), check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)		Amount of registration fee(1)
Warrants to purchase shares of common stock	136,000	$19.06	$2,592,160		$329	*
Common stock, par value	13,645,696	—	—	(2)	—	(2)

*	A fee of $329 was previously paid.
(1)	Calculated in accordance with Rule 457(i) under the Securities Act of 1933, as amended. In March 2004, we completed a private placement of 136,000 units, each consisting of $1,000 14% senior secured notes due 2011 and one warrant to purchase shares of our common stock. Since the warrants are not currently exercisable and the underlying shares of common stock are not listed or quoted on any national securities exchange or the Nasdaq Stock Market, the fee is based on the portion of the issue price of each unit allocable to the warrants registered hereunder.
(2)	The shares of common stock are issuable upon exercise of the warrants registered hereunder. Each warrant is exercisable for 100.336 shares of our common stock at an exercise price of $0.01 per share. The warrants will become exercisable on the date that this registration statement is declared effective (or earlier under certain circumstances), and will expire on April 1, 2011. Pursuant to Rule 457(i) under the Securities Act, no additional fee is payable with respect to the common stock underlying the warrants. This registration statement shall be deemed to register such additional shares which may be issued pursuant to the anti-dilution provisions of such warrants pursuant to Rule 416 under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Grande Communications Holdings, Inc.

136,000 Warrants

13,645,696 underlying shares of common stock

of

Grande Communications Holdings, Inc.

This prospectus relates to the resale of warrants issued on March 23, 2004 in connection with our private placement of 136,000 units, each consisting of $1,000 14% senior secured notes due 2011 and one warrant to purchase 100.336 shares of our common stock. Bear, Stearns & Co., Inc. and Deutsche Bank Securities Inc., which we refer to as the initial purchasers, placed the units to qualified institutional buyers and select institutional accredited investors pursuant to Rule 144A and in certain offshore transactions pursuant to Regulation S under the Securities Act of 1933. In connection with the closing of the sale of the units, we entered into a warrant agreement with U.S. Bank National Association, as warrant agent, and a registration rights agreement with the initial purchasers. Under the registration rights agreement, we agreed, under certain circumstances, to register under the Securities Act the resale of the warrants and shares of common stock that may be acquired upon exercise of the warrants. In addition, to the extent a warrant is transferred pursuant to this prospectus, we are registering the issuance to the transferee of the shares of common stock that may be acquired by the transferee upon exercise.

Each warrant will entitle the holder to purchase 100.336 shares of our common stock at an exercise price of $0.01 per share until the expiration of the warrants on April 1, 2011. Accordingly, we may issue up to 13,645,696 shares of our common stock upon exercise of these warrants. The exercise price and number of shares of our common stock issuable upon exercise may be adjusted if events specified in the warrant agreement occur. No fractional shares of common stock will be issued upon exercise of the warrants. We will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current fair market value of any such fractional share less a corresponding fraction of the exercise price.

Our common stock is not listed or quoted on any national securities exchange or the Nasdaq stock market.

An investment in our securities involves risks. See “ Risk Factors” beginning on page 9 for a discussion of risks that should be considered by holders of the warrants and the common stock issuable upon exercise of the warrants.

Neither the Securities and Exchange Commission nor any state securities commission has approved of these securities, or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

The date of this prospectus is                         , 2004.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that is important to you. You should read this prospectus carefully, particularly the section entitled “Risk Factors” and the financial statements and the related notes to those statements, and the other documents to which this prospectus refers you. Unless otherwise indicated or the context otherwise requires, the terms “Grande,” “we,” “our,” “us” refer to Grande Communications Holdings, Inc. and its subsidiaries.

Our Business

Our primary business is to provide communities in Texas with a bundled package of cable television, telephone and broadband Internet services. We operate fully integrated advanced broadband networks in six markets that passed 280,959 out of approximately 1.4 million marketable homes and small businesses as of March 31, 2004. We have achieved over 39% customer penetration of the marketable homes and small businesses that we pass. We expect that with existing cash on hand and our anticipated cash flow from operations, we will be fully funded to build-out our networks to pass all 1.4 million marketable homes and small businesses over the next several years.

We believe our ability to offer bundled services to our customers over our own advanced networks provides us with a number of operational and capital efficiency advantages over our competitors. Our strategy, which is described below, has allowed us to rapidly grow each of our markets.

Grande Competitive Advantages

We believe we have been able to rapidly and cost effectively achieve our customer penetration levels because of the following competitive advantages:

•	Flexible product offerings, attractively bundled and priced. We are able to deliver a wide range of products that allow our customers to select the services that meet their specific needs and preferences; from bundled product offerings that include 4.0 Mbps Internet access, over 300 channels of cable television and local and long distance calling with custom features, to simple packages of basic cable television, local telephone and/or 384 Kbps Internet access. We also offer packages of multi-line calling plans and high-speed Internet offerings of up to 10 Mbps for commercial customers. We believe we can offer a competitively priced appropriate package for virtually any customer passed by our networks. Because of operating efficiencies that result from providing multiple services to one customer, we are able to provide our customers additional savings when they purchase products as part of a bundle of two or three services. We believe that we have been able to provide our customers with an attractively priced bundle while growing our average monthly revenue per customer to approximately $87 during the first quarter of 2004. We also believe that our ability to provide a single consolidated bill for multiple services is an attractive feature for our customers.

•

Strong local brand and customer service. We have chosen to serve customers in six attractive and growing markets in Texas: Austin/San Marcos, San Antonio, suburban northwest Dallas, Waco, Corpus Christi and Midland/Odessa. In each of these markets, we have established a strong local presence that we believe has positioned Grande as the home-town company, despite the fact that we are not the incumbent service provider in any of our markets. Our customer service and technical representatives, as well as our sales representatives, installation technicians and other employees who interact with our customers, know our markets and products, and are part of our customer-focused culture. We operate four call centers located in our markets allowing us to offer customer care 24 hours a day, seven days a week in an efficient, cost-effective manner. We believe our home-town brand, combined with local customer service and support, enables us to appeal to residential customers and small businesses in our markets as well as to local universities, utilities, hospitals and other institutions.

•	Competitively superior networks. We provide our services over our newly constructed, fully integrated, high-speed, high capacity networks, which bring fiber optic cable close to our potential customers, known as fiber to the curb. Our networks deploy fiber optic cable to nodes that serve from 24 to 500 customers, depending on network configuration. Our networks utilize an 860 Mhz signal, which is easily upgradeable to 1Ghz. By comparison, our cable television competitors use networks with a maximum of 750 Mhz signals, which are not designed to be as easily upgraded. Our networks are designed to have sufficient capacity to meet the growing demand for high-bandwidth cable television, telephone and Internet services while providing additional capacity to enable us to offer planned and future products. The architecture of our networks allows us to offer dedicated Internet products that we believe are superior to the shared bandwidth Internet products offered by our competitors. We already offer high definition television and digital video recording, and our networks are positioned to deliver on-demand cable television and Internet services, home security, interactive gaming and other demand-driven services, without requiring a significant additional capital investment.

The Grande Strategy

We seek to take advantage of our market position by pursuing the following operating strategy:

•	Pursue scalable growth. We have chosen to serve six Texas markets that we believe have significant growth potential. As of March 31, 2004, we passed 280,959 out of approximately 1.4 million marketable homes and small businesses in our existing markets. Since we have deployed or acquired substantial core infrastructure in each of our six markets, we will be able to increase the coverage of our existing networks by five times without the need to make the substantial capital expenditures required to enter a new market. In addition to capitalizing on our existing network investment, expanding our networks past additional homes in existing markets will enable us to take advantage of our local branding and marketing efforts and to minimize the loss of satisfied customers that move outside of our current network footprint.

•	Deploy capital in markets with demonstrated demand and operating metrics. We believe that each our existing markets has demonstrated strong consumer demand and favorable operating metrics. As of March 31, 2004, each of our markets had achieved at least 30% customer penetration. In addition, several of our community franchise agreements have required us to initiate our network deployment in areas with below average income demographics. As a result, we expect that as we continue to build out our networks into more of the higher income areas in these markets, our customer penetration rates and revenues per customer will continue to improve.

•

Leverage our infrastructure by serving enterprises and carriers. In addition to our primary business of offering bundled cable television, telephone and broadband Internet services to residential and small business customers, we also offer broadband transport services and network services to medium and large enterprises and communications carriers. These services are primarily provided using our existing infrastructure and personnel with minimal incremental operating costs and capital requirements. Historically, these services represented a majority of our revenues as a result of our acquisition in July 2000 of the assets of Thrifty Call, a communications service provider, which served as the platform for our provision of residential telephone and broadband Internet services. Since completing that acquisition, we have focused on the deployment and operation of our residential operations. However, we have continued to generate meaningful cash flows from the legacy telephone and data transport services, and we will continue to pursue incremental revenue opportunities from these and other network services. We expect that our broadband transport and network services, together, will represent approximately one-third of our revenues in 2004 and that most of our growth opportunities will come from our cable television, telephone and broadband Internet services.

History of Grande

Grande was founded in October 1999 by our chief executive officer, William Morrow, with the objective of providing a bundled package of cable television, telephone and broadband Internet services to residential and small business customers in Texas, and in February 2000 we raised $232 million in initial equity capital. As a result of subsequent equity investments and mergers, we now have $508 million of total invested equity capital and a base of over 20 institutional private equity investors. We have incurred net losses for the past three years and expect to continue to incur net losses for the next several years.

In July 2000, we acquired the assets of Thrifty Call, a communications service provider, which served as the platform for our provision of residential telephone and broadband Internet services, and has generated a significant but declining portion of our revenues through an agreement with MCI. The agreement with MCI, under which we provided various carrier services, was terminated in the fourth quarter of 2003 as part of MCI’s bankruptcy proceedings. We expect that our recent acquisition of Advantex, discussed below, will offset a significant portion of the revenues lost from the termination of this agreement.

In early 2001, we began delivering bundled cable television, telephone and broadband Internet services to residential customers in San Antonio and Austin/San Marcos. In June 2002, we acquired ClearSource, which provided bundled services similar to ours to residential and small business customers over a broadband network in the Waco, Corpus Christi and Midland/Odessa markets. Our CEO, William Morrow, was one of the founders of ClearSource, and at the time of the acquisition we shared most of the same major investors with ClearSource, and a number of ClearSource’s directors were members of our board of directors. At the time of the acquisition, ClearSource was the largest customer of our local telephone services. In October 2003, we acquired Advantex, which provided broadband residential and commercial services primarily in suburban northwest Dallas and provided us with approximately 30,000 customers. In addition to these acquisitions, we have been able to acquire additional network assets at attractive prices that have reduced our expected cost of operations and avoided some of our planned capital expenditures. In particular, in March 2003, we acquired the long-haul network assets of C3 Communications, which provided us with 3,000 route miles of fiber optic cable in Texas, Oklahoma, Arkansas and Louisiana. These assets serve as a backbone connecting each of our markets except Midland/Odessa and, along with our metro area networks, constitute the core infrastructure for our provision of broadband transport and network services.

Risk Factors

Investing in the warrants and our common stock involves risks, including:

•	We expect to lose money during the next several years;

•	Changes in demand for our services could harm our business;

•	Competition from other cable television, telephone and broadband Internet service providers could have an adverse effect on our growth and revenues; and

•	The amount of debt we have could harm our business.

You should consider carefully the more detailed information about these and other risks set forth under the caption “ Risk Factors” beginning on page 9.

Recent Developments

On March 23, 2004, we raised net proceeds of $124.5 million in connection with the sale of 136,000 units each consisting of 14% senior secured notes due 2011 and a warrant to purchase 100.336 shares of our common stock. We sold the units in a private placement to Bear, Stearns & Co., Inc. and Deutsche Bank Securities Inc., which we refer to as the initial purchasers. We used a portion of the net proceeds from the offering to repay all amounts outstanding under our senior credit facility. The senior credit facility was terminated upon repayment and we are not able to borrow any further amounts thereunder.

Our executive offices are at 401 Carlson Circle, San Marcos, Texas, 78666, and our telephone number is (512) 878-4000. We maintain an Internet site on the World Wide Web at http://www.grandecom.com. Information on our website is not, and should not be deemed to be, part of this prospectus.

Resale of Warrants and Underlying Common Stock

Warrants:

Issuer	Grande Communications Holdings, Inc.

Warrants Offered

136,000 warrants which, when exercised, will entitle the holders to acquire an aggregate of 13,645,696 shares of common stock of Grande Communications Holdings, Inc., which we refer to as the warrant shares.

Exercise Price	$0.01 per share of common stock.

Exercise	The warrants are exercisable at any time until April 1, 2011.

Expiration	April 1, 2011.

Voting Rights	Warrant holders have no voting rights.

Anti-dilution	The exercise price and number of shares of common stock issued upon exercise of the warrants are subject to adjustment in certain cases, as described in “Description of Warrants—Adjustments.”

Warrant Shares	Each warrant entitles the holders to acquire 100.336 shares of common stock of Grande Communications Holdings, Inc.

Warrant Agent	The warrant agent is U.S. Bank National Association.

Use of Proceeds	We will not receive any proceeds from resales of warrants. Upon exercise of the warrants, we will receive the exercise price of $0.01 per share, subject to adjustment. See “Use of Proceeds.”

United States Federal Income Tax Consequences

Upon the exercise of a warrant, a U.S. holder will not recognize gain or loss, except to the extent of cash, if any, received in lieu of the issuance of fractional shares of common stock. See “United States Federal Income Tax Consequences.”

See “Description of Warrants” for a more detailed discussion of the terms of the warrants.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the data set forth below in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus. The following tables show summary portions of our unaudited historical consolidated financial data as of and for the three months ended March 31, 2004 and 2003 and our audited historical consolidated financial data as of and for the years ended December 31, 2003, 2002 and 2001. We derived our summary consolidated financial data as of and for the years ended December 31, 2003, 2002 and 2001 from our audited consolidated financial statements, which have been audited and reported upon by Ernst & Young LLP, independent auditors. The summary consolidated financial data for the three months ended March 31, 2004 and 2003 have been derived from our unaudited consolidated financial statements, which, in the opinion of our management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of that date.

The information in this summary table is not necessarily indicative of the results that may be attained in future periods, in particular due to the recent changes in our business described elsewhere in this prospectus.

	For the Year Ended December 31,			Three Months Ended March 31
	2001	2002	2003	2003	2004
				(unaudited)
	(Dollars in thousands, except average monthly revenue)
Statement of operations data:
Operating revenues(1)	$96,135	$147,423	$181,515	$43,339	$41,687
Operating expenses:
Cost of revenues	51,788	79,447	81,900	20,500	16,430
Selling, general and administrative	45,407	63,652	82,050	18,711	22,631
Depreciation and amortization	23,789	33,257	51,990	12,096	12,715

Total operating expenses	120,984	176,356	215,940	51,307	51,776

Operating loss	(24,849)	(28,933)	(34,425)	(7,968)	(10,089)
Other income (expense):
Interest income	1,123	164	154	40	65
Interest expense(2)	(2,773)	—	(2,887)	(356)	(1,277)
Gain/(Loss) on disposal of assets	—	—	(312)	(2)	16
Loss on extinguishment of debt	—	—	—	—	(2,145)

Total other income (expense)	(1,650)	164	(3,045)	(318)	(3,341)

Net loss	$(26,499)	$(28,769)	$(37,470)	(8,286)	(13,430)

Other financial data:
EBITDA/Adjusted EBITDA(3)	$(811)	$4,828	$17,637	$4,321	$2,839
Net cash provided by (used in) operating activities	(6,817)	(2,870)	18,923	(380)	(6,072)
Net cash used in investing activities	(96,197)	(40,613)	(78,453)	(18,682)	(11,260)
Net cash provided by financing activities	98,962	49,443	82,118	16,131	62,550
Cash and cash equivalents, end of period	13,697	19,658	42,246	16,727	87,464
Other operating data, end of period:
Marketable homes passed(4)	38,600	171,428	277,399	187,145	280,959
Customers	10,329	52,269	102,740	60,106	110,790
Customer penetration(5)	26.8%	30.5%	37.0%	32.1%	39.4%
Average monthly revenue per customer in the last quarter of the period(6)	$69.77	$74.80	$84.60	$76.51	$87.14
Connections(7)
Cable television	6,775	42,230	71,855	46,216	75,255
Telephone	5,850	42,583	97,288	52,045	101,347
Broadband Internet	2,414	17,415	38,450	20,788	43,142

Total connections	15,039	102,228	207,593	119,049	219,744

	As of December 31, 2003	As of March 31, 2004 (unaudited)
	(Dollars in thousands)
Selected balance sheet data:
Current assets	$65,038	$107,786
Property, plant and equipment, net	298,197	298,063
Total assets	516,691	564,595
Current liabilities	35,496	28,462
Long term debt, net of current portion	74,583	140,249
Stockholders’ equity	402,170	391,487

	For the Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(Dollars in thousands)
Reconciliation of EBITDA/Adjusted EBITDA:
Net loss as reported	$(26,499)	$(28,769)	$(37,470)	$(8,286)	$(13,430)
Add back non-EBITDA/Adjusted EBITDA items included in net loss:
Interest income	(1,123)	(164)	(154)	(40)	(65)
Interest expense	2,773	—	2,887	356	1,277
Taxes	249	504	384	195	197
Depreciation and amortization	23,789	33,257	51,990	12,096	12,715
Loss on extinguishment of debt	—	—	—	—	2,145

EBITDA/Adjusted EBITDA	$(811)	4,828	$17,637	$4,321	$2,839

(1)	Operating revenues for our cable television, telephone and broadband Internet service were approximately $1.7 million, $27.3 million and $66.7 million for the years ended December 31, 2001, 2002 and 2003, respectively. Operating revenues for our cable television, telephone and broadband Internet service were approximately $12.7 and $27.6 for the three months ended March 31, 2003 and 2004, respectively. Our service agreement with MCI provided approximately $66.7 million, $73.3 million and $65.0 million of our operating revenues for the years ended December 31, 2001, 2002 and 2003, respectively. The agreement with MCI, under which we provided various carrier related services, was terminated in the fourth quarter of 2003 as part of MCI’s bankruptcy proceedings. We expect that our acquisition of Advantex in late October 2003 will offset a significant portion of the revenues lost from the termination of this agreement. We include the operating results of each of our acquisitions in our financial statements beginning on the date of consummation of the acquisition. Revenues from Advantex for November and December of 2003 totaled $6.1 million and for the three months ended March 31, 2004 totaled $8.9 million.
(2)	Interest expense in 2003, on a pro forma basis assuming the sale of the outstanding notes as if the transaction had occurred January 1, 2003, would have been $15.4 million, net of $3.6 million of capitalized interest.
(3)

Net income (loss) before interest income, interest expense, taxes, depreciation amortization is commonly referred to in our business as EBITDA.” EBITDA is not a measure of financial performance under generally accepted accounting principles. We believe Adjusted EBITDA is often a useful measure of a company’s operating performance and is a significant basis used by our management to measure the operating performance of our business. Because we have funded and completed the build-out of our networks by raising and expending large amounts of capital, our results of operations reflect significant charges for depreciation, amortization and interest expense. EBITDA, which excludes this information, provides helpful information about the operating performance of our business, apart from the expenses associated with our physical plant or capital structure. EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. In the first quarter of 2004, we wrote off debt issuance costs of approximately $2.1 million associated with the repayment of our senior credit facility following the completion of our senior notes offering. We believe this expense is analogous to amortization and interest expense, and therefore we believe it is more useful to show EBITDA net of this one-time amount because we believe it is a better measure of our operating performance and is more comparable to prior periods. However, because of the nature of the charge, we are referring to our EBITDA for the first quarter of 2004 net of the charge as “Adjusted EBITDA.”
(4)	Marketable homes passed are the number of residential and business units, such as single residence homes, apartments and condominium units, passed by our networks, other than those we believe are covered by exclusive arrangements with other providers of competing services.
(5)	We measure customer penetration as a percentage of the number of customers out of all marketable homes passed by our networks.
(6)	Average monthly revenue per customer is the average monthly revenue per residential and small business customer for cable television, telephone and broadband Internet services for the fourth quarter of the period presented.
(7)	Because we deliver multiple services to our customers, we report the total number of connections for cable television, telephone and broadband Internet service in addition to the total number of customers. We count each cable television, telephone or broadband Internet service purchase as a separate connection. For example, a single customer who purchases cable television, telephone and broadband Internet services would count as three connections. We do not record the purchase of long distance telephone service by a local telephone customer or the purchase of digital cable services by an analog cable customer as additional connections. However, we do record each purchase of an additional telephone line by a local telephone customer as an additional connection. A more detailed discussion is contained below under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Marketable Homes Passed, Penetration, Customers, Connections and Market Level Cash Flow.”

RISK FACTORS

You should consider carefully the following risk factors, as well as all other information contained in this prospectus, before making a decision regarding an investment in the warrants or the shares of common stock issuable upon exercise of the warrants.

RISKS RELATING TO OUR BUSINESS

We expect to lose money during the next several years.

We expect to incur net losses during the next several years as we continue to build our networks. Our ability to generate profits and maintain positive cash flow will depend in large part on our ability to obtain enough subscribers for our services to offset the costs of constructing and operating our networks. We cannot predict when we will achieve positive net income and cannot assure you that we will be able to do so at all.

Changes in demand for our services could harm our business.

We could be affected by changes in demand for the services we provide in our markets. Our plan to provide bundled broadband communications services is fairly new and relatively untested in our existing and anticipated markets. Our plan could be unsuccessful due to:

•	competition, including from new technologies such as voice over Internet protocol, or VoIP, service;

•	pricing;

•	regulatory uncertainties;

•	downturns in economic conditions in our markets;

•	operating and technical difficulties; or

•	unsuccessful sales and marketing.

Any downturn in demand for our services will harm our business and our prospects for growth and profitability.

Competition from other cable television, telephone and broadband Internet service providers could have an adverse effect on our growth and revenues.

We are not the first provider of any of our three principal services in any of our markets. We compete with numerous other companies that have long-standing customer relationships with the residents in these markets, and we often have to convince people to switch from other companies to Grande. Some of our competitors have significant competitive advantages over us, including greater experience, resources, marketing capabilities and name recognition.

Our primary competitors include:

•	for cable television services, TimeWarner, CableOne, Cox Communications, Comcast, Charter Communications, DirecTV and EchoStar Communications (DISH Network);

•	for broadband Internet services, SBC Communications, TimeWarner, Verizon, CableOne, Cox Communications, Comcast, Charter Communications, CenturyTel, Direct-PC, Earthlink and STIC.NET;

•	for local telephone services, SBC Communications, Verizon, CenturyTel, AT&T, MCI and Birch Telephone; and

•	for long distance telephone services, AT&T, MCI, Sprint and SBC Communications.

As the incumbent local telephone company, and a major provider of long distance telephone services, SBC Communications is a particularly strong competitor in telephone services. With respect to cable television services, TimeWarner is the incumbent provider in the majority of our markets. Several of these competitors offer more than one service, such as telephone companies and cable providers offering broadband Internet services. A few have begun to offer all three services, in particular, TimeWarner, and other cable operators have stated plans to expand their Internet offerings to include telephone services through VoIP service. We also compete with wireless telephone carriers for both local and long distance services. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry, such as the recently announced venture between SBC Communications and EchoStar Communications (DISH Network), may create significant new competitors for us. We expect these business combinations and the level of competition to continue to increase in the future. If we fail to compete successfully in our markets and grow our customer base, our business and financial condition will be harmed.

The outcome of ongoing investigations of MCI in which we are involved could have a material adverse impact on our business and financial condition.

Both the Federal Communications Commission, or the FCC, and the Department of Justice are conducting investigations understood to involve billing practices by MCI and related issues involving companies that terminated or otherwise may have handled traffic on behalf of MCI, including those companies participating in MCI’s Least Cost Routing Program. We believe we were a substantial participant in the Least Cost Routing Program. The Department of Justice has convened a grand jury in the Southern District of New York as part of its investigation. The grand jury has issued document subpoenas to a number of companies in the telecommunications industry, including us. We are cooperating with the Department of Justice and have produced and are continuing to produce responsive documents. The FCC has issued a letter of inquiry to us and other companies seeking documents and requesting information relating to the above described billing practices and the compliance by such companies, including us, with applicable law and regulations. We have responded to the letter of inquiry and are continuing to produce additional documentation and to supplement our answers to certain questions. The FCC may issue additional letters of inquiry in the future, to which we would intend to respond in the same manner. We cannot predict the outcome of these investigations or their duration. If these investigations result in current or prior billing practices being identified as violative of applicable laws or regulations, result in penalties being imposed upon us, result in further proceedings against specific companies, including us, result in changes in the law or regulations that would have an industry-wide effect, or lead to litigation among parties involved in terminating or otherwise routing traffic, the impact could have a material adverse effect on our business and financial condition.

Restrictive covenants under our indebtedness may limit our ability to grow and operate our business.

The indenture governing our 14% senior secured notes due 2011 contains, among other things, covenants imposing significant financial and operating restrictions on our business. These restrictions may affect our ability to manage and operate our business, may limit our ability to take advantage of potential business opportunities as they arise and may adversely affect the conduct or management of our current business. These restrictions limit our ability to, among other things:

•	incur additional indebtedness, issue disqualified capital stock and, in the case of our restricted subsidiaries, issue preferred stock;

•	create liens on our assets;

•	pay dividends on, redeem or repurchase our capital stock or make other restricted payments;

•	make investments;

•	enter into transactions with affiliates;

•	enter into sale and leaseback transactions;

•	sell or make dispositions of assets;

•	place restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

•	engage in certain business activities; and

•	merge or consolidate with other entities.

These limitations may affect our ability to finance our future operations or to engage in other business activities that may be in our best interest. Also, since we are a holding company with no assets other than our ownership of our subsidiaries, we will be dependent on the receipt of funds from our subsidiaries to pay the interest and principal on the 14% senior secured notes due 2011, and these limitations could adversely affect our ability to make such payment on the notes.

The amount of debt we have could harm our business.

As of March 31, 2004, we had approximately $149.1 million of indebtedness outstanding, including our 14% senior secured notes due 2011, all of which was secured. In addition, the indenture governing the notes allows us to incur additional indebtedness under certain circumstances. Our significant indebtedness could adversely affect our business in a number of ways, including the risks that:

•	we will use a substantial portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for acquisitions, working capital, capital expenditures and other general corporate purposes;

•	our degree of leverage limits our ability to withstand competitive pressure and reduces our flexibility in responding to changes in business and economic conditions; and

•	our degree of leverage may hinder our ability to adjust rapidly to changing market conditions and could make us more vulnerable to downturns in the economy or in our industry.

If we cannot generate sufficient cash flow from operations to meet our obligations, we may be forced to reduce or delay capital expenditures, sell assets, restructure or refinance our debt, or seek additional equity capital. We cannot assure you that these remedies would be available or satisfactory. Our cash flow from operations will be affected by prevailing economic conditions and financial, business and other factors which may be beyond our control.

We are required to purchase a significant amount of equipment from one of our suppliers, which could adversely affect our financial condition.

We are required to purchase a minimum of $40.4 million of equipment from one of our suppliers between January 2004 and December 2008. We entered into this agreement based upon estimates of equipment we expect to need over this five-year period. If we do not actually need the estimated amount and type of equipment, our financial condition could be adversely affected because we would be obligated to spend money on equipment we do not need, rather than applying it to help grow and develop our business.

Failure to maintain existing and obtain new favorable cable television franchises could adversely affect our ability to grow our business.

We provide cable television service over our networks generally pursuant to cable franchises, permits or licenses typically granted by a municipality or other state or local government controlling the public rights-of-way. Our ability to grow our business depends on the terms of these cable franchises, including payment obligations and construction requirements. Many cable franchises include specific build-out requirements for the related city or town; if we do not meet these build-out requirements, we may have to seek an extension for the build-out and/or pay additional fees to the franchise authority. Local franchise authorities also can seek to impose regulatory constraints on us and our competitors by local ordinance or as part of a grant or renewal of a franchise. Further, they may seek to impose additional fees or customer service or other requirements, which would increase our expenses in operating our business. We cannot predict whether local franchise authorities will seek to impose additional obligations or constraints on us or be amenable to changes we may wish to make in the franchise terms to accommodate changes in our build-out requirements plans.

Cable franchises often are terminable if the franchisee fails to comply with material terms of the franchise order or the local franchise authority’s regulations. Further, cable franchises generally are for a fixed period of years and must be renewed periodically. Local franchising authorities may resist granting a renewal if they consider either our prospective operating proposal or our past performance to be inadequate. If one of our cable franchises is not renewed or is terminated, our business will be harmed.

Under federal law, our cable franchises are non-exclusive. Our market areas are currently served by at least one incumbent provider. The local franchising authorities can grant cable franchises to competitors who may build networks in our market areas. In addition, under federal law, municipal entities can operate cable television systems without franchises. New competitors in our existing markets or changes to franchise terms could adversely affect our business and financial condition.

Failure to maintain favorable interconnection arrangements could adversely impact our telephone service.

Like most telephone providers, even though we operate our own networks, we rely on other companies to connect our customers with users of telephone service who are not our customers. The interconnection agreements we have with other providers will expire in the near future, and we cannot predict whether replacement agreements will be favorable to us. We access Verizon’s and BellSouth’s telephone networks under interconnection agreements that expire in June 2004 and June 2006, respectively. We access SBC Communications’ telephone network under an interconnection agreement that expires when SBC Communications’ successor interconnection agreement is completed and becomes effective. We access Valor Telecommunications’ telephone network under an interconnection agreement that is in effect on a month-to-month basis. The SBC Communications interconnection agreement is the subject of an arbitration proceeding before Texas regulatory authorities involving most telephone providers in Texas. If one or more of these interconnection agreements cannot be not renewed on favorable terms, there would be an adverse impact on our business unless we can obtain a more favorable interconnection agreement with another company that reaches the relevant users. It is difficult to negotiate favorable agreements, even though the law requires telephone network owners to negotiate interconnection agreements, because the other parties to these agreements are our competitors.

It is generally expected that the law requiring incumbent telephone carriers to negotiate interconnection agreements, the Telecommunications Act of 1996, will continue to undergo changes over the next several years. In particular, provisions of the law relating to access to unbundled network elements, including access to the unbundled network element platform or UNE-P, are changing, or may change in the future. Although our present use of UNE-P is quite limited, any one or more of these changes could adversely affect our ability to obtain favorable interconnection agreements, including both with respect to access and cost. We expect a number of the proposed changes to be developed further by, and contested before, the FCC, state public service commissions and courts, and we cannot predict the outcome of these changes or the extent to which they may affect our costs or the terms or conditions of our interconnection services. These changes likely will not have the same effects on our competitors who own and operate larger networks than we do, and therefore our ability to compete successfully will be affected as well.

The costs associated with the provision of our services may increase and we may not be able to pass any cost increases on to our customers.

In recent years, the cable industry has experienced increases in the cost of programming, which is one of the most significant costs of operating a cable system, and we expect these increases to continue. Because we have a relatively small base of subscribers, we cannot obtain programming costs comparable to those of the larger cable providers with which we compete despite using the services of a national cooperative that seeks to obtain better pricing on behalf of smaller cable providers nationwide. We may also see increases over time in other costs, such as the fees we pay utility companies for space on their utility poles. If we are unable to pass any programming or other cost increases on to our customers, our results of operations could be adversely affected.

Future technologies may hurt our business or increase our cost of operations.

The development of future technologies may result in new competition in one or more of the services we offer. Other developments may give our competitors a cost advantage or other features we cannot readily match, or require us to make expensive and time-consuming upgrades to our networks to remain competitive. In addition, we may select one technology or one technology provider over another, while our competitors may select different technologies or providers. If we do not choose the technology that turns out to be the most efficient, economic or appealing to customers, our business could be adversely affected.

If we are not able to manage our growth, our business will be harmed.

Our ability to grow will depend, in part, upon our ability to:

•	successfully implement our strategy for offering bundled broadband services;

•	construct facilities;

•	market our services;

•	obtain and maintain on favorable terms any required government authorizations and interconnection agreements;

•	secure any needed financing; and

•	hire and retain qualified personnel.

In addition, as we increase our service offerings and expand within our targeted markets, we will have additional demands on our customer support, sales and marketing, administrative resources and network infrastructure. If we cannot effectively manage our growth, our business and results of operations will be harmed.

Our business could be hurt by natural disasters.

Our success depends on the efficient and uninterrupted operation of our communications services. Our networks are attached to poles and other structures in our service areas. A tornado, hurricane, flood or other natural catastrophe in one of these areas could damage our networks, interrupt our service and harm our business in the affected area.

We could be hurt by future regulation of our industry.

Legislation and implementing regulations in the telecommunications and cable areas continue to be quite complex, and regulation of Internet services may increase. Future actions by the United States Congress, the FCC, the Federal Trade Commission, state legislatures, state utility commissions, local municipalities and other regulators may adversely impact our business.

Difficulties in integrating businesses we have recently acquired or may acquire in the future may demand time and attention from our senior management.

Integrating businesses we have recently acquired or may acquire in the future, and in particular integrating the billing system of our most recent acquisition, may involve unanticipated delays, costs and/or other operational and financial problems. Successful integration depends on a number of factors, including our ability to transition acquired businesses to our operational and billing systems and technical specifications. In integrating acquired businesses, we may not achieve expected economies of scale or profitability or realize sufficient revenues to justify our investment. If we encounter unexpected problems at one of the acquired businesses as we try to integrate it into our business, our senior management may be required to expend time and attention to address the problems, which would divert their time and attention from other aspects of our business.

We may require additional funding to cover unforeseen costs, which funding may not be available.

When we expand our networks within our existing markets, introduce new products or services or enter new markets, we project the capital expenditures that will be required based in part on the amount of time necessary to complete the construction of the networks or the introduction of the services and the difficulty of such projects. Although we believe we can complete the build-out of our existing markets without raising additional capital, we may need more money to cover unforeseen costs associated with delays or unforeseen difficulties in connection with the build-out or maintenance of our networks or for other unanticipated reasons. Such financing, if necessary, may not be available on favorable terms or at all. If we cannot obtain additional funds when needed or if cash flow from operations is less than expected, our business and financial condition may be adversely affected.

Expanding into additional markets, either through internal growth or acquisitions, will require additional funding and numerous approvals.

Although currently we do not intend to enter any new markets, we may expand into other attractive markets if the right opportunities arise. However, expansion into additional markets will require significant additional capital, as well as numerous authorizations and approvals such as franchises, construction permits, pole attachment agreements, interconnection agreements and others. Expansion markets may not have the same economics or operating metrics as we have experienced in our existing markets, and may involve more difficult competitive situations or other hurdles.

We could be damaged by the loss of our key personnel.

Our business is currently managed by a small number of key management and operating personnel. While we have an employment agreement with William Morrow, our Chief Executive Officer, we do not have any employment agreements with any other employees. Further, we do not maintain “key man” insurance on any of our employees. If Mr. Morrow or many of the members of our management team were to leave the company, our business could suffer.

RISKS RELATING TO THE WARRANTS AND THE WARRANT SHARES

There are no public trading markets for the warrants and warrant shares, and the warrants and the warrant shares contain restrictions on transfer. In addition, there will be limitations on the ability of holders of warrants to transfer warrant shares.

Prior to this offering, the warrants have been eligible for trading on The PORTALSM Market. The warrants sold by means of this prospectus are not expected to remain eligible for trading on The PORTAL Market. We do not intend to list the warrants for trading on any national securities exchange or on Nasdaq. The initial purchasers of the warrants have informed us that they intend to make a market in the warrants. However, the initial purchasers have no obligation to do so, and may discontinue any market-making activities at any time without notice. We cannot assure you of the development of any market or of the liquidity of any market that may develop for the warrants following the effectiveness of the registration statement to which this prospectus relates.

If the warrants are traded, the liquidity of the trading market in the warrants, and the market price quoted for the warrants, may be affected by changes in the overall market for such securities and by changes in our financial condition, performance and prospects or in the prospects for companies in the telecommunications industry generally. As a result, you cannot be sure that an active trading market will develop for the warrants.

The warrant shares are not eligible for trading on any national or regional exchange and are not eligible for trading in The PORTALSM Market. There are currently no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in our common stock. There can be no assurance that an active trading market in our common stock will develop, or if such a market develops, that it will be sustained. This may limit your ability to sell the warrant shares.

Until the registration statement of which this prospectus is a part is declared effective, you may offer to sell or sell the warrant shares only pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. We cannot assure you that we will be able to cause the registration statement of which this prospectus is a part to be declared effective or keep it continuously effective (and this prospectus current) until your warrant shares qualify to be offered and sold pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

The warrants may have no value in a bankruptcy.

In the event a bankruptcy or reorganization is commenced by or against us, the unexercised warrants may be deemed to be executory contracts subject to rejection by us with approval of the bankruptcy court. As a result, even if sufficient funds are available, holders of the warrants may not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their warrants prior to the commencement of any such bankruptcy or reorganization.

During a liquidation, our obligations to the holders of shares of our preferred stock must be satisfied before any payments are made to the holders of our common stock.

If we are liquidated, the holders of our preferred stock will be entitled to be paid in full before any payments are made to the holders of our common stock. Our preferred stock has an aggregate liquidation preference of $597.4 million. Any funds used to pay the holders of our preferred stock will restrict our ability to use such funds for operations and must be paid before any amounts may be paid to the holders of our common stock. See “Description of Grande Capital Stock—Preferred Stock.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements about future events, including without limitation, information relating to business development activities, as well as capital spending, financing sources and the effects of regulation and increased competition. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements can sometimes be identified by our use of forward-looking words such as “may,” “will,” “anticipate,” “estimate,” “except,” or “intend” and other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. You should review carefully all of the information, in this prospectus, including the financial statements.

In addition to the risk factors described under the heading “Risk Factors,” the following important factors could affect future results, causing actual results to differ materially from those expressed in the forward-looking statements:

•	our dependence on existing management;

•	the local, regional, national or global economic climate;

•	an act of terrorism in the United States of America; and

•	changes in federal or state telecommunications laws or the administration of such laws.

These factors and the other risk factors discussed in this prospectus are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of the forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We cannot assure you that any projected results or events will be achieved. We do not have and do not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

USE OF PROCEEDS

We will not receive any proceeds from the offer and resale of the warrants or warrant shares by the selling holders. We will receive proceeds from the issuance of shares of our common stock upon the exercise of the warrants to the extent the warrants are exercised for cash. Holders of the warrants have the option to pay the exercise price of the warrants

•	in cash,

•	by tendering 14% senior secured notes having an accreted value at the time of tender equal to the exercise price,

•	by tendering warrants having a fair market value equal to the exercise price or

•	any combination of cash, notes or warrants.

Assuming all of the outstanding warrants are exercised for cash, we would receive aggregate gross proceeds of $136,457. We intend to use any proceeds from the exercise of warrants for working capital and other general corporate purposes.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock and we do not anticipate that we will pay cash dividends on our capital stock in the foreseeable future. The current policy of our board of directors is to retain any earnings to support our operations and to finance the expansion of our business.

The declaration of dividends is within the discretion of our board of directors and subject to the limitations set forth in the Delaware General Corporation Law. Pursuant to our restated certificate of incorporation, holders of our preferred stock are entitled to any dividends that may be declared from time to time by our board of directors on a pari passu basis with any dividend on our common stock, on an as-converted to common stock basis. Such dividends are not cumulative.

CAPITALIZATION

The following table sets forth Grande’s capitalization as of March 31, 2004.

March 31, 2004
(In thousands)
Cash and cash equivalents	$87,464

Long-term debt
Senior Notes	127,610
Other (including current maturities)	13,075

Total long-term debt	140,685

Common and preferred stock, at par value	454
Additional paid-in capital	508,243
Treasury stock, at cost	(5)
Accumulated deficit	(117,205)

Total stockholders’ equity	391,487

Total capitalization	$532,172

SELECTED FINANCIAL AND OPERATING DATA

You should read the data set forth below in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus. The following tables show summary portions of our unaudited historical consolidated financial data as of and for the three months ended March 31, 2004 and 2003 and our audited historical consolidated financial data as of and for the years ended December 31, 2003, 2002 and 2001. We derived our summary consolidated financial data as of and for the years ended December 31, 2003, 2002 and 2001 from our audited consolidated financial statements, which have been audited and reported upon by Ernst & Young LLP, independent auditors. The summary consolidated financial data for the three months ended March 31, 2004 and 2003 have been derived from our unaudited consolidated financial statements, which, in the opinion of our management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of that date.

The information in this table is not necessarily indicative of the results that may be attained in future periods, in particular due to the recent changes in our business described elsewhere in this prospectus.

	For the Period From Inception (November 17, 1999) through December 31, 2000	For the Year Ended December 31,			Three Months Ended March 31,
		2001	2002	2003	2003	2004
					(unaudited)
	(Dollars in thousands, except average monthly revenue)
Statement of operations data:
Operating revenues(1)	$38,180	$96,135	$147,423	$181,515	43,339	41,687
Operating expenses:
Cost of revenues	23,306	51,788	79,447	81,900	20,500	16,430
Selling, general and administrative	17,603	45,407	63,652	82,050	18,711	22,631
Depreciation and amortization	8,328	23,789	33,257	51,990	12,096	12,715

Total operating expenses	49,237	120,984	176,356	215,940	51,307	51,776

Operating loss	(11,057)	(24,849)	(28,933)	(34,425)	(7,968)	(10,089)
Other income (expense):
Interest income	1,736	1,123	164	154	40	65
Interest expense(2)	(1,767)	(2,773)	—	(2,887)	(356)	(1,277)
Gain (loss) on disposal of assets	51	—	—	(312)	(2)	16
Loss on extinguishment of debt					—	(2,145)

Total other income (expense)	20	(1,650)	164	(3,045)	(318)	(3,341)

Net loss	$(11,037)	$(26,499)	$(28,769)	$(37,470)	(8,286)	(13,430)

Other financial data:
EBITDA/Adjusted EBITDA(3)	$(2,486)	$(811)	$4,828	$17,637	$4,321	$2,839
Net cash provided by (used in) operating activities	13,357	(6,817)	(2,870)	18,923	(380)	(6,072)
Net cash used in investing activities	(127,052)	(96,197)	(40,613)	(78,453)	(18,682)	(11,260)
Net cash provided by financing activities	131,444	98,962	49,443	82,118	16,131	62,550
Cash and cash equivalents, end of period	17,749	13,697	19,658	42,246	16,727	87,464

Other operating data, end of period:
Marketable homes passed(4)	—	38,600	171,428	277,399	187,145	280,959
Customers	—	10,329	52,269	102,740	60,106	110,790
Customer penetration(5)	—	26.8%	30.5%	37.0%	32.1%	39.4%
Average monthly revenue per customer in the last quarter of period(6)	—	$69.77	$74.80	$84.60	$76.51	$87.14
Connections(7)
Cable television	—	6,775	42,230	71,855	46,216	75,255
Telephone	—	5,850	42,583	97,288	52,045	101,347
Broadband Internet	—	2,414	17,415	38,450	20,788	43,142

Total connections	—	15,039	102,228	207,593	119,049	219,749

	As of December 31,				As of March 31,
	2000	2001	2002	2003	2004
	(Dollars in thousands)
Selected balance sheet data:
Current assets	$27,660	$28,686	$38,730	$65,038	$107,786
Property, plant and equipment, net	100,860	175,663	277,126	298,197	298,063
Total assets	193,353	270,917	460,612	516,691	564,595
Current liabilities	41,118	30,564	27,240	35,496	28,462
Long term debt, net of current portion	25,160	—	34,258	74,583	140,249
Stockholders’ equity	127,075	240,353	395,565	402,170	391,487

	For the Period From Inception (November 17, 1999) through December 31, 2000	For the Year Ended December 31,			Three Months Ended March 31,
		2001	2002	2003	2003	2004
	(Dollars in thousands, except average monthly revenue)
Reconciliation of EBITDA/Adjusted EBITDA:
Net loss as reported	$(11,037)	$(26,499)	$(28,769)	$(37,470)	$(8,286)	$(13,430)
Add back non-EBITDA/Adjusted EBITDA items included in net loss
Interest income	(1,736)	(1,123)	(164)	(154)	(40)	(65)
Interest expense	1,767	2,773	—	2,887	356	1,277
Taxes	192	249	504	384	195	197
Depreciation & Amortization	8,328	23,789	33,257	51,990	12,096	12,715
Loss on extinguishment of debt	—	—	—	—	—	2,145

EBITDA/Adjusted EBITDA	(2,486)	(811)	4,828	17,637	$4,321	$2,839

(1)	We had no operating revenues for our cable television, telephone and broadband Internet services for the period from inception (November 17, 1999) through December 31, 2000. Operating revenues for our cable television, telephone and broadband Internet service were approximately $1.7 million, $27.3 million and $66.7 million for the years ended December 31, 2001, 2002 and 2003, respectively. Operating revenues for our cable television, telephone and broadband internet service were approximately $12.7 and $27.6 for the three months ended March 31, 2003 and 2004, respectively. Our service agreement with MCI provided approximately $32.4 million, $66.7 million, $73.3 million and $65.0 million of our operating revenues for the period from inception through December 31, 2000, and for the years ended December 31, 2001, 2002 and 2003, respectively. The agreement with MCI, under which we provided various carrier related services, was terminated in the fourth quarter of 2003 as part of MCI’s bankruptcy proceedings. We expect that our acquisition of Advantex in late October 2003 will offset a significant portion of the revenues lost from the termination of this agreement. We include the operating results of each of our acquisitions in our financial statements beginning on the date of consummation of the acquisition. Revenues from Advantex for November and December of 2003 totaled $6.1 million and for the three months ended March 31, 2004 totaled $8.9 million.
(2)	Interest expense in 2003, on a pro forma basis assuming the sale of the outstanding notes as if the transaction had occurred January 1, 2003, would have been $15.4 million, net of $3.6 million of capitalized interest.
(3)

Net income (loss) before interest income, interest expense, taxes, depreciation amortization is commonly referred to in our business as “EBITDA.” EBITDA is not a measure of financial performance under generally accepted accounting principles. We believe EBITDA is often a useful measure of a company’s operating performance and is a significant basis used by our management to measure the operating performance of our business. Because we have funded and completed the build-out of our networks by raising and expending large amounts of capital, our results of operations reflect significant charges for depreciation, amortization and interest expense. EBITDA, which excludes this information, provides helpful information about the operating performance of our business, apart from the expenses associated with our physical plant or capital structure. EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. EBITDA does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. In the first quarter of 2004, we wrote off debt issuance costs of approximately $2.1 million associated with the repayment of our senior credit facility following the completion of our senior notes offering. We believe this expense is analogous to amortization and interest expense, and therefore we believe it is more useful to show EBITDA net of this one-time amount because we believe it is a better measure of our operating performance and is more comparable to prior periods. However, because of the nature of the charge, we are referring to our EBITDA for the first quarter of 2004 net of the charge as “Adjusted EBITDA.”

(4)	Marketable homes passed are the number of residential and business units, such as single residence homes, apartments and condominium units, passed by our networks, other than those we believe are covered by exclusive arrangements with other providers of competing services.
(5)	We measure customer penetration as a percentage of the number of customers out of all marketable homes passed by our networks.
(6)	Average monthly revenue per customer is the average monthly revenue per residential and small business customer for cable television, telephone and broadband Internet services for the fourth quarter of the period presented.
(7)	Because we deliver multiple services to our customers, we report the total number of connections for cable television, telephone and broadband Internet service in addition to the total number of customers. We count each cable television, telephone or broadband Internet service purchase as a separate connection. For example, a single customer who purchases cable television, telephone and broadband Internet services would count as three connections. We do not record the purchase of long distance telephone service by a local telephone customer or the purchase of digital cable services by an analog cable customer as additional connections. However, we do record each purchase of an additional telephone line by a local telephone customer as an additional connection. A more detailed discussion is contained below under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Marketable Homes Passed, Penetration, Customers, Connections and Market Level Cash Flow.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our consolidated financial condition and results of operations for the three months ended March 31, 2004 and for the years ended December 31, 2003, 2002 and 2001 and other factors that are expected to affect our prospective financial condition. The following discussion and analysis should be read together with our consolidated financial statements and related notes beginning on page F-1 of this prospectus.

Overview

We provide communities in Texas with a bundled package of cable television, telephone and broadband Internet services. We operate fully integrated advanced broadband networks in six markets that passed 280,959 out of approximately 1.4 million marketable homes and small businesses as of March 31, 2004. We have achieved over 35% customer penetration of the marketable homes and small businesses that our networks pass. We expect that with existing cash on hand and our anticipated cash flow from operations, we will be fully funded to build-out our networks to pass all 1.4 million marketable homes and small businesses over the next several years.

In July 2000, when our network construction was still in a very early stage, we acquired an established telephone and data network that served as the platform for our provision of residential services and that still provides network services revenues. This acquisition provided a significant portion of our revenues while we moved forward with the construction of our broadband networks, although revenues from the acquired assets and our other network services has declined as a percentage of total revenues in each year since that time. Since 2001, as our network construction proceeded and the number of bundled services customers has grown, we have derived an increasing percentage of our revenues from our retail cable television, telephone and broadband Internet services and we expect this trend to continue. We expect that our retail cable television, telephone and broadband Internet services will represent a majority of our total revenues in 2004.

Since inception, we have been funded primarily with private equity investments. Between February 2000 and October 2003, we completed a series of private placements of our preferred stock, raising aggregate gross proceeds of $338.2 million from the sale of our capital stock. The net proceeds from these private placements have been used to fund operations and our acquisitions, which are described below under the heading “Acquisitions.” As a result of equity investments and mergers, we now have $508 million of total invested equity capital and a base of over 20 institutional private equity investors. We have incurred net losses for the past three years and expect to continue to incur net losses for the next several years. However, we did achieve positive EBITDA in 2002 and 2003 and positive Adjusted EBITDA in the three month period ended March 31, 2004. See “EBITDA/Adjusted EBITDA” below for a discussion of this non-GAAP measure of our operating performance as well as our use of Adjusted EBITDA in the first quarter of 2004.

Acquisitions

The following is a summary of the six acquisitions that we have completed since inception. Each of our acquisitions has been strategic in nature, either enhancing our capabilities, expanding our network coverage or reducing our anticipated future capital expenditures. We include the operating results of each of our acquisitions in our financial statements beginning on the date of consummation of the acquisition.

Thrifty Call

In July 2000, we acquired the assets of Thrifty Call, a communications service provider, for approximately $69.2 million in cash and $50.0 million in assumed liabilities. The acquisition provided us with an established telephone and data network that served as the platform for our provision of residential telephone and broadband Internet services. In addition, Thrifty Call was the primary provider of telephone services to ClearSource, which we subsequently acquired in June 2002, as discussed below.

US OnLine

Between December 2001 and October 2002, we completed a series of transactions in which we purchased certain assets from US OnLine consisting of certain right of entry agreements, property and equipment located in Texas for approximately $13.2 million in cash. These transactions provided us with an established customer base of approximately 15,000 connections and exclusive long-term service rights to multiple dwelling units, or MDUs, in Austin and San Antonio. US OnLine was a provider of bundled cable television, telephone and broadband Internet services.

ClearSource

In June 2002, we acquired ClearSource in a stock-for-stock transaction in which we issued to former ClearSource stockholders 114,698,442 shares of Series D preferred stock and 7,999,099 shares of Series E preferred stock valued at $1.30 per share and $2.50 per share, respectively. Our CEO, William Morrow, was one of the founders of ClearSource, and at the time of the acquisition we shared most of the same major investors with ClearSource and a number of ClearSource’s directors were members of our board of directors. ClearSource provided bundled services similar to ours to residential and small business customers over a broadband network in the Waco, Corpus Christi and Midland/Odessa markets and was the largest customer of our local telephone services. This acquisition provided us with approximately 51,000 connections.

TXU Communications

In March 2003, we acquired certain telecommunications equipment assets and customers of TXU Communications Ventures for approximately $1.0 million in cash and assumed leasehold obligations. In this transaction we acquired a DMS-500 switch in Round Rock, Texas, a small number of unbundled network element platform lines in Texas, MDU customers in Austin and customers in single dwelling units and MDUs in the Houston area. The acquisition provided us with growth capacity for telephone and Internet traffic in Austin/San Marcos.

C3 Communications

In March 2003, we acquired the long-haul network assets and customers of C3 Communications and certain of its affiliates for approximately $7.3 million in cash, which provided us with 3,000 route miles of fiber optic cable in Texas, Oklahoma, Arkansas and Louisiana. These assets serve as a backbone connecting each of our markets except Midland/Odessa and, along with our metro area networks, constitute the core infrastructure for our provision of broadband transport and network services.

Advantex Communications

In late October 2003, we acquired Advantex Communications for a purchase price (net of cash received) of $26.8 million in cash. Advantex provided bundled services similar to ours to residential and small business customers primarily in suburban northwest Dallas. This acquisition provided us with approximately 30,000 customers and approximately 400 route miles of fiber optic cable in northwest Dallas.

Marketable Homes Passed, Penetration, Customers, Connections and Market Level Cash Flow

We report marketable homes passed as the number of residential and business units, such as single residence homes, apartments and condominium units, passed by our networks other than those we believe are covered by exclusive arrangements with other providers of competing services. As of March 31, 2004, our networks passed 280,959 marketable homes and we had 110,790 residential and small business customers.

Because we deliver multiple services to our customers, we report our total number of connections for telephone, cable television and broadband Internet services in addition to our total number of customers. We count each telephone, cable television and broadband Internet service purchase as a separate connection. For example, a single customer who purchases cable television, telephone and broadband Internet service would count as three connections. We do not record the purchase of long distance telephone service by a local telephone customer or digital cable services by an analog cable customer as additional connections. However, we do record each purchase of an additional telephone line by a local telephone customer as an additional connection. As of March 31, 2004, we had 219,744 connections. We compute penetration of our markets both with respect to the number of customers and the number of connections as a percentage of marketable homes passed. Since each customer could receive one or more connections for each of our three principal services, the connections percentage may exceed 100%. As of March 31, 2004, our customer penetration was over 39%, and our penetration with respect to connections was over 78%.

Operating cash flow at the market level reflects revenue, cost of revenue and some expenses that we are able to specifically identify as directly related to the operation of that market. We follow the same approach in allocating cost of revenue at the market level as we do for cost of revenue allocation in general, as described below under the caption “—Costs and Expenses—Cost of Revenues.” In addition, we do not include centralized customer service expenses or corporate general and administrative expenses in determining market level operating cash flow. Because we provide services in all markets and to network service customers using a common network infrastructure, we do not track assets or liabilities at the market level. Our method of determining operating cash flow at the market level may not be comparable to approaches of other companies. Use of a different method of determining operating cash flow at the market level could change the operating cash flow at the market level, but not our overall operating cash flow. Based upon this method of allocating cost of revenue and excluding certain corporate expenses, we believe that each of our markets has achieved positive operating cash flow.

Operating Revenues

We derive our operating revenues primarily from monthly charges for the provision of cable television, telephone and broadband Internet services to residential and small business customers and provision of network services and broadband transport services to medium and large enterprises and communications carriers. These services are a single business provided over a unified network. However, since our different products and services generally involve different types of charges and in some cases different methods of recording revenues, we have presented some information on our revenues from each major product line.

Bundled services revenues—cable television, telephone and broadband Internet. We typically provide cable television, telephone and broadband Internet services on a bundled basis for fixed monthly fees billed in advance, with the amount of the monthly fee varying significantly depending upon the particular bundle of services provided. We also charge usage-based fees for additional services, such as pay-per-view movies that involve a charge for each viewing and long-distance services that involve charges by the number of minutes of use. We generally bill for these usage-based services monthly in arrears. Although we generate revenues from one-time charges for the installation of premises equipment, we do not typically sell equipment to the residential end-user. Most of our bundled offerings include fees for equipment rental. We also charge monthly or one-time fees for additional services, including advertising. We collect from our cable customers and include in our gross revenues the fees payable to cable franchise authorities, which are usually 5% of our revenues from cable subscriptions.

Broadband transport services revenues. Our revenues from broadband transport services, which consist of access to our metro area networks and point-to-point circuits on our long-haul network, involve fixed monthly fees billed in advance, where the amount charged varies with the amount of capacity, type of service and whether any customized capacity or services are provided. Our revenues also include non-recurring charges for construction, installation and configuration services, which can range significantly depending upon the customer’s needs.

Network services revenues. Our revenues from network services consist primarily of revenues from switched carrier services and managed modem services. We bill for most of our network services monthly in arrears based on actual usage. However, some network services, particularly our managed modem services, involve fixed monthly charges billed in advance. Some network services include non-recurring fees for installation or other work needed to connect the customer to our networks. There are monthly charges or negotiated fees for other services such as directory assistance, web hosting, database, collocation, technical support and billing services.

Expected Changes in Revenues

MCI Contract. From July 2000 to October 2003, a significant portion of our revenues was generated under a network services contract pursuant to which we provided carrier services to MCI. This contract generated approximately $66.7 million, $73.3 million and $65.0 million, or 70%, 50% and 36%, of our consolidated revenues for the years ended December 31, 2001, 2002 and 2003, respectively. The agreement with MCI was terminated in the fourth quarter of 2003 as part of MCI’s bankruptcy proceedings. MCI emerged from bankruptcy proceedings in April of 2004. We received a settlement from MCI during these proceedings as a result of minimum requirements under this agreement. We do not expect any further revenue from MCI under this agreement, other than amounts payable to us by MCI as a result of the settlement. We expect to receive payment of these additional amounts in the second quarter of 2004.

Advantex Acquisition. We expect that our recent acquisition of Advantex, discussed above, will provide us with bundled service revenue which will offset a significant portion of the network services revenues lost from the termination of the MCI contract. Revenues from Advantex for November and December of 2003 totaled $6.1 million and for the three months ended March 31, 2004 totaled $8.9 million.

Costs and Expenses

Cost of Revenues

Cost of revenues includes those expenses that are directly related to the generation of operating revenues and has fixed and variable components. Our network supports all of the products and services that we provide to customers, and due to a common network infrastructure and many of the same resources and personnel being used to generate revenues from the various product and service categories it is difficult to determine cost of revenues by product. Commencing with costs incurred in 2003 we allocate network and related costs among our products based upon the following approach:

We are able to specifically identify the costs related to cable television, so no allocation is needed for that product. We allocate each cost that relates to only one of our retail telephone, broadband Internet, broadband transport and network services products entirely to that product. For example, private line costs relate entirely to our broadband transport product and are allocated to it. Other costs, such as interconnect costs, generally are allocated among the various benefited products based upon the use of minutes or bandwidth or other appropriate metrics. These allocation formulas are reviewed for appropriateness every six months. Our method of allocating network and related costs among products may not be comparable to approaches of other companies. Use of a different method of allocation could change the cost of revenues and margin associated with each product. Our overall cost of revenues and gross margin is not affected by this allocation method.

Our cost of revenues include the following:

•	Cable costs. Programming costs historically have been the largest cost of providing our cable television services and we expect this trend to continue. We have entered into contracts with the National Cable Television Cooperative and other programming providers to provide programming to be aired on our networks. We pay a monthly fee for these programming services, generally based on the average number of subscribers to the program, although some fees are adjusted based on the total number of subscribers to the system or the system penetration percentage. Since programming cost is partially based on numbers of subscribers, it will increase as we add more subscribers. It will also increase to the extent costs per channel increase over time, and may change depending upon the mix of channels we offer in each market from time to time. Our cable costs also include the fees payable to cable franchise authorities, which are usually 5% of our revenues from cable subscriptions.

•	Telephone costs. Our cost of revenues associated with delivering telephone services to residential and small business customers consist primarily of transport costs, which are comprised mostly of amounts needed for the operation, monitoring and maintenance of our networks, and also include access and other fees that we pay to other carriers to carry calls outside of our networks. Transport costs for these types of customers are largely fixed so long as we do not need to procure additional equipment or lease additional capacity, but increase when new facilities need to be obtained. The access fees are generally usage based and therefore variable.

•	Broadband Internet costs. Our cost of revenues associated with delivering broadband Internet services to residential and small business customers consist primarily of transport costs and fees associated with peering arrangements we have with other carriers. Transport costs and peering fees for this service are largely fixed so long as we do not need to procure additional equipment or lease additional capacity, but increase when new facilities for connecting to the Internet need to be obtained.

•	Broadband transport services costs. Our cost of revenues associated with delivering broadband traffic consists primarily of fixed transport costs, which are comprised mostly of amounts needed for the operation, monitoring and maintenance of our networks, and also include access and other fees that we pay to other carriers to carry traffic outside of our networks. These costs are mostly fixed in nature. There are some variable costs associated with external maintenance and with private line services, which can have a component that requires us to pay other carriers for a portion of the private line.

•	Network services costs. Our cost of revenues associated with delivering traffic consist primarily of transport costs, mostly amounts needed for the operation, monitoring and maintenance of our networks, and access and other fees that we pay to other carriers to carry traffic outside of our networks. These costs are primarily fixed with respect to the portion of the traffic we carry on our networks, although there are variable components associated with external maintenance costs and other items. The access and other carrier fees are variable and usage-based.

Selling, general and administrative expenses

Our selling, general and administrative expenses include all of the expenses associated with operating and maintaining our networks that are not cost of revenues, primarily payroll and departmental costs incurred for network design, monitoring and maintenance. They also include payroll and departmental costs incurred for customer installation and service personnel, for customer service representatives and management and for sales and marketing personnel. Other included items are advertising expenses and promotional expenses, corporate and subsidiary management, administrative costs, professional fees, taxes, insurance and facilities costs.

Depreciation and amortization

Depreciation and amortization expenses include depreciation of our broadband networks and equipment and amortization of costs in excess of net assets and other intangible assets related to acquisitions. For periods beginning after January 1, 2002, we no longer amortize goodwill related to acquisitions in accordance with Statement of Financial Accounting Standards No. 142—Goodwill and Other Intangible Assets.

Results of Operations

The following table sets forth financial data as a percentage of operating revenues for the years ended December 31, 2001, 2002 and 2003.

	Years ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
Consolidated Financial Data:
Operating revenues:
Cable television	1%	9%	16%	14%	24%
Telephone	1	7	15	11	31
Broadband Internet	0	3	6	5	11
Broadband transport services	3	6	5	3	7
Network services	95	75	58	67	27

Total operating revenues	100	100	100	100	100
Operating expenses:
Cost of revenues	54	54	45	47	39
Selling, general and administrative	47	43	45	43	54
Depreciation and amortization	25	23	29	28	30

Total operating expenses	126	120	119	118	123

Operating (loss) income	(26)	(20)	(19)	(18)	(23)
Other income (expense):
Interest income	1	—	—	—	—
Interest expense	(3)	—	(2)	(1)	(3)
Gain/(loss) on disposal of assets	—	—	—	—	—
Loss on extinguishment of debt	—	—	—	—	(5)

Total income (expense)	(2)	—	(2)	(1)	(8)

Net loss	(28)%	(20)%	(21)%	(19)%	(31)%

Quarter Ended March 31, 2004 Compared to Quarter Ended March 31, 2003

Operating Revenues. Our operating revenues for the quarter ended March 31, 2003 and 2004 were $43.3 million and $41.7 million respectively, a decrease of $1.6 million, or 4%. This decrease is a result of the loss of the MCI agreement, partially offset by growth in broadband transport services and bundled services. Operating revenues for our cable television services for the quarter ended March 31, 2003 and 2004 were $5.9 million and $10.1 million, respectively, an increase of $4.2 million, or 71%. Operating revenues for our telephone services for the quarter ended March 31, 2003 and 2004 were $4.7 million and $13.1 million, respectively, an increase of $8.4 million, or 179%. Operating revenues for our broadband Internet services for the quarter ended March 31, 2003 and 2004 were $2.0 million and $4.4 million, respectively, an increase of $2.4 million, or 120%. The increased revenues for cable television, telephone and broadband Internet are primarily due to growth in the number of connections, from 119,049 as of March 31, 2003 to 219,744 as of March 31, 2004 and to a much lesser extent from rate increases. The additional connections resulted primarily from the continued construction of our broadband networks and continued penetration growth of marketable homes in our markets and from our acquisitions of TXU assets and Advantex. Our acquisition of TXU assets was completed in March 2003 and added approximately 5,000 connections. Our acquisition of Advantex was completed in October 2003 and added approximately 58,000 connections.

Operating revenues for our broadband transport services for the quarter ended March 31, 2003 and 2004 were $1.2 million and $2.9 million, respectively, due to our acquisition of C3 Communications in March 2003 and new customer growth. The increase in operating revenues from cable television, telephone, broadband

Internet and broadband transport services was partially offset by a decline in the revenues from network services, which were $29.5 million and $11.1 million, respectively, a decrease of $18.4 million, or 62%. This decrease is primarily due to a loss of revenue generated from our agreement with MCI, which terminated in the fourth quarter of 2003. We do not expect to receive any further revenue from MCI under that agreement, other than the amounts payable to us by MCI as a a result of the settlement with MCI. We expect to receive these funds in the second quarter of 2004. See “—Expected Changes in Revenues” and “—Critical Accounting Policies and Estimates—Revenue Recognition.”

Cost of Revenues. Our cost of revenues for the quarter ended March 31, 2003 and 2004 were $20.5 million and $16.4 million, respectively, a decrease of $4.1 million, or 20%. The decrease in our cost of revenues is primarily due to the decline in revenues in network services, offset by the growth of costs related to increased connections in our bundled services offerings. Cost of revenues decreased as a percentage of revenues from 47% in the quarter ended March 31, 2003 to 39% in the quarter ended March 31, 2004, reflecting the increasing percentage of our total revenues derived from our bundled service offerings. Cost of revenues associated with our cable television, telephone and broadband Internet services generally are significantly lower as a percentage of revenues than those associated with network services.

Our gross margin for the quarter ended March 31, 2004 for our bundled cable television, telephone and broadband internet services was 73%, compared with 67% for the quarter ended March 31, 2003, a increase of 9%. The increase is due primarily to a change in the mix of connections, as we added more telephone and broadband internet service connections versus cable television connections. Both telephone and broadband internet service products carry a higher gross margin than the cable television product. For broadband transport services, our gross margin for the quarter ended March 31, 2004 was 76%, compared with 66% for the quarter ended March 31, 2003, an increase of 15%. This increase is mainly due to increased usage of excess capacity on the fixed cost portions of our network. For network services, our gross margin for the quarter ended March 31, 2004 was 26%, compared with 46% for the quarter ended March 31, 2003, a decrease of 43%. In the fourth quarter of 2003 our contract with MCI was terminated. The resulting loss of traffic left us with excess capacity on the network as well as changing the mix of services provided, both of which decreased network services gross margin.

We expect that our overall gross margin will rise as the percentage of revenues derived from our cable television, telephone and broadband internet services and our broadband transport services, which are higher-margin services, increases in accordance with our business plan. Our margins are determined based on an allocation of cost of revenues among our products. Our method of allocating costs and therefore, of computing margin, may not be comparable to approaches of other companies. Use of a different method of allocation could change the margin associated with each product, although the overall gross margin would not be affected.

Selling, General and Administrative Expense. Our selling, general and administrative expense for the quarter ended March 31, 2003 and 2004 was $18.7 million and $22.6 million, respectively, an increase of $3.9 million, or 21%. The increase is primarily due to the expenses associated with the increase in the number of employees as a result of the acquisition of Advantex in October 2003. Selling, general and administrative expense increased as a percentage of revenues to 54%. We expect our selling, general and administrative expense to increase as a result of the growth of our business and customer base and our acquisition of Advantex.

Depreciation and Amortization Expense. Our depreciation and amortization expense for the quarter ended March 31, 2003 and 2004 was $12.1 million and $12.7 million, respectively, an increase of $0.6 million, or 5%. The increase is principally due to the continued expansion of our broadband networks. We expect depreciation and amortization expense to continue to increase as we make additional capital expenditures to construct and expand our networks in our existing markets.

Interest Expense. For the quarter ended March 31, 2003 and 2004, our interest expense, which includes interest incurred net of capitalized interest, was $0.4 million and $1.3 million, respectively. Our interest expense increased as a result of borrowings in 2003 under the existing senior credit facility as well as interest accrued related to the senior secured notes issued in March of 2004. For the quarter ended March 31, 2003 and 2004, we had capitalized interest of $0.6 million and $0.4 million, respectively.

Write-Off Due to Repayment of Credit Facility. During the quarter ended March 31, 2004, we completed a private placement of our senior notes. Concurrent with this offering we repaid $64.8 million to extinguish our senior credit facility. We wrote off debt issuance costs of approximately $2.1 million associated with this repayment.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Operating Revenues. Our operating revenues were $181.5 million in 2003, compared with $147.4 million in 2002, an increase of $34.1 million, or 23%. Operating revenues for our cable television services were $28.3 million in 2003, as compared with $13.2 million in 2002, an increase of $15.1 million, or 115%. Operating revenues for our telephone services were $27.9 million in 2003, as compared with $10.0 million in 2002, an increase of $17.9 million, or 179%. Operating revenues for our broadband Internet services were $10.5 million in 2003, as compared with $3.8 million in 2002, an increase of $6.7 million, or 173%. The increased revenues for cable television, telephone and broadband Internet are primarily due to growth in the number of connections, from 102,228 as of December 31, 2002 to 207,593 as of December 31, 2003 and to a much lesser extent from rate increases. The additional connections resulted primarily from the continued construction of our broadband networks and penetration of marketable homes in our markets and from our acquisitions of ClearSource, TXU and Advantex. Our acquisition of ClearSource was completed in June 2002 and added approximately 51,000 connections. Our acquisition of TXU was completed in March 2003 and added approximately 5,000 connections. Our acquisition of Advantex was completed in October 2003 and added approximately 58,000 connections.

Operating revenues for our broadband transport services were $8.2 million in 2003, as compared with $8.1 million in 2002. This is principally due to our acquisition of C3 Communications in March 2003, but was offset by a reduction in relevant construction services in 2003. The increase in operating revenues from cable television, telephone, broadband Internet and broadband transport services was partially offset by a decline in the revenues from network services, which were $106.6 million in 2003, as compared with $112.0 million in 2002, a decrease of $5.4 million, or 5%. The decrease is primarily from a decline in the revenues generated from our agreement with MCI, which generated approximately $73.3 million in 2002 and approximately $65.0 million in 2003. We do not expect to receive any further revenue from MCI under that agreement, other than the amounts payable in the settlement with MCI when MCI emerges from bankruptcy. See “—Critical Accounting Policies and Estimates—Revenue Recognition.”

Cost of Revenues. Our cost of revenues were $81.9 million in 2003, compared with $79.4 million in 2002, an increase of $2.5 million, or 3%. The increase in our cost of revenues also results from the increase in connections due to internal growth and acquisitions, and we expect our cost of revenues to continue to increase as we add more connections. Cost of revenues decreased as a percentage of revenues from 54% to 45%, reflecting the increasing percentage of our total revenues derived from our bundled service offerings. Cost of revenues associated with our cable television, telephone and broadband Internet services generally are significantly lower as a percentage of revenues than those associated with our carrier, data and other network services, which we believe is due to the greater number of competitor networks over which network services can be provided.

Our gross margin for 2003 for our bundled cable television, telephone and broadband Internet services was 68%. For broadband transport services, our gross margin for 2003 was 75%, and for network services, our gross margin for 2003 was 45%. We expect that our overall gross margin will rise as the percentage of revenues derived from our cable television, telephone and broadband Internet services and our broadband transport services, which are higher-margin services, increases in accordance with our business plan. Our margins are determined based on allocation of cost of revenues among our products, as discussed above. Our method of allocating costs and therefore, of computing margin, may not be comparable to approaches of other companies. Use of a different method of allocation could change the margin associated with each product, although the overall gross margin would not be affected. We began using a different allocation method in 2003 and our gross margins for each of our products in 2002 and before are not comparable to those of 2003 and accordingly are not being reported.

Selling, General and Administrative Expense. Our selling, general and administrative expense was $82.1 million in 2003, compared with $63.7 million in 2002, an increase of $18.4 million, or 29%. The increase is primarily due to a full year in 2003 of expenses associated with the increase in the number of employees as a result of the ClearSource acquisition in June 2002, and to a lesser extent the acquisition of Advantex in October 2003. Selling, general and administrative expense increased slightly as a percentage of revenues to 45%. We expect our selling, general and administrative expense to increase as a result of the growth of our business and customer base and our acquisition of Advantex.

Depreciation and Amortization Expense. Our depreciation and amortization expense was $52.0 million in 2003, compared with $33.3 million in 2002, an increase of $18.7 million, or 56%. The increase is principally due to depreciation expense with respect to continued expansion of our broadband networks. We expect depreciation and amortization expense to continue to increase as we make additional capital expenditures to construct and expand our networks in our existing markets.

Interest Income. Our interest income was $154,000 in 2003, compared with $164,000 in 2002, a decrease of $10,000, or 6%. Interest income primarily reflects the interest earned on the average cash balances in interest bearing accounts. Our interest income decreased as a result of lower average interest rates and lower average cash balances.

Interest Expense. In 2003, our interest expense, which includes interest payments net of capitalized interest, was $2.9 million, compared with interest expense of $0 in 2002. Our interest expense increased as a result of borrowings in 2003 under our then-existing senior credit facility. We had capitalized interest of $2.2 million in 2003 and $2.6 million in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Operating Revenues. Our operating revenues were $147.4 million in 2002, compared with $96.1 million in 2001, an increase of $51.3 million, or 53%. Operating revenues for our cable television services were $13.2 million in 2002, as compared with $0.8 million in 2001, an increase of $12.4 million, or 1,578%. Operating revenues for our telephone services were $10.0 million in 2002, as compared with $0.6 million in 2001, an increase of $9.4 million, or 1,687%. Operating revenues for our broadband Internet services were $3.8 million in 2002, as compared with $0.4 million in 2001, an increase of $3.4 million, or 956%. The increased revenues for cable television, telephone and broadband Internet are primarily due to growth in the number of connections, from 15,039 as of December 31, 2001 to 102,228 as of December 31, 2002 and to a lesser extent from rate increases. The additional connections resulted primarily from the continued construction of our broadband networks in our markets and from the acquisition of ClearSource in June 2002, which added approximately 51,000 connections.

Operating revenues for our broadband transport services were $8.1 million in 2002, as compared with $3.3 million in 2001, an increase of $4.8 million, or 145%. The increase is principally due to an increase in revenues from construction services provided for school districts located within our planned network build area in 2002. Operating revenues for our network services were $112.0 million in 2002, as compared with $91.1 million in 2001, an increase of $20.9 million, or 23%. The increase is primarily the result of increased revenues generated from our agreement with MCI, which generated approximately $73.3 million in 2002 compared to approximately $66.7 million in 2001.

Cost of Revenues. Our cost of revenues was $79.4 million in 2002, compared with $51.8 million in 2001, an increase of $27.6 million, or 53%. Cost of revenues remained constant as a percentage of revenues at 54%.

Selling, General and Administrative Expense. Our selling, general and administrative expense was $63.7 million in 2002, compared with $45.4 million in 2001, an increase of $18.3 million, or 40%. The increase is primarily due to an increase in the number of employees in 2002 as a result of the ClearSource acquisition in June 2002. Selling, general and administrative expense for 2002 declined slightly as a percentage of revenues to 43%.

Depreciation and Amortization Expense. Our depreciation and amortization expense was $33.3 million in 2002, compared with $23.8 million in 2001, an increase of $9.5 million, or 40%. The increase is principally due to depreciation expense with respect to our broadband networks.

Interest Income. Our interest income was $0.2 million in 2002, compared with $1.1 million in 2001, a decrease of $0.9 million, or 85%. Interest income primarily reflects the interest earned on the average cash balances in interest bearing accounts. Our interest income decreased as a result of lower average interest rates and lower average cash balances.

Interest Expense. Our interest expense, which includes interest payments net of capitalized interest, was $0 in 2002, compared with $2.8 million in 2001. Our interest expense decreased as the result of the use of the draws under our then-existing senior credit facility in 2002 to fund the construction of our networks and all of the interest associated with that balance was capitalized. In 2002 our capitalized interest payments were $2.6 million.

EBITDA/Adjusted EBITDA

We measure our operating performance on net income (loss) before interest income, interest expense, taxes, depreciation and amortization and special charges, referred to as “EBITDA.” EBITDA is not a measure of financial performance under generally accepted accounting principles. We believe EBITDA is often a useful measure of a company’s operating performance and is a significant basis used by our management to measure the operating performance of our business.

Because we have funded the build-out of our networks by raising and expending large amounts of capital, our results of operations reflect significant charges for depreciation, amortization, interest expense and special charges. EBITDA, which excludes this information, provides helpful information about the operating performance of our business, apart from the expenses associated with our physical plant or capital structure. We try to make each area of our business generate positive EBITDA, and when we have choices about the market or area in which to best deploy our resources we generally direct our resources towards the network construction that is expected to generate the most EBITDA. EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

In the first quarter of 2004, we wrote off debt issuance costs of approximately $2.1 million associated with the repayment of our senior credit facility following the completion of our senior notes offering. We believe this expense is analogous to amortization and interest expense, and therefore we believe it is more useful to show EBITDA net of this one-time amount because we believe it is a better measure of our operating performance and is more comparable to prior periods. However, because of the nature of the charge, we are referring to our EBITDA for the first quarter of 2004 net of the charge as “Adjusted EBITDA.”

EBITDA/Adjusted EBITDA was $4.3 million and $2.8 million for the quarter ended March 31, 2003 and 2004, respectively. The decrease is primarily due to the decline in MCI revenues, offset by increasing revenues from the addition of new customers, added both through acquisitions and the build-out of our networks over such periods. Since a significant portion of our cost of revenues and overhead expenses are generally fixed in nature, increasing revenue should result in further increases in EBITDA/Adjusted EBITDA and in EBITDA/Adjusted

EBITDA as a percentage of revenues. To the extent the increased revenues are from adding residential and small business customers for our bundled services, which have higher margins than network services, EBITDA/Adjusted EBITDA should increase more quickly on a percentage basis.

EBITDA was $(0.8) million, $4.8 million and $17.6 million for 2001, 2002 and 2003, respectively. The EBITDA increases in each year resulted from increasing revenues from the addition of new customers, added both through acquisitions and the build-out of our networks over such periods.

Since a significant portion of our cost of revenues and overhead expenses are generally fixed in nature, increasing revenue should result in further increases in EBITDA/Adjusted EBITDA and in EBITDA/Adjusted EBITDA as a percentage of revenues. To the extent the increased revenues are from adding residential and small business customers for our bundled services, which have higher margins than network services, EBITDA/Adjusted EBITDA should increase more quickly on a percentage basis.

The reconciliation of EBITDA/Adjusted EBITDA to net income is as follows:

	Year Ended December 31,			Three Months Ended March 31
	2001	2002	2003	2003	2004
	(Dollars in thousands)
Net loss as reported	$(26,499)	$(28,769)	$(37,470)	$(8,286)	$(13,430)
Add back non-EBITDA/Adjusted EBITDA items included in net loss:
Interest income	(1,123)	(164)	(154)	(40)	(65)
Interest expense	2,773	—	2,887	356	1,277
Taxes	249	504	384	195	197
Depreciation and amortization	23,789	33,257	51,990	12,096	12,715
Loss on extinguishment of debt	—	—	—	—	2,145

EBITDA/Adjusted EBITDA	$(811)	$4,828	$17,637	$4,321	$2,839

Liquidity and Capital Resources

Sources and Uses of Funds

Since inception, we have raised an aggregate of $338 million in funds from institutional private equity investors and others to pursue our business plan. As a result of such stock issuances and the ClearSource merger, we have a total of $508 million of total invested equity capital. Funds raised have been used to construct our networks, to make acquisitions, to launch services in our existing six markets and for working capital and operating expenses.

On March 23, 2004, we issued $136.0 million principal amount at maturity of senior secured notes with fixed interest payable at a rate of 14% per annum. We refer to these notes as the outstanding notes. Interest on the outstanding notes is payable semi-annually each April 1 and October 1 beginning October 1, 2004. We used a portion of the net proceeds from the sale of the outstanding notes to repay all amounts outstanding under our then-existing senior credit facility. The senior credit facility was terminated upon repayment and we are not able to borrow any further amounts thereunder. In connection with the payment and termination of the senior credit facility, we recorded $2.1 million of debt extinguishment expenses, including accelerated amortization of debt issuance costs and other expenses of $1.5 million.

We conducted the offering of the outstanding notes in order to accelerate the build-out of our networks and to improve our liquidity position. Accelerating the build-out is expected to result in increased revenues and EBITDA/Adjusted EBITDA over the near term. We have the ability to accelerate or postpone construction of extensions to our networks depending upon future cash availability, subject only to the need to eventually complete the build-out of our networks in accordance with the requirements of our franchise agreements.

At March 31, 2004, we had total cash and cash equivalents of $87.5 million and we had $140.2 million of long-term debt outstanding.

Provided that we meet the revenue, expense and cash flow projections in our current business plan, we expect that with existing cash on hand and cash flow from operations, we will be fully funded to build-out our networks to pass all 1.4 million marketable homes and small businesses in our existing markets over the next several years. Our business plan is based on estimates regarding expected future costs and expected revenues. Our costs may exceed or our revenues may fall short of our estimates, our estimates may change, and future developments may affect our estimates. Any of these factors may increase our need for funds to complete construction in our markets, which would require us to seek additional financing.

We may seek additional financing to undertake initiatives not contemplated by our business plan or obtain additional cushion against possible shortfalls. We also may pursue additional financing as opportunities arise. Future financings may include a range of different sizes or types of financing, including the sale of additional debt or equity securities. However, we may not be able to raise additional funds on favorable terms or at all. Our ability to obtain additional financing depends on several factors, including future market conditions; our success or lack of success in penetrating our markets; our future creditworthiness; and restrictions contained in agreements with our investors or lenders, including the restrictions contained in the indenture governing the senior notes. These financings could increase our level of indebtedness or result in dilution to our equity holders.

Cash Flows from Operating Activities

Our net cash provided by (used in) operating activities was $(6.8) million, $(2.9) million, and $18.9 million for 2001, 2002 and 2003, respectively. Overall, our operating cash flow has grown due to our increase in connections from 15,039 in 2001 to 102,228 in 2002 to 207,593 in 2003. We have incurred net losses during all three years, primarily due to depreciation expense, the amortization of goodwill in 2001, and the provisioning of bad debt expense. Positive operating cash flow from connection growth has been offset by reductions in working capital in 2002 and 2001, although cash provided by working capital increased slightly in 2003, due primarily to the fluctuations in receivables related to the MCI contract discussed above.

Our net cash used in operating activities for the quarter ended March 31, 2003 and 2004 was $0.4 million and $6.1 million, respectively. Overall, the rate of our cash use relative to the previous quarter has increased primarily due to the loss of the MCI contract as well as the cash used to satisfy the related working capital liabilities associated with providing service under that contract.

Cash Flows from Investing Activities

Our net cash used in investing activities was $96.2 million, $40.6 million, and $78.5 million for 2001, 2002 and 2003, respectively. These net cash outflows are primarily due to the build-out of our network and the acquisitions of assets from US OnLine, TXU, C3 Communications and Advantex. We have invested $90.9 million, $45.0 million, and $46.3 million in purchases of property, plant, and equipment in 2001, 2002 and 2003, respectively. Acquisitions and the related purchase price adjustments, net of cash acquired, totaled $5.3 million of cash use in 2001, $3.4 million of cash received in 2002, and $31.6 million of cash use in 2003.

Our net cash used in investing activities for the three-month period ended March 31, 2003 and 2004 was $18.7 million and $11.3 million, respectively. These net cash outflows are primarily due to the build-out of our network in both 2003 and 2004 as well as the acquisitions of assets from TXU, C3 Communications in March 2003.

Cash Flows from Financing Activities

Our net cash provided by financing activities was $99.0 million, $49.4 million and $82.1 million for 2001, 2002, and 2003, respectively. The majority of these funds were provided by net proceeds from preferred stock sales, except for $35.1 million and $30.2 million for 2002 and 2003, respectively, which represented draws under our then-existing senior credit facility, as well as $11.9 million of net proceeds from a sale and leaseback transaction in 2003.

Our net cash provided by financing activities for the three-month period ended March 31, 2003 and 2004 was $16.1 million and $62.6 million, respectively. Cash flows from financing activities in the quarter ended March 31, 2003 consisted primarily of borrowings on our senior credit facility. We paid the outstanding amount of $64.8 million on our senior credit facility with the proceeds of our 14% Senior Secured Notes offering in March of 2004. We received proceeds of $130.2 million, less $4.8 million of related issuance costs as of March 2004.

Capital Expenditures

We spent approximately $46.3 million in capital expenditures during 2003. Approximately half of this amount relates to network construction and the remainder relates principally to installation costs, the purchase of customer premise equipment, such as cable set-top boxes and cable modems, and corporate and network equipment, such as switching and transport equipment, and billing and information systems. In 2003, we built out our networks to pass an additional 39,000 marketable homes, which number excludes the number of additional marketable homes passed in 2003 as a result of acquisitions. As discussed above, we expect that assuming we meet the revenue, expense and cash flow projections in our current business plan, we will be able to fund all capital expenditures needed to build-out our networks to pass all 1.4 million marketable homes and small businesses in our existing markets over the next several years. If we decide to build broadband networks in additional cities or desire to further accelerate the build-out of our networks, we could require additional funding to operate and for the capital expenditures necessary to finance the construction of our networks and purchase of customer premise equipment.

We expect to spend approximately $48 million in capital expenditures in 2004. Pursuant to the terms of the indenture governing the senior notes, we may not spend more than $50 million in capital expenditures in 2004 unless we raise additional funds through equity financings. We expect to spend approximately half of this amount for network construction and the remainder principally for installation costs, the purchase of customer premise equipment and corporate and network equipment, including capitalized labor costs. We have completed substantially all of the design, planning and engineering work for our anticipated network construction in 2004, and much of this work for network construction in 2005. We expect that with this amount of expected capital expenditures for network construction, that our build-out of our networks in 2004 will pass approximately 36,000 additional marketable homes. We believe we are capable of supporting network construction at this rate of spending based on the fact that we have done equal or greater amounts of construction in prior years. The actual costs may vary significantly from this range and will depend on the number of miles of network to be constructed, the geographic and demographic characteristics of the city and neighborhood, population density, whether the homes passed are multiple dwelling units, costs associated with the cable franchise in that market, the number of customers in each city, the cost of customer premise equipment we pay for or finance, utility requirements and other factors.

Contractual Obligations and Commercial Commitments

We are obligated to make payments under a variety of contracts and other commercial arrangements, including the following:

Capital Leases. We lease office and facilities space under a sale and leaseback arrangement, as described below under the caption “Description of Other Indebtedness.” We also have certain immaterial capital leases for office equipment. Future minimum payments under our capital leases total $1.4 million in each of 2004 and 2005, and $24.3 million for 2006 and beyond.

Operating Leases. We lease office space and other assets for varying periods. Leases that expire are generally expected to be renewed or replaced by other leases. Future minimum payments under our operating leases total $4.2 million and $3.1 million in 2004 and 2005, respectively, and $25.0 million for 2006 and beyond.

Maintenance Agreements. We have numerous agreements for the maintenance of leased fiber optic capacity. Future amounts due total $1.2 million per year through 2007, and $16.4 million in 2008 and beyond.

Purchase Agreement. In October 2001, in connection with our then-existing senior credit facility, we entered into a purchase agreement with Marconi Communications, Inc. Under this agreement, as amended, we are currently required to purchase a minimum of $40.4 million of equipment from Marconi Communications between January 2004 and December 2008.

The following table represents our contractual obligations as of March 31, 2004 on a pro forma basis, which gives effect to the sale of the senior notes in March 2004 and the repayment of our then-existing senior credit facility:

	Payments Due by Period
Contractual Obligations	2004	2005	2006	2007	2008	2009 & Beyond	Total
	(In thousands)
Capital lease obligations	$1,083	$1,446	$1,418	$1,379	$1,379	$20,116	$26,821
Operating lease obligations	3,169	3,126	2,797	2,714	2,553	16,966	31,325
Maintenance obligations	892	1,189	1,189	1,189	1,189	15,225	20,873
Purchase obligations	3,006	5,650	10,475	11,600	8,350	—	39,081

Total	$8,150	$11,411	$15,879	$16,882	$13,471	$52,307	$118,100

Our plans with respect to network construction and other capital expenditures are discussed above under the caption “—Capital Expenditures.” We believe those planned expenditures do not constitute contractual obligations or binding commitments since, in general, we have the ability to accelerate or postpone construction of our networks depending upon cash availability, subject to the need to eventually complete the network in accordance with our franchise and single family residential development agreements.

We have entered into contracts with various entities to provide us with video programming services. We pay a monthly fee for those services, generally based on the average number of video subscribers to that service during the service period. We estimate programming fees to be approximately $22.5 million in 2004.

We have entered into numerous franchise agreements with municipalities in Texas. These agreements provide for, among other items: payment of a stated percentage of revenue, typically 5%, on a quarterly basis, the maintenance of deposits and corporate surety bonds up to $1 million, and the contribution of funds by us of up to $4 million to provide facilities and equipment related to public access channels. These agreements have various terms, ranging between 5 and 9 years, with additional renewal periods. We anticipate making significant payments with respect to these franchise agreements and the build-out of our networks during 2004 and beyond.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. To prepare these financial statements, we must make estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. We periodically evaluate our estimates and assumptions and base our estimates and assumptions on our best knowledge of current events and actions we may undertake in the future. Actual results may ultimately differ from these estimates. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity:

Revenue Recognition

Revenue from customers consists of fixed monthly fees for bundled services and certain network services, and usage based fees for long distance services in certain bundles and the majority of our network services. Local governmental authorities impose franchise fees on the majority of our franchises ranging up to a federally mandated maximum of 5% of annual gross revenues derived from the operation of the cable television system, to provide cable television services, as provided in the franchise agreements. Such fees are collected on a monthly basis from our customers and periodically remitted to local franchise authorities. Franchise fees collected and paid are reported as revenues and expenses, respectively. Our revenues are recognized when services are provided, regardless of the period in which they are billed. Amounts billed in advance are reflected in the balance sheet as deferred revenue and are deferred until the service is provided.

We recorded revenues for the last quarter of 2003 of $5.4 million to reflect proceeds from our settlement with MCI concerning contract minimum requirements under a take or pay arrangement. We expect additional amounts payable to us by MCI in the settlement to be reflected in the second quarter of 2004. Since amounts received in the settlement are payment for services otherwise receivable under that contract, we intend to record the settlement amounts as revenues.

We receive some revenues for construction performed for customers in connection with network service arrangements. These revenues, which are a small percentage of total revenues, are recognized under the percentage of completion method.

Classification of Various Direct Labor and Other Overhead Costs

Our business is capital intensive, and a large portion of our financial resources is spent on capital activities associated with building our networks. We capitalize costs associated with network construction, initial customer installations, installation refurbishments and the addition of network equipment necessary to enable provision of bundled or network services. Capitalized costs include materials, direct labor costs and certain indirect costs. We capitalize direct labor costs associated with our personnel based upon the specific time devoted to construction and customer installation activities. Capitalized indirect costs are those relating to the activities of construction and installation personnel and overhead costs associated with the relevant support functions. Costs for repairs and maintenance, and disconnection and reconnection, are charged to operating expense as incurred, while equipment replacement is capitalized.

Judgment is required to determine the extent to which indirect costs, or overhead, are incurred as a result of specific capital activities, and therefore should be capitalized. We allocate overhead based upon the portion of indirect costs that contribute to capitalizable activities using an overhead rate applied to the amount of direct labor capitalized based upon our analysis of the nature of costs incurred in support of capitalizable activities. The primary costs that are included in the determination of overhead rates are (i) employee benefits and payroll taxes associated with capitalized direct labor, (ii) direct variable costs associated with capitalizable activities, consisting primarily of installation and construction vehicle costs, (iii) the cost of support personnel, such as personnel who directly assist with capitalizable installation activities, and (iv) indirect costs directly attributable to capitalizable activities. For 2001, 2002 and 2003, $12.7 million, $10.5 million and $9.3 million of labor and overhead costs were capitalized, respectively. For the quarters ended March 31, 2003 and 2004, $2.3 million and $2.5 million of labor and overhead costs were capitalized, respectively.

Valuation of Long-Lived Assets and Intangible Assets

We evaluate the recoverability of property, plant and equipment for impairment when events or changes in circumstances indicate that the net book value of an asset may not be recoverable. Such events or changes in circumstances could include such factors as loss of customers accounting for a high percentage of revenues from particular network assets, changes in technology, fluctuations in the fair value of assets, adverse changes in market conditions or poor operating results. When such factors and circumstances exist, we compare the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluation of asset recoverability.

We performed a goodwill impairment test as of October 1, 2003, which coincided with the termination of the MCI contract. This test was performed in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142—Goodwill and Other Intangible Assets, which we adopted effective January 1, 2002. SFAS No. 142 recognizes that since goodwill and certain intangible assets may have indefinite useful lives, these assets are no longer required to be amortized but are to be evaluated at least annually for impairment. An independent appraisal firm was used for this analysis. The analysis reached the conclusion that the estimated fair value exceeded the carrying value, so no impairment existed. The estimated fair value was determined based on a discounted cash flow analysis and review of multiples for comparable companies. The assumptions used in the valuation testing have subjective components, including anticipated future operating results and cash flows based on our business plan and overall expectations as to market and economic considerations. Based on the results of this test we recorded no impairment loss for 2003.

Allowance for Doubtful Accounts

We use estimates to determine our provision for bad debts. These estimates are based on historical collection experience, current trends, credit policy and a percentage of our customer accounts receivable, as well as specific identification for larger customers. In determining these percentages, we look at historical write-offs of our receivables. Judgment is required both to identify customer accounts where collectibility is a concern, and to determine the amount of the reserve to be established for those customer accounts.

The foregoing list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for us to judge the application. There are also areas in which our judgment in selecting any available alternative would not produce a materially different result. Please see our consolidated financial statements and related notes thereto included elsewhere in this prospectus, which contain accounting policies and other disclosures required by accounting principles generally accepted in the United States.

For more information regarding our significant accounting policies, see Note 2 to our consolidated financial statements on page F-7 of this prospectus.

Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148—Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. We adopted the annual disclosure requirements of SFAS No. 148, which are effective for fiscal years ending after December 15, 2002 and elected to continue to account for employee stock options under APB No. 25. The interim disclosure requirements are effective for interim periods commencing after December 15, 2002. The adoption of this standard had no effect on our financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46—Consolidation of Variable Interest Entities (FIN 46). This interpretation of Accounting Research Bulletin 51—Consolidated Financial Statements addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. FIN 46 requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. We do not have any ownership in any variable interest entities as of March 31, 2004. We will apply the consolidation requirement of the interpretation in future periods if we should own any interest in any variable interest entity.

In April 2003, the FASB issued SFAS No. 149—Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments, including certain derivatives imbedded in other contracts and for hedging activities as defined under SFAS No.133 and FIN 45. SFAS No. 149 is effective for contracts entered into after June 30, 2003. We do not expect SFAS No. 149 to have a material impact on our financial position or statement of operations.

In May 2003, the FASB issued SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. We do not expect SFAS No. 150 to have a material impact on our financial position or statement of operations.

Qualitative and Quantitative Disclosures About Market Risk

Our exposure to market risk relates primarily to changes in interest rates on our investment portfolio. Our marketable investments consist primarily of short-term fixed income securities. We invest only with high credit quality issuers and we do not use derivative financial instruments in our investment portfolio. We do not believe that a significant increase or decrease in interest rates would have a material impact on the fair value of our investment portfolio.

BUSINESS

General

Our Business

Our primary business is to provide communities in Texas with a bundled package of cable television, telephone and broadband Internet services. We operate fully integrated advanced broadband networks in six markets that passed 280,959 out of approximately 1.4 million marketable homes and small businesses as of March 31, 2004. We have achieved over 39% customer penetration of the marketable homes and small businesses that we pass. We expect that with existing cash on hand and our anticipated cash flow from operations, and our anticipated cash flow from operations, we will be fully funded to build-out our networks to pass all 1.4 million marketable homes and small businesses over the next several years.

We believe our ability to offer bundled services to our customers over our own advanced networks provides us with a number of operational and capital efficiency advantages over our competitors. Our strategy, which is described below, has allowed us to rapidly grow each of our markets.

Grande Competitive Advantages

We believe we have been able to rapidly and cost effectively achieve our customer penetration levels because of the following competitive advantages:

•	Flexible product offerings, attractively bundled and priced. We are able to deliver a wide range of products that allow our customers to select the services that meet their specific needs and preferences; from bundled product offerings that include 4.0 Mbps Internet access, over 300 channels of cable television and local and long distance calling with custom features, to simple packages of basic cable television, local telephone and/or 384 Kbps Internet access. We also offer packages of multi-line calling plans and high-speed Internet offerings of up to 10 Mbps for commercial customers. We believe we can offer a competitively priced appropriate package for virtually any customer passed by our networks. Because of operating efficiencies that result from providing multiple services to one customer, we are able to provide our customers additional savings when they purchase products as part of a bundle of two or three services. We believe that we have been able to provide our customers with an attractively priced bundle while growing our average monthly revenue per customer to approximately $87 during the first quarter of 2004. We also believe that our ability to provide a single consolidated bill for multiple services is an attractive feature for our customers.

•	Strong local brand and customer service. We have chosen to serve customers in six attractive and growing markets in Texas: Austin/San Marcos, San Antonio, suburban northwest Dallas, Waco, Corpus Christi and Midland/Odessa. In each of these markets, we have established a strong local presence that we believe has positioned Grande as the home-town company, despite the fact that we are not the incumbent service provider in any of our markets. Our customer service and technical representatives, as well as our sales representatives, installation technicians and other employees who interact with our customers, know our markets and products, and are part of our customer-focused culture. We operate four call centers located in our markets allowing us to offer customer care 24 hours a day, seven days a week in an efficient, cost-effective manner. We believe our home-town brand, combined with local customer service and support, enables us to appeal to residential customers and small businesses in our markets as well as to local universities, utilities, hospitals and other institutions.

•

Competitively superior networks. We provide our services over our newly constructed, fully integrated, high-speed, high capacity networks, which bring fiber optic cable close to our potential customers, known as fiber to the curb. Our networks deploy fiber optic cable to nodes that serve from 24 to 500 customers, depending on network configuration. Our networks utilize an 860 Mhz signal, which is easily upgradeable to 1Ghz. By comparison, our cable television competitors use networks with a maximum of 750 Mhz signals, which are not designed to be as easily upgraded. Our networks are designed to have sufficient capacity to meet the growing demand for high-bandwidth cable television, telephone and Internet services while providing additional capacity to enable us to offer planned and future products. The architecture of our networks allows us to offer dedicated Internet products that we believe are superior to the shared bandwidth Internet products offered by our competitors. We already offer high definition television and digital video recording, and our networks are positioned to deliver on-demand cable television and Internet services, home security, interactive gaming and other demand-driven services, without requiring a significant additional capital investment.

The Grande Strategy

We seek to take advantage of our market position by pursuing the following operating strategy:

•	Pursue scalable growth. We have chosen to serve six Texas markets that we believe have significant growth potential. As of March 31, 2004, we passed 280,959 out of approximately 1.4 million marketable homes and small businesses in our existing markets. Since we have deployed or acquired substantial core infrastructure in each of our six markets, we will be able to increase the coverage of our existing networks by five times without the need to make the substantial capital expenditures required to enter a new market. In addition to capitalizing on our existing network investment, expanding our networks past additional homes in existing markets will enable us to take advantage of our local branding and marketing efforts and to minimize the loss of satisfied customers that move outside of our current network footprint.

•	Deploy capital in markets with demonstrated demand and operating metrics. We believe that each our existing markets has demonstrated strong consumer demand and favorable operating metrics. As of March 31, 2004, each of our markets had achieved at least 30% customer penetration. In addition, several of our community franchise agreements have required us to initiate our network deployment in areas with below average income demographics. As a result, we expect that as we continue to build out our networks into more of the higher income areas in these markets, our customer penetration rates and revenues per customer will continue to improve.

•	Leverage our infrastructure by serving enterprises and carriers. In addition to our primary business of offering bundled cable television, telephone and broadband Internet services to residential and small business customers, we also offer broadband transport services and network services to medium and large enterprises and communications carriers. These services are primarily provided using our existing infrastructure and personnel with minimal incremental operating costs and capital requirements. Historically, these services represented a majority of our revenues as a result of our acquisition in July 2000 of the assets of Thrifty Call, a communications service provider, which served as the platform for our provision of residential telephone and broadband Internet services. Since completing that acquisition, we have focused on the deployment and operation of our residential operations. However, we have continued to generate meaningful cash flows from the legacy telephone and data transport services, and we will continue to pursue incremental revenue opportunities from these and other network services. We expect that our broadband transport and network services will represent approximately one-third of our revenues in 2004 and that most of our growth opportunities will come from our cable television, telephone and broadband Internet services.

Our Markets

Texas provides attractive markets for our bundled services with its large population, substantial number of housing units and strong growth rate. Texas had a population of more than 20.8 million people and more than 8.1 million homes in 2000, a 22.8% increase in population and a 16.4% increase in homes from 1990. Our largest markets are growing at rates comparable to, or greater than, the growth rates in Texas overall. The strong growth rate of Texas’ population is expected to continue: an August 2002 report by the Texas Comptroller provides that Texas’ resident population is expected to reach approximately 22.9 million in 2005, a 10% increase from the 2000 figures. (U.S. Census Bureau, 2000 Census of Population and Housing, 2003; Texas Comptroller of Public Accounts, Texas Regional Outlook—the Capital Region, 2002.)

Texas also has a growing economy. The August 2002 report by the Texas Comptroller provided that the Texas gross state product increased from $670.1 billion in 1999 to $711.5 billion in 2000 and $734.4 billion in 2001, increases of 6.2% in 2000 and 3.2% in 2001. This growth significantly surpassed that of the United States gross domestic product, which increased 4.1% in 2000 and 1.2% in 2001. Texas personal income is growing as well, according to the August 2002 Texas Comptroller report. Texas personal income (meaning income after paying taxes) was $539 billion in 1999, $581 billion in 2000 and $608 billion in 2001. This number is expected to reach $770 billion by 2005, an increase of approximately 27% from 2001.

We provide communications services in most Texas cities and have a significant retail concentration in six markets in Texas, including Austin/San Marcos, San Antonio, Waco, Corpus Christi, Midland/Odessa and suburban northwest Dallas. We began offering bundled services in the Austin/San Marcos market and in San Antonio in early 2001, choosing these markets because of their size, anticipated future growth potential, density and demographics. The U.S. Census Bureau report indicates that both of these markets grew significantly between 1990 and 2000. The Austin/San Marcos population grew 39.8% and its number of homes grew 27.3% during the decade, while San Antonio’s population and number of homes grew 22.3% and 18.6%, respectively.

We moved into the Waco, Corpus Christi and Midland/Odessa markets in June 2002 when we acquired ClearSource’s networks that serve these areas. The ClearSource markets, although smaller and less dense than Austin/San Marcos and San Antonio, have attractive attributes for offering bundled broadband services, as evidenced by our customer penetration rates. We recently began providing services in the suburban areas northwest of Dallas in October 2003 when we acquired Advantex’s networks that serve this market. Suburban northwest Dallas is an affluent community and one of the fastest growing areas in Texas. Based on the 2000 U.S. Census Bureau report on population, the northwest area of Dallas in which we operate, which includes the cities of Denton, Lewisville, McKinney, Little Elm, Flower Mound, Frisco and Corinth, grew at a rate of 92.5% between 1990 and 2000.

Our markets include or are part of three of the ten largest Texas cities by population as well as by the number of homes based on the 2000 U.S. Census Bureau report:

•	San Antonio ranked third for population and number of homes;

•	Austin ranked fourth for population and number of homes; and

•	Corpus Christi ranked eighth for population and number of homes.

We believe that there is strong continuing demand for high-speed and high bandwidth cable television and telephone services in Texas. We believe that there is a growing demand for broadband Internet services in Texas. A broadcasting cable report provides that in September 2002, cable penetration in our markets averaged 66% of households, which is consistent with the national average of approximately 67%, and that percentage appears to be stable over the last several years. Given the increase in population, a stable penetration rate means the number of cable subscribers continues to increase incrementally each year. More importantly, cable revenue continues to increase due to increases in monthly revenue per subscriber. Monthly cable revenue increased 41% in the United States between 1998 and 2003. (Broadcasting Cable Yearbook 2003-2004, 2003; Federal Communications Commission, Tenth Annual Report, 2004; United States General Accounting Office, Wire Based Competition Benefits Consumers in Select Markets, 2004.)

Penetration rates for telephone services in Texas are also consistent with national averages. An FCC report on telephone subscribership provides that in March 2003, 94.8% of Texas households received telephone service. Average monthly revenue from residential users has increased incrementally each year, and telephone revenue in Texas continues to increase for businesses, which are the customers for our network services. Telephone revenue has increased in Texas each year since 1995, with a 68% increase in telephone revenue between 1995 and 2001. This growth rate exceeds that of the nation, as United States telephone revenue increased 58.8% between 1995 and 2001. (Federal Communications Commission, Telephone Subscribership in the United States, 2003; Federal Communications Commission, Trends in Telephone Service, 2003.)

We believe that there is a growing demand for broadband Internet services in Texas. Texas is highly ranked in the number of households with high-speed Internet service. An FCC report concludes that as of June 2003, Texas ranked fourth among states in the United States for its number of high speed Internet lines with 1,610,935 lines. This number of lines represented an increase of 19.4% from the number of high-speed Internet lines in Texas in December 2002, only six months before. Of these high-speed Internet lines, 90.9% were used by residential and small business subscribers. Further, in May 2002, the Austin/San Marcos area reported the second highest percentage of households using Internet services in the United States, with 76.5%. (Federal Communications Commission, High-Speed Services for Internet Access: Status as of June 2003, 2003; Lazich, Market Share Reporter 2003, 2003, citing Yahoo! Internet Life, 2002, from Forrester Research and U.S. Census Bureau.)

The following table sets forth, in each of our markets, total marketable homes and marketable homes we pass. Information on total marketable homes and marketable homes passed is from data we collected in our markets and is as of March 31, 2004.

City	Total marketable homes	Marketable homes passed
Austin/San Marcos	350,000	52,972
San Antonio	550,000	49,435
Suburban Northwest Dallas	250,000	58,175
Waco	50,000	42,296
Corpus Christi	100,000	38,379
Midland/Odessa	70,000	32,944
Total(1)	1,370,000	280,959

(1)	As of March 31, 2004, we had 6,758 marketable homes passed in the Houston metropolitan area as a result of our TXU acquisition, which are included in marketable homes passed but not in total marketable homes.

Industry

In recent years, regulatory developments have led to changes and increased competition in the telecommunications industry. The Telecommunications Act of 1996 and its implementation through FCC regulations have broken down barriers between providers of different types of communications services. Companies that were effectively limited to providing one telecommunications service can now provide additional services with fewer regulatory restrictions or requirements.

Advances in technology have furthered changes in the industry by enabling delivery of cable television services, telephone services and broadband Internet services over different types of networks and making the delivery of more than one service over one broadband network feasible and economical. Advanced products such as high definition television, which in the past required prohibitive amounts of space on a network, can now be delivered in some form over communications providers’ existing networks. In our markets, local telephone providers are offering long-distance services and Internet services, cable providers are providing broadband Internet services and some cable television providers are also providing telephone service through VoIP.

We believe the industry is moving toward a scenario where most communications providers offer two or three services. Communications providers seek to offer multiple services to leverage their capital investments in their networks, protect their market share in their core service offerings from competition, achieve operating efficiencies and increase revenues from their existing customer bases. We believe that as more and more communications providers offer multiple services, providers will have to distinguish themselves from competitors by offering high quality products and services across all service types, better pricing that reflects some of the operational efficiencies and convenience to the customer in the form of a single bill and unified customer support.

While many competitors have begun to offer bundled services as a marketing approach, we believe few own and operate advanced networks capable of offering a full range of services on a large scale at competitive prices. Some telephone providers and cable television providers have formed joint ventures to provide more than one service to a customer, but we believe these ventures cannot offer the operational efficiencies of using a single, specially designed and fully integrated network system or the convenience we offer of local customer service and support and a single point of contact. We have built our networks to be able to provide bundled services over one fully-integrated, broadband network system, to be connected and serviced by one company, and we believe we are the first in our markets to offer this true “all-in-one” service. We believe that our ability to provide a tailored package of bundled services over one network system, developed from a wide range of service options, at competitive prices has been a key factor in enabling us to penetrate our markets.

Services

Bundled Services

We provide bundled cable television, telephone and broadband Internet services to our residential and business customers. Each bundled package offers the convenience and cost-savings of having one bill and one company providing the services. We believe we are the first company in many of our markets to offer one-stop shopping for cable television, telephone and broadband Internet access to residential and small business customers. We price our products competitively in each of our target markets, typically offering our products on an individual basis at a discount to our competitors’ nearest comparable offering. When customers purchase our products as part of a bundle of two or three services, they benefit from additional savings.

We offer a broad range of services designed to address the varying needs and interests of a wide range of existing and potential customers. The following table shows the range of the cable television, telephone and broadband Internet services we offer on a bundled basis.

Cable Television	Telephone	Internet

300+ analog and digital channels

Premium content, including:

•      HBO

•      Starz

•      Encore

•      Cinemax

•      Movie Channel

•      Spanish language package

High-definition television

Pay-per-view

Digital video recorder

Interactive source guide

Unlimited local calling

Long distance calling plans

Free “Grande-to-Grande” long distance telephone service

Custom features, such as

•      Voice Mail

•      Call waiting

•      Call forwarding

•      Three-way calling

•      Operator assistance

•      Directory assistance

Multi-line plan for small businesses

Tiered product offerings • 384K to 4.0 Mbps for residential customers • Up to 10Mbps dedicated access for small businesses Dial-up option Free email accounts Free hosted web page

We currently offer 12 to 15 different bundled packages, each of which provides a combination of cable television, telephone and/or broadband Internet service. Some of these packages target high-use residential and small businesses, while others are designed to appeal to those who use smaller amounts of these services. Total Bundle, Xtreme Bundle and Signature Bundle are three examples of our bundled service offerings that we offer on flat monthly rates to residential customers. The following table shows the key features of these three bundles.

Bundle	Cable Television	Telephone	Broadband Internet
Total Bundle	300+ channels of analog and digital cable plus premium cable services	local phone service with custom call features and voicemail plus 300 minutes of long distance	4.0Mbps download and 512Kbps upload data transfer capabilities

Xtreme Bundle	300+ channels of digital and analog cable	local phone service with custom call features and voicemail	3.0Mbps download and 384Kbps upload data transfer capabilities

Signature Bundle	80 channels of basic cable	local phone service with custom call features and voicemail	384Kbps download and 128Kbps upload data transfer capabilities

We provide a single consolidated bill for all of our bundled services. Because of operating efficiencies that result from providing multiple services to one customer, we are able to provide our customers additional savings when they purchase products as part of a bundle of two or three services. We believe that cost savings on a bundle of services and the ability to turn to one company for all three services are attractive to consumers.

We also believe that selling a bundled service has significant benefits to us. Our customers that receive more than one service from us historically have been less likely to switch providers and more likely to reorder service if they move within our service area. Selling a bundled service offering increases revenues per customer, reduces per service installation and repair costs, leverages our operating systems and distinguishes us in the market place.

As of March 31, 2004, we estimate that more than 73% of our customers located in areas where we are able to bundle our cable television, telephone and broadband Internet services purchased at least two of those services. On average, each of our residential and small business customers purchases two of our three services. Almost all of our services are provided over our own networks, sometimes referred to as on-net. We estimate that less than 1% of our 219,744 total service connections as of March 31, 2004 are attributable to resale telephone customers served through other facilities and dial-up Internet customers.

The following table shows the development of our subscriber base since we launched our services in 2001:

	As of December 31,			As of March 31, 2004
	2001	2002	2003
Operating data:
Marketable homes passed(1)	38,600	171,428	277,399	280,959
Customers(2)	10,329	52,269	102,740	110,790
Customer penetration(3)	26.8%	30.5%	37.0%	39.4%
Average monthly revenue per customer in the fourth quarter of the period(4)	$69.77	$74.80	$84.60	$87.14
Number of connections(5):
Cable television	6,775	42,230	71,855	75,255
Telephone	5,850	42,583	97,288	101,347
Broadband Internet	2,414	17,415	38,450	43,142

Total connections	15,039	102,228	207,593	219,744
Connection penetration(6):
Cable television	17.6%	24.6%	25.9%	26.8%
Telephone	15.2%	24.8%	35.1%	36.1%
Broadband Internet	6.3%	10.2%	13.9%	15.4%

Total connection penetration	39.0%	59.6%	74.8%	78.2%
Average monthly revenue per connection(7):
Cable television	$41.23	$44.97	$44.20	$46.03
Telephone	26.88	34.33	41.66	44.12
Broadband Internet	25.22	34.37	37.49	35.94

(1)	Marketable homes passed are the number of residential and business units, such as single residence homes, apartments and condominium units, passed by our networks, other than those we believe are covered by exclusive arrangements with other providers of competing services. Our networks passed 50,947, 219,713 and 329,560 homes overall as of December 31, 2001, 2002 and 2003, respectively. Marketable homes passed increased by 3,560 from December 31, 2003 to March 31, 2004, although the company constructed network passing 5,914 new marketable homes in the same period. The 2,354 difference arose from a first quarter 2004 database clean-up on legacy information from acquisitions completed in 2003.
(2)	Customers increased by 8,050 from December 31, 2003 to March 31, 2004, although the company completed a database clean-up on legacy information from acquisitions completed in 2003 that resulted in an upward adjustment in the customer count resulting in 1,900 additional previously uncounted customers.
(3)	We measure customer penetration as a percentage of the number of customers out of all marketable homes passed by our networks.
(4)	Average monthly revenue per customer is the average monthly revenue per residential and small business customer for cable television, telephone and broadband Internet services for the fourth quarter of the period presented.
(5)	Because we deliver multiple services to our customers, we report the total number of connections for cable television, telephone, and broadband Internet service in addition to the total number of customers. We count each cable television, telephone, or broadband Internet service purchase as a separate connection. For example, a single customer who purchases cable television, telephone and broadband Internet services would count as three connections. We do not record the purchase of long distance telephone service by a local telephone customer or the purchase of digital cable services by an analog cable customer as an additional connection. However, we do record each purchase of an additional telephone line by a local telephone customer as an additional connection. A more detailed discussion is contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Marketable Homes Passed, Penetration, Customers, Connections and Market Level Cash Flow.”
(6)	We measure connection penetration as a percentage of the number of connections out of all marketable homes passed by our networks. Because we deliver multiple services to our customers, connection penetration can be greater than 100%.
(7)	Average monthly revenue per connection is the average monthly revenue per connection for cable television, telephone and broadband Internet services for the fourth quarter of the period presented.

Cable Television

We offer basic cable, expanded cable and digital cable packages, as well as premium cable channels and digital music service. Our customers may choose from over 300 channels, including a wide range of television, music and movie channels. We offer additional features such as 30 premium movie channels, high definition television and digital video recording in most of our markets. Premium movie channels are offered individually or in packages of several channels as add-on services for an additional monthly fee. As of March 31, 2004, we provided cable television services to 75,255 connections. On average, during the first quarter of 2004, each of our cable television connections generated $46.03 in monthly revenues.

Our cable television offerings include:

Basic Cable. Our basic cable offering consists of over 80 analog channels, which generally consists of local broadcast television, local community and government access programming, and a number of satellite delivered or non-broadcast channels such as ESPN, CNN, Discovery Channel, Lifetime, TNT, A&E and Bravo.

Digital Cable. Our digital cable offering consists of our basic cable offering plus digital cable channels for a total of over 300 channels and includes an interactive electronic programming guide, 45 CD-quality channels of digital music, and an expanded menu of pay-per-view channels from additional digital channels. In addition, we have tailored our digital cable programming to include a large number of Spanish language channels to appeal to the large Spanish-speaking population in our markets.

Premium Movie Channels. These channels, which provide unedited, commercial-free movies, sports and other programming, include HBO, Cinemax, Showtime, The Movie Channel, Starz! and Encore.

Pay-Per-View. These channels allow basic analog and digital customers to pay to view a single showing of a recently released movie or a one-time special event, as well as packages of sporting events, such as the NHL™ hockey package, ESPN FULL COURT™ college basketball, championship boxing and wrestling.

High-Definition Television, Digital Video Recording and Other New Services. We have recently introduced high-definition television and digital video recording as add-on offerings to our digital cable subscribers in most of our markets. High-definition television provides our digital cable customers with a higher resolution picture than standard cable television. Digital video recording allows a digital cable customer to record, pause, rewind and replay programs that the customer is currently watching or that was previously recorded by the customer through an interactive menu. Our networks are designed to have sufficient capacity to meet the growing demand for additional high-bandwidth cable products, such as interactive gaming, for the foreseeable future.

Telephone

Local Service. We offer full-featured local telephone service, including standard dial tone access, 911 access, operator services and directory assistance. In addition, we offer a wide range of custom call services, including call waiting, call forwarding, call return, caller blocker, anonymous call rejection, auto redial, speed dial, three-way calling, priority-call and voice mail, each of which may be activated or deactivated by a customer, usually by dialing a simple activation code. We believe that our local telephone rates are competitive with the rates charged by the incumbent providers. As of March 31, 2004, we provided service to 101,347 telephone connections. On average, during the first quarter of 2004, each of our telephone connections generated $44.12 in monthly revenues.

Long Distance. Because we own our own long-distance telephone networks and related equipment in Texas, we are able to offer a range of retail long distance telephone services on a cost-effective basis. Our long distance services include traditional switched and dedicated long distance, toll-free calling, international, calling card and operator services. We offer our customers an option of a flat rate for long distance calls all day, every day, with no minimum monthly usage fees, and several prepaid long distance plans by which the customer pays a monthly fee for a pre-determined number of long distance minutes and a flat rate for any additional minutes. We also offer flat rate direct-dial international calling with no additional fees, surcharges or minimum call times per call. Our customers also may purchase 800 number calling services and calling card services. We believe our long distance telephone services are competitively priced. We offer our retail customers, as part of their subscription to our services, “free Grande-to-Grande,” which means there are no long distance charges for calls between two of our phone subscribers.

Broadband Internet Access

Through Grande.NET™, our broadband Internet service, we provide our Internet customers with high speed broadband Internet access through our networks, with speeds ranging up to 4.0 Mbps download and 384kbps upload for residential customers to up to 10 Mbps for commercial users. We offer multiple tiers of high-speed broadband access. We also offer low-price dial-up Internet access, but most of our residential and small business customers take advantage of the wide bandwidth and high data speeds available on our broadband networks. Our Internet customers have a choice of services with different download and upload speeds for different monthly charges. Grande.NET™ Internet service provides unlimited dedicated access to the Internet without dialing in or logging on to a network and without a dedicated telephone line. Our higher speed service offers superior speeds to DSL and appeals to the more sophisticated broadband Internet user. We also provide to our customers a specific number of free e-mail accounts and personal Web space. Customers have the option to purchase or rent a cable modem from us or purchase it directly from the retailer. We expect businesses and sophisticated users will require faster Internet access and larger bandwidth in the future, and we intend to offer products that will meet that demand using our high capacity networks. As of March 31, 2004, we provided broadband Internet services to 43,142 connections. On average, during the first quarter of 2004, each of our broadband Internet connections generated $35.94 in monthly revenues.

Broadband Transport Services

We offer access to our metro area and long-haul fiber networks and provide network related services to other local and long-distance telephone companies and Internet service providers, as well as large and medium sized enterprises that we pass with our networks. These services can include dark fiber leases and indefeasible right of use, custom network construction or lateral builds and access to the networks at various wavelengths. We also provide private lines services to enterprises, carriers and Internet service providers which allow the customer to connect multiple sites through dedicated point-to-point circuits which carry voice and data traffic at high-speeds. We currently provide access to our metro area and long-haul fiber networks in 16 cities in Texas, as well as Tulsa and Oklahoma City, Oklahoma, Little Rock, Arkansas and Shreveport, Louisiana. A metro area network is a high-speed data intra-city network, usually including a fiber optic ring, that links multiple locations within a city. Each of our metro area networks connects to most carrier points of presence, major incumbent local exchange carrier, or ILEC, and competitive local exchange carrier, or CLEC, central offices, hotels, central and suburban business centers, data centers and co-location facilities in these areas.

Network Services

We offer network services to medium and large enterprises and other communications service providers. All of these services are provided using primarily the same personnel and network infrastructure which we use to provide cable television, telephone and broadband Internet services to our retail customers. This allows us to leverage our existing resources and expertise to generate incremental revenues and cash flow. We believe that our ability to leverage our existing capabilities and network infrastructure has allowed us to support the early development of our core retail services while amortizing the cost of our networks over a larger revenue base. Since our networks pass these larger enterprises and carriers anyway, our goal has been to serve these customers and earn a return from every mile of network.

Our network services encompass a broad range of telephone and data services which primarily include:

Switched Carrier Services. These services consist of our regional transmission services to carriers and other telecommunications companies. This primarily involves our selling access to and transporting minutes for long-distance telephone companies for interstate and intrastate long-distance traffic terminations.

Data Services. We provide services to Internet service providers, which we call our managed modem services, that allow the Internet service provider to deliver high-speed Internet service to customers in areas where our networks are located. We provide the modems, offer dial-up and a variety of related services, including server hosting, direct access between our networks and the network of the Internet service provider, a customer-maintained user database, end-user technical support services and billing services. We also offer various other data services, such as inbound local calling and toll-free 800 calling to enterprises and other communications providers.

Managed Services. We provide telephone services, as well as the infrastructure needed to offer local telephone service, to competitive local exchange carriers. This enables the carriers to offer telephone services to their customers using our networks, including a local dial tone, local telephone features, long distance switching and calling cards. We also provide a comprehensive national directory assistance service which includes local and long distance directory assistance for listings in the United States. We also provide equipment co-location services that permit Internet service providers to collocate modems, routers or network servers with our network equipment.

Marketing and Sales

Our sales and marketing efforts focus on potential customers along our existing network footprint and emphasize the convenience, savings and improved service that can be obtained by subscribing to bundled services. As of March 31, 2004, we had 95 employees dedicated to sales and marketing. We expect that number will grow as we continue to build-out our networks.

Marketing

In each of our markets we have established a strong community presence that we believe has positioned Grande as the home-town company, despite the fact that we are not an incumbent service provider in any of our markets. We believe our home-town image enables us to appeal to residential customers and small businesses in our markets as well as to local universities, utilities, hospitals and other institutions. A key part of our marketing strategy has been to support local community organizations by sponsoring and participating in local charitable events and other community activities. Our Passion and Commitment Investment Club, or P&C Investment Club, which supports community organizations that provide food, shelter, clothing and healthcare to persons in need in our markets, has made significant donations to non-profit organizations across Texas and has been recognized with numerous local and state-wide awards for its community service. We believe that this community participation directly supports our direct sales force by creating a strong local brand to which we believe potential customers are receptive. We believe that this helps us to penetrate our target markets where the acquisition of new customers is typically dependent upon customers switching to our services from their existing providers.

We focus our marketing efforts on areas served by our networks through such means as direct mail campaigns, outdoor space advertising and local events sponsorship. In newly constructed network areas, we will undertake an extensive marketing campaign prior to activation of our services, beginning with direct mailings and door-hangers. In established areas we focus on marketing additional services to those customers who have previously subscribed to one or two of our products. For example, we run Grande television advertisements on our own cable system which emphasize our telephone and broadband Internet products that are available as part of a bundle. In both new and established areas, we will, to a lesser extent, use traditional advertising outlets, such as television, radio and local newspaper advertising, to reach potential customers.

Sales

We have separate sales teams in each of our markets dedicated to residential, multiple dwelling units, or MDUs, and commercial customers. Each of these sales teams reports to separate sales management that is responsible for all of the sales in a particular market segment. We have a general manager for each of our Austin/San Marcos, San Antonio, Waco, Corpus Christi, Midland/Odessa and northwestern Dallas markets. We also have separate sales teams dedicated to broadband transport and network services.

A standard residential sales team consists of direct sales, outbound sales, counter sales and support personnel. A typical commercial sales team consists of account executives and specialized business installation coordinators. Our MDU sales team has developed relationships with owners and management of the MDU properties in our target markets, which enables us to gain access to new customers as soon as they move into their unit. Our network services sales team focuses on making direct contact with communications providers principally via sales calls, trade shows and our sales team’s existing industry relationships. Our call center sales team handles all incoming and outgoing sales calls.

Our sales team is cross-trained on all our products to support our bundling strategy. Our sales team is compensated based on connections and is therefore motivated to sell more than one product to each customer. However, our sales force is highly incentivized to sell the right services to a particular customer without overselling. Our sales personnel will not get credit for selling products that are later cancelled within a certain number of months after the start of service. We believe that by providing the appropriate level of services to each customer, we are more likely to retain that customer, which reduces our overall customer turnover rate.

In addition, we have different sales strategies for marketing to customers in newly constructed network areas and to customers in established network areas. In new areas, prior to activation of our services, we target customers with door-to-door solicitations and outbound telemarketing as part of an extensive marketing campaign in the area. In established areas, we assign territories to individual direct sales representatives, which provides the ability to adjust sales techniques to fit the profile of different buyers in particular areas.

We work to gain customer referrals for additional sales by focusing on service and customer satisfaction. We have implemented several retention and customer referral tactics, including customer newsletters, personalized e-mail communications and loyalty programs. These programs are designed to increase loyalty, retention and up sell among our current base of customers.

Customer Care, Billing and Installation

Customer Care

We believe that the combination of bundled communications services on our own networks and quality customer care will be key drivers to effectively compete in the residential market. We believe that the quality of service and responsiveness differentiates us from many of our competitors. We provide customer service 24 hours a day, seven days a week. Our representatives are cross-trained to handle customer service transactions for all of our products. We operate a virtual customer phone center system, with centers in Waco and Austin that handle all customer service transactions other than network trouble calls, which we handle through our technical service center centrally located in San Marcos. In addition, we provide our business customers with a local customer service representative, which we believe improves our responsiveness to customer needs and distinguishes our products in the market. We believe it is a competitive advantage to provide our customers with the convenience of a single point of contact for all customer service issues for our cable television, telephone and broadband Internet services and is consistent with our bundling strategy.

We monitor our networks 24 hours a day, seven days a week through our network operations center. All of our acquisitions have been fully integrated into our network operating systems and are monitored by our central network operations and control center, or NOCC, in San Marcos. Our NOCC allows us to detect problems before or as soon as any service interruption occurs. We strive to resolve service delivery problems prior to customer awareness of any service interruptions.

Billing

We have invested significant resources in an integrated provisioning and billing system that is sufficiently scalable to support a full build-out in our existing markets and beyond. We have a single billing platform for cable television, telephone and broadband Internet services. This system greatly enhances our ability to address customer billing issues and also enables us to send a single bill to our customers for cable television, telephone and broadband Internet services. The billing systems are also fully integrated, except for the billing system acquired in the Advantex acquisition, which should be fully integrated by the second quarter of 2004. We have a separate billing platform for broadband transport and network services.

Installation

We have a single group of installers who install the equipment for all our of our cable television, telephone and broadband Internet offerings. This creates operating efficiencies for us by reducing the number of installation personnel we are required to maintain and allowing us to make one trip to the customer premises at the commencement of service. Our dispatch, order taking and installation management processes are coordinated for increased efficiency. We believe that this integrated and streamlined installation process creates a positive experience with Grande for the customer.

Corporate Culture

We believe our success depends in part on motivating our employees to deliver top quality service to our customers. We strive to create an environment where employees have a say in, and an impact on, our operations. Our “Great Game of Grande” program is an open book approach to business that empowers our employees to drive the success of our company. Through this program, each employee has access to certain goal-setting figures, and we provide training so all employees can understand how their efforts drive Grande’s achievements of these goals. Through our training, seminars and other educational programs, our goal is to become a company where all employees feel they have a stake in the success of the company and make decisions accordingly. We believe that this dedication particularly helps us in the areas of customer service, technical support and other departments that interact directly with our customers. We feel that this provides us with an advantage over our competitors, especially in an industry where superior customer service can provide an extra edge.

We encourage our employees to build strong community bonds through volunteerism and community service. The P&C Investment Club is an employee-run program that supports community organizations that provide food, shelter, clothing, healthcare and encourage technology initiatives in lower income neighborhoods. More than half of our employees are members of this club and participate by donating their time and money to the program. Through the P&C Investment Club and other service programs, Grande and its employees were involved with more than 80 community service projects throughout Texas in 2003. Grande and its employees have been recognized by Texas newspapers, radio stations, universities and professional associations for these community service contributions. We believe our community involvement and other local contributions drive the recognition of Grande as a home-town company.

Our Networks

Overview

Our networks consist of three primary components:

•	newly constructed, fully integrated, high capacity fiber-to-the-curb networks in each of our six markets over which we deliver our cable television, telephone and broadband Internet services. As of March 31, 2004, these networks passed 280,959 marketable homes and small businesses. As of March 31, 2004, we had 49 cable franchise agreements with cities in Texas, representing approximately 1,400,000 marketable homes in our six markets;

•	a long haul fiber network that consists of 3,000 route miles that link each of our markets, except Midland/Odessa, and link other markets in the region; and

•	a nationwide switching and interconnection platform, which we acquired in our purchase of the assets of Thrifty Call in July 2000. This platform served as the foundation for our provision of residential telephone and broadband Internet services. We continue to utilize this platform to leverage our networks and capabilities to offer our network services, which generate incremental cash flow to support the growth of our retail offerings in our six markets.

We also operate a network operations center in San Marcos, Texas, and monitor our networks 24 hours a day, seven days a week. Technicians in each of our service areas in Texas perform installations and repairs and monitor the performance of our networks. We train our technicians to install all of our bundled retail services. Our technicians also perform maintenance and repair on a regularly scheduled basis. We maintain the quality of our networks to minimize service interruptions and extend the broadband networks’ operational life. We primarily use our own personnel for the construction and maintenance of our networks. We maintain construction crews to engineer and repair our networks and to manage the construction process. As of March 31, 2004, we had 78 employees dedicated to engineering, facilitating and monitoring the construction of our networks.

Although we own our own networks, like all providers serving less than all of the homes and businesses in a particular market, we rely on local telephone companies and other companies to connect our local telephone customers with customers of other local telephone providers. We have access to other companies’ telephone networks, including those of SBC Communications, BellSouth, and Verizon, under standard interconnection agreements. These and other telephone companies also rely on interconnection agreements with us to connect to our telephone customers. These types of arrangements are required by federal law, as discussed below under the caption “—Regulation of Cable Services—Regulation of Telecommunications Services—Federal Regulation of Telecommunications Services.” There is an arbitration proceeding regarding SBC Communications’ standard interconnection agreement pending in Texas that is expected to impact all providers that interconnect with SBC Communications’ network, as discussed under the caption “Legal Proceedings” below.

The following sections describe in greater detail the primary components of our networks.

High Capacity Fiber-to-the-Curb Networks

Each of our six markets is served by a high capacity fiber-to-the-curb network, meaning the network deploys fiber optic cable to nodes serving 24 to 500 homes depending on the specific network architecture and typically leaves no more than 500 feet of hybrid fiber-coaxial cable or copper wire between the nodes and each customer premise. We believe this architecture, which utilizes 860 Mhz signals, provides us with significantly greater capacity than our incumbent cable competitors who generally operate networks deployed at 750 Mhz. Although our architecture varies from market to market, the following diagram is a general depiction of our fiber-to-the-curb network architecture.

We have deployed centralized facilities and backbone transport fiber rings in each of our six markets. Our centralized facility in each market consists primarily of a cable headend which aggregates programming content for distribution and a telephony switch for our telephone services which interconnects with either our own regional network or the public switched telephone network, or PSTN. This facility is connected to a backbone transport ring, which is a redundant, self-healing synchronous optical network, or SONET, loop that interconnects our hubs within a market. Each hub is then connected to an additional fiber SONET loop that distributes content to specific regions within a market. Across these rings, remote digital terminals, or RDTs, then serve as the starting point for branches of fiber optic lines, which terminate at optical network units, also known as nodes, that serve between 24 and 500 homes over hybrid fiber-coaxial cable. In certain markets, traditional copper wire is also deployed from the node for the delivery of telephone service. This architecture generally brings fiber optic cable to within 500 feet of each customer premise.

Our high capacity fiber-to-the-curb networks provide us with a number of cost and competitive advantages:

•	greater existing capacity than our competitors.

•	ability to cost effectively increase capacity if required by increased demand. Unlike our cable competitors, for whom we believe any increases above their existing 750 Mhz architecture may be cost prohibitive due to their reliance on amplifiers throughout their network, our network was designed so that it could be upgraded to 1 Ghz without significant expense and without the need to add amplifiers;

•	ability to expand network footprint incrementally. Through the deployment of additional distribution loops off our existing transport rings we are able to incrementally expand our footprint in our existing markets without the need to incur a significant increase in capital expenditures; and

•	ability to provide incremental broadband transport services. When we deployed our core backbone loops we designed them to pass important communications hubs, such as central offices, so that they would be attractive sources of intra-city broadband transport for larger enterprises and other communications carriers. By optimizing our footprint in this fashion we have been able to generate incremental revenues and cash flow that would not otherwise have been available to us.

Long Haul Network

In March 2003, we acquired the assets of C3 Communications, which provided us with 3,000 route miles of fiber optic cable that now interconnect all of our Texas markets except Midland/Odessa with other markets in Texas as well as Shreveport, Louisiana, Little Rock, Arkansas and Tulsa and Oklahoma City, Oklahoma. This network, which consists of three SONET rings, significantly lowers our cost of inter-city transport between our markets enabling us to more cost effectively monitor our networks and offer our free “Grande to Grande” long distance calling plan. The network also enables us to offer enterprise and carrier customers regional inter-city broadband transport as well as the intra-city transport we offer in our six markets.

Nationwide Switching and Interconnection Platform

In July 2000, we purchased the assets of Thrifty Call, a communications service provider, which served as the foundation for our provision of residential telephone and broadband Internet services. Thrifty Call also owned a nationwide switching and interconnection network for the delivery of wholesale communications services to other carriers. Since 2000 we have maintained and developed the original platform, which now consists of switches in Dallas, Austin/San Marcos, Waco and Houston, Texas, Atlanta, Georgia, Orlando, Florida and Indianapolis, Indiana, as well as various interconnection points across the country. This network is interconnected by leased lines and leverages our existing capabilities and infrastructure.

Competition

The telecommunications industry is highly competitive. We compete primarily on the basis of the price, availability, reliability, variety and quality of our offerings and on the quality of our customer service. Our ability to compete effectively depends on our ability to maintain high-quality services at prices generally equal to or below those charged by our competitors. In particular, price competition in the retail services and broadband transport services markets generally has been intense and is expected to increase.

We are not the first provider of any of our three principal services in any of our markets. We compete with numerous other companies that have provided services longer to the residents in these areas, and we often have to convince people to switch from other companies to Grande. Some of our competitors have significant competitive advantages over us, such as more years of experience, greater resources, mass marketing capabilities and broader name recognition. Our primary competitors include:

•	for cable television services, TimeWarner, CableOne, Cox Communications, Comcast, Charter Communications, DirecTV and EchoStar Communications (DISH Network);

•	for broadband Internet services, SBC Communications, TimeWarner, Verizon, Comcast, Charter Communications, CableOne, Cox Communications, CenturyTel, Direct-PC and STIC.NET;

•	for long-distance telephone services, AT&T, MCI, Sprint and SBC Communications; and

•	for local telephone services, SBC Communications, Verizon, CenturyTel, AT&T, MCI and Birch Telephone.

Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors.

Telephone

Our principal competitor for local services is the incumbent carrier in the particular market, which is SBC Communications in a large majority of our market areas. Incumbent carriers enjoy substantial competitive advantages arising from their historical monopoly position in the local telephone market, including pre-existing customer relationships with all or virtually all end-users. We also face competition from the alternative service providers including competitive providers such as CenturyTel and Birch, in Corpus Christi and Waco, respectively, many of which already have established local operations in our markets. Cable providers may also enter the local telephone market in some of our service areas.

We expect to continue to face significant competition for long distance telephone services from the incumbent long distance providers, such as AT&T, MCI and Sprint, which account for the majority of all U.S. long distance revenues. The major long distance service providers benefit from established market share, both in traditional direct-dial services as well as in prepaid and dial around products, and from established trade names through nationwide advertising. However, we regard our long-distance service as a complementary service rather than a principal source of revenues. Certain incumbents including, AT&T, MCI and Sprint, are able to offer local services in major U.S. markets using their existing infrastructure in combination with resale of ILEC service, lease of unbundled local loops or other providers’ services. A new threat comes from the incumbent ILECs entrance into the long distance market. In Texas, this would be SBC Communications and Verizon.

We increasingly face competition in the local and long distance telephone market from cable companies and wireless carriers. We believe that wireless telephone service currently is viewed by consumers as a supplement to, and not a replacement for, traditional telephone service. Wireless service generally is more expensive than traditional local telephone service and is priced on a usage-sensitive basis. However, the rate differential between wireless and traditional telephone service has begun to decrease and is expected to further decrease and lead to more competition between providers of local and wireless telephone services. Although customers generally continue to subscribe to their landline telephone service, wireless telephone service may be an even bigger threat to the long distance telephone market especially as usage rates continue to decrease and nationwide wireless telephone services are offered for flat monthly rates.

We also may increasingly face competition from businesses, including incumbent cable providers, offering long distance services over the Internet. These businesses could enjoy a significant cost advantage because, at this time, they generally do not pay carrier access charges or universal service fees. As explained more fully below under the caption “—Legislation and Regulation,” the regulatory status of VoIP service is being considered by the FCC and various states. The conclusions reached by these agencies will largely determine the viability and profitability of VoIP service, and, possibly, the success of our competitors offering this service.

Cable Television

Our cable television service competes with the incumbent cable television provider in all of our markets except in certain private development subdivisions where we are currently the only authorized cable provider. The incumbent cable providers in our markets, such as TimeWarner in Austin, San Antonio, Corpus Christi and Waco, Cable One in Odessa, Cox Communications in Midland and Austin and Comcast in northwest Dallas, have significantly greater resources and operating history than we do. We also compete with satellite television providers such as DirecTV and EchoStar Communications (DISH Network), as well as other cable television providers, broadcast television stations, other satellite television companies and wireless cable services. We face additional competition from private satellite master antenna television systems that serve condominiums, apartment and office complexes and private residential developments, and these systems are generally free of any regulation by state or local government authorities.

Legislative and regulatory developments may lead to additional cable competitors. The Cable Television Consumer Protection and Competition Act of 1992 contains provisions, which the FCC has implemented with regulations, to enhance the ability of cable competitors to purchase and make available to consumers certain satellite-delivered cable programming at competitive costs. The Telecommunications Act of 1996 eliminated many of the restrictions on local telephone companies that offer cable programming, and we may face increased competition from such companies. Several major local telephone companies have announced plans to provide cable television services to homes, which may compete with our services.

We obtain our cable programming by entering into arrangements or contracts with cable programming suppliers. Currently, a programming supplier that delivers its programming terrestrially (as opposed to by satellite) may be able to enter into an exclusive arrangement with one of our cable competitors for the delivery of certain programming, creating a competitive disadvantage for us by restricting our access to that programming. This generally involves local and regional programming, such as news and sporting events.

Some of our competitors may purchase programming at more advantageous rates due to their size and the availability of volume discounts. We purchase programming using the services of a national cooperative that seeks to obtain more favorable pricing on behalf of smaller cable providers nationwide.

The FCC and Congress also have adopted laws and policies providing a more favorable operating environment for new and existing technologies that may compete with our various video distribution systems. These technologies include, among others, direct broadcast satellite service in which signals are transmitted by satellite to receiving facilities located on customer premises.

Broadband Internet Services

The Internet access market is extremely competitive and highly fragmented. Providing broadband Internet services is a rapidly growing business and competition is increasing in each of our markets. Some of our competitors benefit from stronger name recognition and greater resources, experience and marketing capabilities. For broadband Internet services, we primarily compete with SBC Communications, TimeWarner, Verizon, Comcast, Charter Communications, CenturyTel, Direct-PC, Earthlink and STIC.NET. Other competitors include traditional dial-up Internet service providers, providers of satellite-based Internet services, other local and long distance telephone companies and cable television companies.

Many companies provide individuals and businesses with direct access to the Internet and a variety of supporting services. In addition, many companies such as Microsoft Corporation and AOL offer online services consisting of access to closed, proprietary information networks with services similar to those available on the Internet, in addition to direct access to the Internet. These companies generally offer broadband Internet services over telephone lines using computer modems. Some of these Internet service providers also offer high-speed integrated services using digital network connections and DSL connections to the Internet, and the focus on delivering high-speed services is expected to increase. Cable television companies also have entered the Internet access market using broadband facilities.

Bundled Services

We believe that, among our existing competitors, incumbent cable providers, the ILECs, CLECs and satellite television providers represent our primary competitors in the delivery of a bundle of two or more telephone, cable television and broadband Internet services. Presently, TimeWarner and SBC Communications offer a combination of two or more of these services in our markets. We expect that the ILECs and incumbent cable providers that do not yet offer more than one service will begin to offer a combination of these services in the near future. The introduction of bundled service offerings by our competitors could have a significant adverse impact on our ability to market our bundled services to customers, especially in markets where we are currently the only source of a combination of these services.

Network Services

We have a wide range of competitors in the provision of network services. We compete with virtually all large communications companies that own their own network equipment.

Employees

As of March 31, 2004, we had approximately 811 full-time employees, other than temporary employees. None of our employees is subject to collective bargaining agreements. We believe that our relations with our employees are good.

Properties

We lease our corporate headquarters and network operations center in San Marcos, Texas, which consists of approximately 52,548 square feet of office space, as well as 12 other office sites in Texas, of approximately 245,829 square feet of office space collectively. We primarily lease the real property sites in each of our markets upon which our network equipment is located, including sites for our head-ends where programming is received via satellite, hubs, network equipment and points of presence. We have rights of way, licenses or other access rights to the real property over which our network fiber crosses, generally under our franchise agreements. With respect to our long-haul network, we lease the real property sites where our switches, network equipment including co-location facilities and points of presence are situated.

Legal Proceedings

Both the FCC and the Department of Justice are conducting investigations understood to involve billing practices by MCI and related issues involving companies that terminated or otherwise may have handled traffic on behalf of MCI, including those companies participating in MCI’s Least Cost Routing Program. We believe we were a substantial participant in the Least Cost Routing Program. The Department of Justice has convened a grand jury in the Southern District of New York as part of its investigation. The grand jury has issued document subpoenas to a number of companies in the telecommunications industry, including us. We are cooperating with the Department of Justice and have produced and are continuing to produce responsive documents. The FCC has issued a letter of inquiry to us and other companies seeking documents and requesting information relating to the above described billing practices and the compliance by such companies, including us, with applicable laws and regulations. We have responded to the letter of inquiry and are continuing to produce additional documentation and to supplement our answers to certain questions. The FCC may issue additional letters of inquiry in the future, to which we would intend to respond in the same manner. We cannot predict the outcome of these investigations or their duration. If these investigations result in current or prior billing practices being identified as violative of applicable laws or regulations, result in penalties being imposed upon us, result in further proceedings against specific companies, including ours, result in changes in the law or regulations that would have an industry-wide effect, or lead to litigation among parties involved in terminating or otherwise routing traffic, the impact could have a material adverse effect on our business and financial condition.

As a telecommunications company, we are a party to regulatory proceedings in the ordinary course of our business at both the state and federal levels. For example, we along with many other telecommunications companies in Texas are currently a party to a proceeding before the Public Utility Commission of Texas, or PUCT, relating to the terms of SBC Communications’ standard interconnection agreement and an anticipated successor to this interconnection agreement. This proceeding is expected to conclude during the summer of 2004. We cannot anticipate the outcome of this proceeding at this time but do not believe that the outcome will, individually, or in the aggregate with any other regulatory proceedings, have a material adverse effect on our business, financial condition or results of operations.

Legislation and Regulation

The cable television industry currently is regulated by the FCC, some state governments but not including Texas and most local governments. Telecommunications services are regulated by the FCC and state public utility commissions, including the PUCT. Internet services generally are not subject to significant regulation although this may change in the future. Legislative and regulatory proposals under consideration by Congress and federal agencies may materially affect the provision, cost and profitability of cable television, telecommunications and broadband Internet services. Set forth below is a brief summary of significant federal laws and regulations affecting the growth and operation of the cable television and telecommunications industries and a description of certain state and local laws.

Regulation of Cable Services

Federal Regulation of Cable Services

The FCC, the principal federal regulatory agency with jurisdiction over cable television, has promulgated regulations covering many aspects of cable television operations pursuant to federal laws governing cable television. The FCC may enforce its regulations through the imposition of fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses, permits and authorization. A brief summary of certain federal regulations follows.

Rate Regulation. The Cable Television Consumer Protection and Competition Act of 1992 authorized rate regulation for certain cable communications services and equipment in communities where the cable operator is not subject to effective competition. Pursuant to the Telecommunications Act of 1996, as of April 1, 1999, only the basic tier of cable television service, which does not include the expanded basic tier of cable television service, and equipment used to receive the basic tier of cable television service remain subject to rate regulation. Basic rates of operators not subject to effective competition are subject to limited regulation by local franchising authorities that choose to regulate these rates.

The Cable Television Consumer Protection and Competition Act of 1992 requires such local franchising authorities to certify with the FCC before regulating basic cable rates. The FCC’s rate regulations do not apply where a cable operator demonstrates that it is subject to effective competition. Our company meets the FCC definition of effective competition in the areas that we currently serve. To the extent that any municipality attempts to regulate our basic rates or equipment, we believe we could demonstrate to the FCC that our systems all face effective competition and, therefore, are not subject to rate regulation.

Carriage of Broadcast Television Signals. The Cable Television Consumer Protection and Competition Act of 1992 established broadcast signal carriage requirements. These requirements allow commercial television broadcast stations that are local to a cable system to elect every three years whether to require the cable system to carry the station or whether to require the cable system to negotiate for consent to carry the station. The most recent must-carry/retransmission consent elections were made in October 2002. Stations are generally considered local to a cable system where the system is located in the station’s Nielsen designated market area. Cable systems must obtain retransmission consent for the carriage of all distant commercial broadcast stations, except for certain superstations, which are commercial satellite-delivered independent stations such as WGN. We carry some stations pursuant to retransmission consents and in some cases have agreed to either pay fees for such consents or to carry additional services pursuant to retransmission consent agreements.

Local non-commercial television stations are also given mandatory carriage rights, subject to certain exceptions, within a certain limited radius. Non-commercial stations are not given the option to negotiate for retransmission consent.

The FCC has recently adopted rules for the carriage of digital broadcast signals and is considering rules that would require cable systems to carry both the analog and digital signals of television stations entitled to must-carry rights during those stations’ transition to full digital operations. If that “dual carriage” rule is adopted, we, like other cable operators, may have to discontinue other channels of programming.

As the marketplace for the programming and distribution of broadcast television evolves, so too may our rights and obligations as a provider of cable service. For instance, the FCC recently consented to the purchase of DirecTV by News Corp., the owner of the Fox television network, subject to certain conditions. As a result of this transaction, in addition to owning a broadcast television network, News Corp. became a nationwide multichannel video programming distributor. News Corp.’s vertical integration prompted the FCC to impose certain conditions on the company. Some of these conditions could affect our business. For instance, with respect to News Corp.’s Fox television network:

•	Cable operators may submit disputes with News Corp. over the terms and conditions of a retransmission consent negotiation to commercial arbitration. While the arbitration is pending, News Corp. may not deny continued carriage of the broadcast station as long as it is not a first time request for carriage. An aggrieved cable operator may seek review of an arbitrator’s decision by the FCC.

•	A cable operator with fewer than 400,000 total subscribers may appoint a bargaining agent to bargain collectively on its behalf in negotiating with News Corp. for retransmission consent.

•	News Corp. must comply with the FCC’s “good faith” retransmission consent negotiation obligations under the Satellite Home Viewer Improvement Act until the program access rules expire, currently October 5, 2007.

Nonduplication of Network Programming. Cable television systems that have 1,000 or more subscribers must, upon the appropriate request of a local television station, delete or “black out” the simultaneous or nonsimultaneous network programming of a distant same-network station when the local station has contracted for such programming on an exclusive basis.

Deletion of Syndicated Programming. Cable television systems that have 1,000 or more subscribers must, upon the appropriate request of a local television station, delete or “black out” the simultaneous or nonsimultaneous syndicated programming of a distant station when the local station has contracted for such programming on an exclusive basis.

Registration Procedures and Reporting Requirements. Prior to commencing operation in a particular community, all cable television systems must file a registration statement with the FCC listing the broadcast signals they will carry and certain other information. Additionally, cable operators periodically are required to file various informational reports with the FCC.

Technical Requirements. Historically, the FCC has imposed technical standards applicable to the cable channels on which broadcast stations are carried and has prohibited franchising authorities from adopting standards which were in conflict with or more restrictive than those established by the FCC. The FCC has applied its standards to all classes of channels which carry downstream National Television System Committee video programming. The FCC also has adopted standards applicable to cable television systems, including Grande, using frequencies in certain bands in order to prevent harmful interference with aeronautical navigation and safety radio services and has also established limits on cable system signal leakage. Operators are required to conduct tests and to file with the FCC results of those cumulative leakage testing measurements. Operators that fail to make this filing or exceed the FCC’s allowable cumulative leakage index risk being prohibited from operating in those frequency bands in addition to monetary fines or other sanctions.

The Cable Television Consumer Protection and Competition Act of 1992 requires the FCC to update periodically its technical standards. Pursuant to the Telecommunications Act of 1996, the FCC adopted regulations to assure compatibility among televisions, VCRs and cable systems, leaving all features, functions, protocols and other product and service options for selection through open competition in the market. The Telecommunications Act of 1996 also prohibits states or franchising authorities from prohibiting, conditioning or restricting a cable system’s use of any type of subscriber equipment or transmission technology. Most recently, the FCC has adopted technical standards in connection with cable systems’ carriage of digital television signals.

Franchise Authority. The Cable Communications Policy Act of 1984 affirmed the right of franchising authorities, which are the cities, counties or political subdivisions in which a cable operator provides cable television service, to award franchises within their jurisdictions and prohibited non-grandfathered cable systems from operating without a franchise in such jurisdictions. We hold cable franchises in all of the franchise areas in which we provide service. The Cable Television Consumer Protection and Competition Act of 1992 encouraged competition with existing cable systems in several areas, including by:

•	allowing municipalities to operate their own cable systems without franchises;

•	preventing franchising authorities from granting exclusive franchises or from unreasonably refusing to award additional franchises covering an existing cable system’s service area; and

•	prohibiting, with limited exceptions, the common ownership of cable systems and co-located multi-channel multipoint distribution or satellite master antenna television systems, which prohibition is limited by the Telecommunications Act of 1996 to cases in which the cable operator is not subject to effective competition.

The Telecommunications Act of 1996 exempted those telecommunications services provided by a cable operator or its affiliate from cable franchise requirements although municipalities retain authority subject to state law to regulate the manner in which a cable operator uses the public rights-of-way to provide telecommunications services.

Franchise authorities may not require a cable operator to provide telecommunications service or facilities, other than institutional networks, as a condition of franchise grant, renewal, or transfer. Similarly, franchise authorities may not impose any conditions on the provision of such service.

Franchise Fees. Although franchising authorities may impose franchise fees under the Cable Communications Policy Act of 1984, as modified by the Telecommunications Act of 1996, such payments cannot exceed 5% of a cable system’s annual gross revenues derived from the operation of the cable system to provide cable television services. The FCC concluded that Internet access via cable modem is an information service and that revenues derived from cable modem services may not be included in the gross revenues used to calculate cable franchise fees. Franchise fees apply only to revenues from cable television services. However, the Ninth Circuit Court of Appeals recently held that cable modem service is comprised of both an information component and a telecommunications component. This holding contradicts the FCC’s finding that cable modem service is an information service. The FCC has appealed the Court’s holding. A finding that cable modem service is not strictly an information service could subject the service to payment of franchise or other fees and other regulatory requirements.

Franchise Renewal. The Cable Communications Policy Act of 1984 established renewal procedures and criteria designed to protect incumbent franchisees against arbitrary denials of renewal. These formal procedures are mandatory only if timely invoked by either the cable operator or the franchising authority. Even after the formal renewal procedures are invoked, franchising authorities and cable operators remain free to negotiate a renewal outside the formal process. Although the procedures provide substantial protection to incumbent franchisees, renewal is by no means assured, as the franchisee must meet certain statutory standards. Even if a franchise is renewed, a franchising authority may impose new and more onerous requirements such as upgrading facilities and equipment, although the municipality must take into account the cost of meeting such requirements.

The Cable Television Consumer Protection and Competition Act of 1992 made several changes to the process which may make it easier in some cases for a franchising authority to deny renewal. The cable operator’s timely request to commence renewal proceedings must be in writing and the franchising authority must commence renewal proceedings not later than six months after receipt of such notice. Within a four-month period beginning with the submission of the renewal proposal, the franchising authority must grant or deny the renewal. Franchising authorities may consider the “level” of programming service provided by a cable operator in deciding whether to renew. Franchising authorities currently may deny renewal based on failure to substantially comply with the material terms of the franchise, even if the franchising authority has “effectively acquiesced” to such past violations. The franchising authority is stopped only if, after giving the cable operator notice and opportunity to cure, the authority fails to respond to a written notice from the cable operator of its failure or inability to cure. Courts may not reverse a denial of renewal based on procedural violations found to be harmless error.

Program Access and Exclusivity. The Cable Television Consumer Protection and Competition Act of 1992 and the FCC’s rules generally prohibit cable operators and vertically integrated satellite programmers from entering into agreements that have the purpose or effect of preventing or substantially hindering the ability of multichannel video programming distributors from providing satellite programming to their subscribers. The rules specifically prohibit vertically integrated cable operators from entering into exclusive distribution agreements with satellite programmers in which they have an attributable interest. Unless the FCC finds that the prohibitions continue to be necessary to protect competition, the rules will expire on October 5, 2007.

The program access rules currently do not restrict a vertically integrated cable operator from offering terrestrially delivered programming on an exclusive basis. If vertically integrated competitors obtain exclusive programming agreements, they may gain competitive advantages that adversely affect the ability to grow our business.

The FCC’s Order consenting to the DirecTV-News Corp. merger prohibits News Corp. from offering any existing or future national and regional programming services on an exclusive or discriminatory basis. News Corp. also is prohibited from unduly or improperly influencing any of its affiliated programming services in the sale of programming to unaffiliated cable operators.

Additionally, News Corp. is subject to certain conditions regarding its ownership of numerous regional sports programming networks. Specifically, cable operators may submit a dispute with News Corp. over the terms and conditions of a regional sports programming service to commercial arbitration. While the arbitration is pending, News Corp. may not deny continued carriage of the regional sports programming service, as long as it is not a first time request for carriage. An aggrieved cable operator may seek review of an arbitrator’s decision by the FCC. A cable operator with fewer than 400,000 total subscribers may appoint a bargaining agent to bargain collectively on its behalf in negotiating with News Corp. for regional sports programming. Despite these conditions, we cannot predict whether we will experience difficulty obtaining programming from News Corp.

Channel Set-Asides. The Cable Communications Policy Act of 1984 permits local franchising authorities to require cable operators to set aside certain channels for public, educational and governmental access programming. The Cable Communications Policy Act of 1984 further requires cable television systems with 36 or more activated channels to designate a portion of their channel capacity for commercial leased access by unaffiliated third parties. The Cable Television Consumer Protection and Competition Act of 1992 requires leased access rates to be set according to a FCC-prescribed formula.

Ownership. The Telecommunications Act of 1996 eliminated the Cable Communications Policy Act of 1984 provisions prohibiting local exchange carriers from providing video programming directly to customers within their local exchange telephone service areas, except in rural areas or by specific waiver. Under the Telecommunications Act of 1996, local exchange carriers may, subject to certain restrictions described below, provide video programming by radio-based systems, common carrier systems, open video systems, or cable systems. Local telephone companies that elect to provide open video systems must allow others to use up to two-thirds of their activated channel capacity. Open video systems are relieved of regulation as common carriers and are not required to obtain local franchises but are still subject to many other regulations applicable to cable systems. Local telephone companies operating as cable systems are subject to all rules governing cable systems, including franchising requirements.

The Telecommunications Act of 1996 prohibits a local telephone company or its affiliate from acquiring more than a 10% financial or management interest in any cable operator providing cable television service in its telephone service area. It also prohibits a cable operator or its affiliate from acquiring more than a 10% financial or management interest in any local telephone company providing telephone service in its franchise area. A local telephone company and cable operator whose telephone service area and cable franchise area are in the same market may not enter into a joint venture to provide telecommunications services or video programming. There are exceptions to these limitations for rural facilities, very small cable systems and small local telephone companies in non-urban areas, and such restrictions do not apply to local exchange carriers that were not providing local telephone service prior to January 1, 1993.

Internet Access via Cable Modem. The FCC determined that cable modem service is an information service and is therefore generally not subject to local regulation as a cable service, including the payment of franchise fees. The Ninth Circuit Court of Appeals, however, recently decided that cable modem service is comprised of both an information services component and a telecommunications component. This decision may result in cable modem service being subject to certain telecommunications regulations, including non-discrimination, interconnection obligations and the payment of fees. Such a decision may adversely impact our business. The FCC has appealed the Ninth Circuit’s decision, and the matter is pending.

Pole Attachments. The Telecommunications Act of 1996 requires utilities, defined to include all local exchange telephone companies and public utilities except those owned by municipalities and co-ops, to provide cable operators and telecommunications carriers with nondiscriminatory access to poles, ducts, conduit and rights-of-way. The right to mandatory access is beneficial to facilities-based providers such as our company. The Telecommunications Act of 1996 also establishes principles to govern the pricing of such access. Telecommunications providers are charged a higher rate than cable operators for pole attachments. Companies that provide both cable television and telecommunications services over the same facilities, such as us, may be required to pay the higher telecommunications rate.

Inside Wiring of Multiple Dwelling Units. The FCC has adopted rules to promote competition among multichannel video program distributors in multiple dwelling units, or MDUs. The rules provide generally that, in cases where the program distributor owns the wiring inside an MDU but has no right of access to the premises, the MDU owner may give the program distributor notice that it intends to permit another program distributor to provide service there. The program distributor then must elect whether to remove the inside wiring, sell the inside wiring to the MDU owner at a price not to exceed the replacement cost of the wire on a per-foot basis or abandon the inside wiring. The FCC has also adopted rules that, among other things, require utilities (including incumbent local exchange carriers) to permit telecommunications carriers and cable operators to obtain reasonable and non-discriminatory access to utility-owned or controlled conduits and rights-of-way in all “multiple tenant environments” (including, for example, apartment buildings, office buildings, campuses, etc.).

Privacy. The Cable Communications Policy Act of 1984 imposes a number of restrictions on the manner in which cable system operators can collect and disclose data about individual system customers. The statute also requires that the system operator periodically provide all customers with written information about its policies regarding the collection and handling of data about customers, their privacy rights under federal law and their enforcement rights. In the event that a cable operator is found to have violated the customer privacy provisions of the Cable Communications Policy Act of 1984, it could be required to pay damages, attorneys’ fees and other costs. Under the Cable Television Consumer Protection and Competition Act of 1992, the privacy requirements were strengthened to require that cable operators take such actions as are necessary to prevent unauthorized access to personally identifiable information.

Franchise Transfer. The Telecommunications Act of 1996 repealed most of the anti-trafficking restrictions imposed by the Cable Television Consumer Protection and Competition Act of 1992, which prevented a cable operator from selling or transferring ownership of a cable system within 36 months of acquisition. However, a local franchise may still require prior approval of a transfer or sale. The Cable Television Consumer Protection and Competition Act of 1992 requires franchising authorities to act on a franchise transfer request within 120 days after receipt of all information required by FCC regulations and the franchising authority. Approval is deemed granted if the franchising authority fails to act within such period.

Copyright. Cable television systems are subject to federal compulsory copyright licensing covering carriage of broadcast signals. In exchange for making semi-annual payments to a federal copyright royalty pool and meeting certain other obligations, cable operators obtain a statutory license to retransmit broadcast signals. The amount of the royalty payment varies, depending on the amount of system revenues from certain sources, the number of distant signals carried and the location of the cable system with respect to over-the-air television stations. Adjustments in copyright royalty rates are made through an arbitration process supervised by the U.S. Copyright Office.

Various bills have been introduced in Congress in the past several years that would eliminate or modify the cable television compulsory license. Without the compulsory license, cable operators might need to negotiate rights from the copyright owners for each program carried on each broadcast station retransmitted by the cable system.

Internet Service Providers. A number of Internet service providers have requested that the FCC and state and local officials adopt rules requiring cable operators to provide unaffiliated Internet service providers with direct access to the operators’ broadband facilities on the same terms as the operator makes those facilities available to affiliated Internet service providers. To date, the FCC has rejected these unbundling proposals, but a number of local franchising authorities outside our service territory imposed this type of requirement on cable operators, and pending litigation over the regulatory classification of cable modem service has prevented this issue from being resolved. Some cable operators, including Grande, have agreed to open their systems to competing Internet service providers or have been required to do so as a condition of a merger. At this time it is uncertain whether these requirements will be imposed on cable operators on a broad scale or how pervasive they ultimately may be if upheld in court.

Regulatory Fees and Other Matters. The FCC requires payment of annual regulatory fees by the various industries it regulates, including the cable television industry. In 2002, the fee was $0.53 per subscriber. In 2003, the fee was $0.66 per subscriber. Fees are also assessed for other FCC licenses often used by cable television operators, including licenses for business radio, cable television relay systems and earth stations.

FCC regulations also address:

•	political advertising;

•	local sports programming;

•	restrictions on origination and cablecasting by cable system operators;

•	application of the rules governing political broadcasts;

•	customer service standards;

•	limitations on advertising contained in nonbroadcast children’s programming; and

•	closed captioning.

Regulation of Telecommunications Services

Our telecommunications services are subject to varying degrees of federal, state and local regulation. Pursuant to the Communications Act of 1934, as amended by the Telecommunications Act of 1996, the FCC generally exercises jurisdiction over the facilities of, and the services offered by, telecommunications carriers that provide interstate or international communications services. State regulatory authorities retain jurisdiction over the same facilities and other services to the extent that they are used to provide intrastate communications services.

Federal Regulation of Telecommunications Services

Tariffs and Detariffing. Our company is classified as a non-dominant long distance carrier and as a competitive local exchange carrier by the FCC. The FCC requires non-dominant long distance companies to detariff interstate long distance domestic and international services. The FCC also permits competitive local carriers to either (1) detariff the interstate access services that they sell to long distance companies or (2) maintain tariffs but comply with certain rate caps. Prior to detariffing, we filed tariffs with the FCC to govern our relationship with most long distance customers and companies. The detariffing process requires us to, among other things, post the rates, terms, and conditions formerly in our tariffs on our website instead of filing them at the FCC. Because detariffing precludes us from filing our tariffs at the FCC, we may no longer be subject to the “filed rate doctrine,” which stands for the proposition that the tariff controls all contractual disputes between a carrier and its customers. This may expose us to certain legal liabilities and costs as we can no longer rely on this doctrine to settle disputes with customers. The FCC still requires companies such as us to obtain licenses under Section 214 of the Communications Act of 1934, as amended, to provide international long distance calling service. We hold such international authority from the FCC.

Interconnection. The Telecommunications Act of 1996 establishes local telephone competition as a national policy. This Act preempts laws that prohibit competition for local telephone services and establishes uniform requirements and standards for local network interconnection, unbundling and resale. Interconnection, unbundling and resale standards were developed initially by the FCC and have been, and will continue to be, implemented by both the FCC and the states in numerous proceedings.

In August 1996, the FCC adopted a wide-ranging decision regarding the interconnection obligations of local telephone carriers. This Interconnection Order specified, among other things, which network elements (and combinations of elements) incumbent carriers must unbundle and provide to competitive carriers on a nondiscriminatory basis. The FCC’s list of network elements and combinations was affirmed by the Supreme Court, but has been subject to further review by the FCC and has been pared. The United States Court of Appeals for the District of Columbia Circuit recently vacated and remanded to the FCC several portions of the FCC’s August 2003 order concerning unbundled network elements. We cannot yet predict whether the court ruling will be appealed, the results of any FCC remand proceedings further delineating the unbundled network elements that must be made available to competitive carriers, or the ultimate implications of the court ruling or future proceedings to our business. Changes to this list of network elements and combinations have had—and may continue to have—a significant impact on the industry and, to a lesser extent, on our company.

The FCC’s Interconnection Order also established pricing principles, for use by the states, to determine rates for unbundled network elements and discounts. These pricing principles also are undergoing further review by the FCC and may change, which could have a significant impact on the industry and on our company.

The Telecommunications Act of 1996 requires incumbent local telephone carriers to enter into mutual compensation arrangements with other local telephone companies for transport and termination of local calls on each other’s networks. In the past, most state public utility commissions ruled that traffic to Internet service providers is covered by this requirement. Thus, carriers that counted traffic-generating Internet service providers as customers benefited from such reciprocal compensation arrangements. In April 2001, the FCC changed the compensation mechanism for traffic exchanged between telecommunications carriers that is destined for Internet service providers. In doing so, the FCC prescribed a new rate structure for such traffic and prescribed gradually reduced caps for its compensation. The FCC’s ruling in connection with such traffic affected a large number of carriers and further developments in this area could have a significant impact on the industry and on our company.

Additional Requirements. The FCC imposes additional obligations on all telecommunications carriers, including obligations to:

•	interconnect with other carriers and not to install equipment that cannot be connected with the facilities of other carriers;

•	ensure that their services are accessible and usable by persons with disabilities;

•	comply with verification procedures in connection with changing a customer’s carrier;

•	protect the confidentiality of proprietary information obtained from other carriers, manufacturers and customers;

•	pay annual regulatory fees to the FCC; and

•	contribute to the Telecommunications Relay Services Fund, as well as funds to support universal service, telephone numbering administration and local number portability.

Forbearance. The Telecommunications Act of 1996 permits the FCC to forbear from requiring telecommunications carriers to comply with certain regulations. Specifically, the Act permits the FCC to forbear from applying statutory provisions or regulations if the FCC determines that:

•	enforcement is not necessary to protect consumers;

•	a carrier’s terms are reasonable and nondiscriminatory;

•	forbearance is in the public interest; and

•	forbearance will promote competition.

The FCC has exempted certain carriers from reporting requirements pursuant to this provision of the Telecommunications Act of 1996. The FCC may take similar action in the future to reduce or eliminate other requirements. Such actions could free us from regulatory burdens but also might increase the pricing and general flexibility of our competitors.

Collocation. The FCC has adopted rules designed to improve competitor access to incumbent local telephone carriers’ collocation space and to reduce the delays and costs associated with collocation, but we cannot be sure that these rules will not change or otherwise accrue to the advantage of incumbent carriers in the future.

Advanced Services. Section 706 of the Telecommunications Act of 1996 requires the FCC to encourage the deployment of advanced telecommunications capabilities to all Americans through the promotion of local telecommunications competition. The FCC has taken steps to facilitate competitors’ access to lines connecting customer premises to the operator for purposes of digital subscriber line deployment. Specifically, the FCC requires incumbent local exchange carriers, like SBC Communications, to permit unaffiliated providers of digital subscriber line services to use a portion of the lines connecting customer premises to the operator used for basic telephone service rather than purchasing new lines. The FCC ruled in August 2003 that incumbent local exchange carriers were required, on a transitional basis over three years, to continue to permit unaffiliated carriers access to the high-frequency portion of local loop facilities for purposes of providing digital subscriber line services; however, the FCC declined to make a similar finding in connection with more advanced, newly-constructed transmission facilities such as fiber-to-the-home. The United States Court of Appeals for the District of Columbia Circuit recently vacated and remanded to the FCC several portions of the FCC’s August 2003 order. In particular, the court vacated certain portions of the order that required incumbent local exchange carriers to continue to make available unbundled circuit-switching and dedicated transport facilities at cost-based rates, and the FCC’s delegation of certain responsibilities to the states to determine which of these elements should continue to be made available. However, the court upheld the FCC’s August 2003 determination that fiber-to-the-home transmission facilities are not required unbundled network elements. We cannot predict at this time whether the court’s ruling will be appealed or whether any such appeal would be successful. We also cannot predict how the FCC will act in any of its remand proceedings resulting from the court’s ruling or whether its decisions therein will be favorable or unfavorable to our business. Separately, Congress has periodically considered deregulating the advanced services offerings of incumbent carriers, and at least one incumbent local exchange carrier recently asked the FCC to limit the ability of state regulatory commissions to require incumbent carriers to provide wholesale or retail broadband access services to the voice customers of competing carriers. If one of these initiatives becomes law, the use of incumbent carrier facilities for the deployment of digital subscriber lines by competitive carriers such as Grande may be adversely affected.

Voice-over-Internet Protocol. VoIP is an application that manages the delivery of voice information across data networks, including the Internet, using Internet Protocol. Rather than send voice information across traditional circuits through the Public Switched Telephone Network, VoIP sends voice information in digital form using discrete packets that are routed in the same manner as data packets. VoIP is widely viewed as a more cost-effective, feature-rich alternative to traditional circuit-switched telephone service. Because VoIP can be deployed by carriers in various capacities, and because it is widely considered a next-generation communication service, its regulatory classification—and, thus, its revenue potential—is unclear. A number of state regulatory commissions have issued conflicting rulings on this issue, and at least seven petitions have been filed at the FCC seeking guidance on the regulatory classification of VoIP service. The FCC thus far has issued two declaratory rulings in response to those petitions, but its decisions in those rulings have been narrowly tailored.

In one case, the FCC held that a computer-to-computer VoIP application provided by Pulver.com is an unregulated information service, in part because it does not include a transmission component, offers computing capabilities, and is free to its users. In another case, the FCC reached a different conclusion, holding that AT&T’s use of VoIP to transmit the long-haul portion of certain calls constitutes a telecommunications service, thus subjecting it to regulation, because the calls use ordinary customer premises equipment with no enhanced functionality, originate and terminate on the public switched telephone network, and undergo no net protocol conversion and provide no enhanced functionality to end users.

The FCC has initiated a more generic proceeding to address the many regulatory issues raised by the development and growth of VoIP service and has expressly reserved the right to reconsider its declaratory rulings in the generic proceeding. The FCC also is examining what requirements, if any, should be applied to VoIP service to enable law enforcement agencies to, when necessary and appropriate, access information transmitted through VoIP applications. Federal and state rulings in connection with VoIP will likely have a significant impact on us, our competitors and the communications industry. The FCC’s ruling on the AT&T matter may increase the costs of some carriers which, in turn, could increase certain of our costs, and thereby reduce the margins on certain of our network services, especially in the short term. Over the longer term, the ruling could increase the competitiveness of our network services compared with those of VoIP service providers.

State Regulation of Telecommunications Services

Traditionally, states have exercised jurisdiction over intrastate telecommunications services, and the Telecommunications Act of 1996 largely upholds that traditional state authority. The Telecommunications Act of 1996 does place limits on state authority to the extent necessary to advance competition in the telecommunications industry; for example, the statute contains provisions that prohibit states and localities from adopting or imposing any legal requirement that may prohibit, or have the effect of prohibiting, market entry by new providers of interstate or intrastate telecommunications services. The FCC is required to preempt any such state or local requirement to the extent necessary to enforce the Telecommunications Act of 1996’s open market entry requirements. State and localities may, however, continue to regulate the provision of intrastate telecommunications services and require carriers to obtain certificates or licenses before providing service. The FCC also delegated to the states the responsibility for determining whether certain unbundled network elements must continue to be provided to competitive carriers by ILECs in certain geographic markets. However, a federal appeals court recently overturned the FCC’s delegation of this responsibility to the states. Further judicial appeals or administrative proceedings at the FCC regarding the scope of unbundled network elements and states’ roles in determining these elements may have a significant effect on us and our competitors.

We are certified as a competitive local exchange service provider (CLEC) in Florida, Georgia, Indiana and Texas and as an interexchange service provider (IXC) in Florida, Georgia, North Carolina, Indiana, Washington and Texas. If we expand to provide similar telecommunications services in new states, we will likely be required to obtain certificates of authority to operate and be subject to ongoing regulatory requirements in those states as well.

Although we are authorized to provide telecommunications services in several states, the majority of our telecommunications end user customers are located in Texas. Since 1995, Texas law has provided a regulatory framework for competitive carriers such as us to provide telecommunications services in the state. Like the Federal Telecommunications Act of 1996, Texas law is intended to promote competition in the local exchange market, as well as in the intrastate interexchange market. The Public Utility Commission of Texas, or PUCT, is responsible for regulating these markets, and the PUCT plays a key role in promulgating rules and policies and by arbitrating interconnection agreements between carriers in the local market. The rules, policies and decisions of the PUCT are influenced by a variety of factors, and future regulatory developments in the state could have a significant impact on us.

Among the PUCT’s regulatory responsibilities is review of SBC Communications’ performance in its provision of wholesale telecommunications services to competitive carriers such as us through a comprehensive set of performance measurements and a performance remedy plan. This performance remedy plan requires SBC Communications to pay certain fines when it fails to meet its prescribed performance benchmarks. Although the performance remedy plan is intended to provide SBC Communications with incentive to provide timely wholesale service to competitive carriers on a nondiscriminatory basis, SBC Communications holds considerable market power in Texas and may be able to use that market power to the detriment of the competitive telecommunications market, and, in turn, carriers such as us. In addition, the continuation of the performance measurements remedy plan is being contested by SBC Communications in interconnection agreement arbitration proceedings currently before the PUCT.

Telecommunications carriers in Texas are subject to numerous state policies, the application of which could affect our business. These policies include, but are not limited to, the Texas Universal Service Fund, broadband initiatives, such as the state’s DSL and advanced services in rural areas initiatives, and the Texas Infrastructure Fund, which is intended to promote the deployment of equipment and infrastructure for distance learning library information sharing programs and telemedicine services. Telecommunications carriers also are subject to various consumer protection regulations, such as prohibitions relating to slamming (changing an end user’s service provider without appropriate authorization), cramming (adding charges to an end user’s account without appropriate authorization) and telemarketing. Grande must comply with these and other regulations or risk significant fines and penalties.

Texas has long been involved in both federal and state initiatives relating to homeland security, defense and disaster recovery. These initiatives sometimes require telecommunications carriers to, among other things, maintain certain network security procedures and monitoring systems. The growing emphasis on homeland security at the federal and state level may cause us to incur unforeseen expenses relating to the security and protection of telecommunications networks.

Local Regulation

Occasionally we are required to obtain street use and construction permits and franchises to install and expand our interactive broadband network using state, city, county or municipal rights-of-way. Some municipalities where we have installed or anticipate constructing networks require the payment of license or franchise fees which are based upon a percentage of gross revenues or on a per linear foot basis. The Telecommunications Act of 1996 requires municipalities to manage public rights-of-way in a competitively neutral and non-discriminatory manner.

MANAGEMENT

Directors

The following table sets forth the name and age of each director, indicating all positions and offices with our company currently held by the director:

Name	Age	Position
James M. Mansour(3)	44	Chairman of the Board of Directors
William E. Morrow	41	Chief Executive Officer, Vice Chairman of the Board
Duncan T. Butler, Jr.(2)(3)	41	Member, Board of Directors
James M. Hoak, Jr.(1)(4)	60	Member, Board of Directors
John C. Hockin(1)	34	Member, Board of Directors
David C. Hull, Jr.(1)(2)	60	Member, Board of Directors
Brian Landrum(4)	42	Member, Board of Directors
William Laverack, Jr.(2)(3)(4)	48	Member, Board of Directors

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the finance committee.
(4)	Member of the nominating committee.

Set forth below are descriptions of the backgrounds of each of our directors.

James M. Mansour has served as a member of our Board of Directors since August 2000 and became Chairman of our Board of Directors in January 2004. Mr. Mansour currently serves as CEO and Chairman of Clearwire Holdings, Inc. In March 1991, Mr. Mansour co-founded National Telecommunications of Florida, which was purchased by MCI in 1999. He then co-founded NationalTel in 1992, which was sold to Intermedia Communications, Inc. in 1998. Mr. Mansour also currently serves on the board of directors of ATX Technologies, CEO America and Clearwire Technologies. Mr. Mansour received his BBA from Millsaps College and his JD from Tulane University School of Law.

William E. Morrow founded Grande Communications, Inc. in October 1999 and has served as a member of our Board of Directors since that time. Previously, Mr. Morrow served in various positions at Knology, Inc., including as president, chief executive office, vice chairman and director. Mr. Morrow was a founding member and director of ClearSource, Inc. since its inception. He also served as senior vice president and general manager of network alliances for UtiliCom Networks. Mr. Morrow received his BBA in Marketing from the University of Texas at San Antonio. Mr. Morrow was UTSA’s Alumnus of the Year in 2002 and received both Austin’s and San Antonio’s “Forty Under 40” business award in 2001 and 2002.

Duncan T. Butler, Jr. has served as a member of our Board of Directors since February 2000. Mr. Butler currently serves as managing director of Centennial Ventures and as a managing director of Prime New Ventures. Mr. Butler currently also serves on the board of directors of Masergy Communications, Inc., Covaro Networks Inc. and Rocksteady Networks, Inc. Mr. Butler received his BBA and his MBA from the University of Texas at Austin and his JD from the University of Texas School of Law.

James M. Hoak, Jr. has served as a member of our Board of Directors since February 2000. Mr. Hoak has served as chairman of Hoak Media, LLC (television broadcaster) since its formation in August 2003. He also has served as chairman and a principal of Hoak Capital Corporation, a private equity investment firm, since September 1991. Mr. Hoak served as chairman of Heritage Media Corporation until its sale in 1997. Mr. Hoak currently serves on the board of directors of PanAmSat Corporation, Pier 1 Imports, Inc. and Texas Industries, Inc. Mr. Hoak received his BA from Yale and his JD from Stanford Law School.

John C. Hockin has served as a member of our Board of Directors since November 2002. Mr. Hockin is a partner of Whitney & Co. and helped found Whitney’s west coast office in San Francisco. He currently also serves on the board of directors of Interactive Health, Inc. and a number of private companies. Mr. Hockin received his BA from Yale and his MBA from the Stanford Business School.

David C. Hull, Jr. has served as a member of our Board of Directors since February 2000. Mr. Hull is a managing director of Centennial Ventures. Mr. Hull previously served as a managing general partner of Criterion Venture Partners, the venture arm of TransAmerica. Prior to joining Criterion, he was senior vice president of finance, treasurer and director of General Leisure Corporation and a vice president of Texas Capital Corporation. Mr. Hull currently serves on the board of directors of FDN Communications, Inc. and Vector Global Services, Inc. Mr. Hull received his BS in Chemical Engineering and his MBA from the University of Texas at Austin.

Brian Landrum has served as a member of our Board of Directors since May 2003. Mr. Landrum currently serves as President of Reliant Energy Retail Services, the business that provides electricity services to 1.7 million residential and small commercial customers in Texas. Mr. Landrum is a member of the Education Committee for the Center for Houston’s Future and is on the advisory board for the Houston Technology Center. He is also currently a member of the board of directors of the North American Energy Standards Board. Mr. Landrum earned his BS in Industrial Engineering from Stanford University and received his MBA from the University of Chicago.

William Laverack, Jr. has served as a member of our Board of Directors since May 2001. Mr. Laverack has been a managing partner of Whitney & Co. since joining the firm in 1993. He currently serves on the board of directors of Knology, Inc., Aramiska Group BV, Cambium Learning and a number of private companies. Mr. Laverack received his BA from Harvard College and his MBA from the Harvard Business School.

Executive Officers

The following table sets forth the name and age of each executive officer, indicating all positions and offices with our company currently held by the executive officer:

Name	Age	Position
William E. Morrow	41	Chief Executive Officer, Vice Chairman of the Board
Jerry L. James	55	President
Martha E. Smiley	56	Executive Vice President, Corporate Policy and Services
Michael L. Wilfley	48	Chief Financial Officer
W.K.L. “Scott” Ferguson, Jr.	45	Executive Vice President, Retail Services
Andrew Kever	54	Senior Vice President, General Counsel and Secretary
Joe C. Ross	35	Executive Vice President, Network Engineering & Operations

Set forth below are descriptions of the backgrounds of each of our executive officers, other than Mr. Morrow, whose position and background is described above.

Jerry L. James has served as our President since July 2000. Previously, Mr. James worked at Thrifty Call, Inc. as general manager and executive vice president of governmental affairs and business development. At Thrifty Call, Mr. James directly managed sales, marketing and network operations. Mr. James previously worked at WorldCom as vice president of government affairs. Prior to WorldCom, Mr. James worked for ClayDesta Communications as Vice President of Operations. Prior to ClayDesta, Mr. James was a principal in a worldwide communications consulting practice and also worked for SBC Communications, where he served in a variety of management roles in local operations, government/community affairs and rates and tariff administration. Mr. James currently serves on CompTel’s Board of Director’s Executive Committee. He has been a CompTel board member since the early 1990s. Mr. James received his BBA in Marketing from the University of Texas at Austin.

Martha E. Smiley has served as our Executive Vice President, Corporate Policy and Services since July 2000. Ms. Smiley brought with her more than 30 years of experience in law, business and public affairs. Previously, Ms. Smiley founded and was the president of the business and public affairs consulting firm of Triad, Inc. Prior to Triad, she was a founding partner of the law firm Bickerstaff, Heath & Smiley, L.L.P., where she specialized in law and regulatory affairs impacting emerging technology and communications businesses. Ms. Smiley serves on the board of directors of SafePlace Foundation, KLRU Public Television (as Chairman), Texas Foundation for Women’s Resources and Leadership Texas and Leadership America. Ms. Smiley earned her BA in Sociology from Baylor University and her JD from the University of Texas Law School.

Michael L. Wilfley has served as our Chief Financial Officer since July 2000. Mr. Wilfley has over 18 years experience as a chief financial officer, including six years as a chief financial officer in the telecommunications industry. Previously, Mr. Wilfley was the chief financial officer of Thrifty Call, Inc., where he was responsible for the capital markets and mergers and acquisitions efforts that led to our eventual acquisition of Thrifty Call. Prior to working for Thrifty Call, Mr. Wilfley served as the chief financial officer for Littlefield Real Estate Co., a private investment company. Mr. Wilfley serves on the board of directors of Littlefield Corporation. Mr. Wilfley is a certified public accountant and a graduate of the University of Texas at Austin.

W.K.L. “Scott” Ferguson, Jr. has served as our Executive Vice President, Retail Services since June 2002. From late 1999 to June 2002, he served as our Chief Operating Officer. Mr. Ferguson oversees all of our retail functions, including sales, marketing, installation, billing and customer service. Previously, Mr. Ferguson was a founding partner and senior vice president of PrimeOne, L.P., a broadband video services company. At PrimeOne, Mr. Ferguson was involved with operating, sales and customer service strategy for BellSouth, SBC Communications, Inc. and Southern New England Telephone Corporation broadband trials and businesses. Prior to working at PrimeOne, Mr. Ferguson served in various capacities at Prime Cable, a cable multiple systems operator based in Austin, Texas, including vice president of administrative services and vice president of operations. Prior to Prime Cable, Mr. Ferguson worked for Tenneco, Inc. in the corporate finance and investor relations groups as well as Arthur Young & Co. where he focused in tax practice. He is a certified public accountant and a graduate of the University of Texas at Austin, where he earned his BBA degree in Finance and an MBA in Accounting and Finance.

Andrew Kever has served as our Senior Vice President, Secretary and General Counsel since September 2000. He has practiced law for more than 28 years in both the public and private sectors. Mr. Kever served in the public realm as General Counsel and Executive Assistant for the Governor of Texas and also served as special assistant attorney general and chief of Texas’ energy division for four years, where he was lead counsel for Texas in federal and state energy policy matters. He returned to private practice in 1983 when he joined Bickerstaff, Heath & Smiley, L.L.P. Previously, Mr. Kever served as managing partner of Bickerstaff, Heath & Smiley (later renamed Bickerstaff, Heath, Smiley, Pollan, Kever & McDaniel, L.L.P.) for eight years and led the firm’s public utility and telecommunications practice. He received his JD from the University of Texas at Austin School of Law.

Joe C. Ross has served as our Executive Vice President, Network Engineering & Operations since October 2003. From late 1999 to October of 2003, he served as our Vice President, Construction and Engineering. He currently supervises our Network Operations, Broadband Operations, Packet Networks, Planning and Provisioning, Engineering and Construction groups. Mr. Ross is the former director of operations of J.R.’s Cable Services, Inc., a nationwide company with offices in Austin, Las Vegas, Washington, D.C. and Houston. While at J.R.’s Cable Services, Mr. Ross successfully bid, managed and executed the installation of 7,000 miles of new network build and 18,000 miles of network upgrade for the company. Mr. Ross has worked with leading communications companies, including Level 3 Communications, RCN Communications, TimeWarner Cable, Comcast, Espire and Cox Cable. He received his BBA degree from the University of Texas at Austin.

Provisions Governing Grande’s Board of Directors

Grande’s Board of Directors currently consists of eight members. The board of directors will consist of no more than ten directors consisting of the following persons so designated by parties to the investor rights agreement.

Each stockholder party to Grande’s investor rights agreement has agreed to vote all of its Grande capital stock in favor of certain designees to the board of directors. Under the terms of the investor rights agreement, Robert Hughes has the right to designate one representative of the common stockholders to Grande’s board of directors. Centennial Fund VI, L.P. has the right, on behalf of itself and the other Centennial entities that are Grande stockholders, to designate two representatives to Grande’s board of directors. J. H. Whitney IV, L.P. and its affiliates that are Grande stockholders have the right to designate two representatives to Grande’s board of directors. Hoak Communications Partners, L.P. and its affiliates that are Grande stockholders have the right to designate one representative to Grande’s board of directors. Reliant Energy Broadband, Inc. has the right to designate one representative to Grande’s board of directors. The holders of Series D preferred stock and Series E preferred stock together as a single class have the right to designate one representative to Grande’s board of directors (which representative must be Duncan Butler until the first stockholder meeting following June 28, 2004). The nominating committee has the right to select a representative to Grande’s board of directors, which representative must be approved by the other directors and the holders of a majority of Grande’s capital stock. The person serving as Grande’s president or chief executive officer will also serve on Grande’s board of directors.

Centennial has designated one director and Whitney has designated two directors. Messrs. Hull, Laverack, Hockin and Hoak are the director nominees selected by the holders of the outstanding Series A preferred stock, Mr. Landrum is the director nominee selected by Reliant Energy, Mr. Butler is the director nominee selected by the holders of the outstanding Series D preferred stock and the Series E preferred stock, Mr. Mansour is the director nominee selected by the nominating committee of the Board of Directors, and Mr. Morrow is our chief executive officer. At present, Mr. Hughes has no designee on our board of directors.

The right of Centennial and Whitney each to continue to designate two directors and the right of Reliant Energy Broadband, Inc. to continue to designate one director are subject to these entities continuing to maintain certain minimum percentages of their investment commitment in our company. The right of Centennial and Whitney each to designate one of their directors will terminate on the effective date of the registration statement pertaining to our first firm commitment underwritten public offering with an offering price of at least $1.30 per share and gross proceeds to us of at least $150 million.

Pursuant to the investor rights agreement, to the extent that a holder of at least 15 million shares of preferred stock does not have a representative on our board of directors, such holder has the right to designate a non-voting observer to attend meetings of the board of directors. Reliant Energy has the right to designate a non-voting observer to attend meetings of the board of directors as well as the right to designate its director. The right of observers to attend meetings of the board of directors is subject to exclusion required to protect confidential information or to preserve and protect the attorney-client privilege.

Under the investor rights agreement, our board of directors must meet at least six times a year. The board of directors must maintain nominating, audit and compensation committees. The audit committee may not include any representatives of our management. The nominating and compensation committees must include one of Centennial’s directors and one of Whitney’s directors, and the directors designated by Centennial, Whitney and Hoak Communications Partners, L.P. must comprise a majority of the members of the nominating and compensation committees.

Terms of Directors

All members of Grande’s board of directors hold office until the next annual meeting of stockholders and the election and qualification of their successors.

Board Committees

Grande’s board of directors has established audit, compensation, nominating and finance committees.

The audit committee, currently consisting of Messrs. Hoak, Hockin and Hull, is responsible for appointing the firm to serve as independent accountants to audit Grande’s financial statements. The audit committee then discusses the scope and results of the audit with the independent accountants and reviews with the independent accountants and management Grande’s interim and year-end operating results. In addition to these activities, the audit committee considers the adequacy of internal accounting controls and audit procedures and approves all audit and non-audit services to be performed by the independent accountants.

The compensation committee determines the compensation policies applicable to management and administers Grande’s stock option plan. The compensation committee currently consists of Messrs. Butler, Hull and Laverack.

The nominating committee recommends individuals to serve on the board of directors. The nominating committee currently consists of Messrs. Hoak, Laverack and Landrum.

The finance committee makes recommendations to the board of directors regarding plans for expenditures by the company. The finance committee also recommends an annual budget to the board of directors, advises the board of directors regarding the need for financing and makes recommendations regarding the terms of such financing and asset management in connection with the raising of funds. The finance committee currently consists of Messrs. Butler, Laverack and Mansour.

EXECUTIVE COMPENSATION

Summary Compensation

The following table summarizes the compensation paid to our Chief Executive Officer and to each of our four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of our last fiscal year. Messrs. Morrow, James, Wilfley, and Kever and Ms. Smiley are collectively referred to as the “Named Executive Officers.”

Name and Principal Position	Year	Salary	Bonus	Long-Term Compensation Awards	All Other Compensation(1)
Securities Underlying Options
William E. Morrow Chief Executive Officer	2003 2002 2001	$295,962 287,692 287,116	$142,782 136,588 125,000	2,965,088 488,914 —	$10,800 8,777 8,559

Jerry L. James President	2003 2002 2001	267,404 260,192 258,894	43,670 31,719 65,685	1,596,719 380,482 —	9,337 9,091 6,849

Martha Smiley Executive Vice President, Corporate Policy & Services	2003 2002 2001	217,038 212,192 206,462	41,417 102,550 37,340	1,407,650 315,612 —	7,055 7,498 7,463

Michael Wilfley Chief Financial Officer	2003 2002 2001	212,885 207,692 204,231	45,819 98,787 33,945	1,905,287 264,386 —	10,800 10,900 8,844

Andrew Kever Senior Vice President, General Counsel and Secretary	2003 2002 2001	205,630 201,000 195,630	39,739 97,404 23,448	1,346,247 337,334 —	10,800 10,900 8,926

(1)	The amounts shown in this column consist of matching contributions by us to our executives’ 401(k) savings and retirement plan as well as a monthly car allowance.

Equity Compensation Plans

The Company maintains the 2000 Stock Incentive Plan and the Long-Term Stock Incentive Plan. The table below sets forth the following information as of December 31, 2003 for (i) all compensation plans previously approved by the Company’s shareholders and (ii) all compensation plans not previously approved by the Company’s shareholders:

(1) the number of securities to be issued upon the exercise of outstanding options, warrants and rights and the vesting of unvested restricted stock units;

(2) the weighted-average exercise price of such outstanding options, warrants and rights; and

(3) the number of securities remaining available for future issuance under the plans, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by shareholders	46,948,533	$0.43	15,277,802
Equity compensation plans not approved by shareholders	—	—	0

Total	46,948,533	$0.43	15,277,802

2000 Stock Incentive Plan

The following is a summary of the terms of our 2000 Stock Incentive Plan. Each option issued under the plan is governed by the provisions of the plan and the related stock option agreement.

General. Our 2000 Stock Incentive Plan was adopted by the board of directors of Grande Communications, Inc. and approved by its stockholders on February 24, 2000 and assumed by us in March 2001. The plan allows us to provide equity incentives to our employees, officers and directors and to other persons who provide services to us and any parent or subsidiary of ours by providing such individuals with an opportunity to acquire shares of our common stock. The purposes of the plan are to attract and retain highly qualified employees, officers, directors and other service providers, provide additional incentive to such persons and promote the success of our business. Our board of directors and stockholders have approved a provision in the plan under which the number of shares of our common stock reserved for issuance under the plan increases based upon the capital stock we have outstanding. The plan provides that, at all times, we must have reserved for issuance the lesser of (a) 10% of our issued and outstanding common stock (including preferred stock on an “as-converted to common stock” basis), measured as of the last day of the month preceding the determination date and (b) 70,000,000 shares of common stock.

As of December 31, 2003, options to purchase up to an aggregate of 46,948,533 shares of our common stock were outstanding. The exercise prices of these options range from $0.25 to $0.80 per share. Generally, option grants vest with respect to 25% of the total number of shares covered by the option on each of the first, second, third and fourth anniversaries of the grant date, provided the grantee continues in our service.

Term. The plan terminates on February 24, 2010. Each stock option granted under the plan will terminate no later than ten years from the date such option was granted, except that in the event the grantee is a 10% stockholder, the stock option granted under the plan will terminate not later than five years from the date such option was granted. No award may be granted after the date the plan is terminated.

Administration of the Plan. The plan is administered by the compensation committee of the board of directors. As plan administrator, the compensation committee has the authority to interpret the plan, determine the terms and conditions of awards and make all other determinations necessary or advisable for the administration of the plan.

Awards. Awards under the plan may be made in the form of:

•	stock options, which may be either incentive stock options or non-qualified stock options;

•	restricted stock; or

•	any combination of the foregoing.

Under the plan, we may grant our employees, officers, directors and other service providers non-qualified stock options and restricted stock. We may also grant our employees options that are intended to qualify as incentive stock options. An “incentive stock option” is an option which meets the requirements of Section 422 of the Internal Revenue Code, and a “non-qualified stock option” is an option which does not meet such requirements. “Restricted stock” is an award of common stock which is subject to certain restrictions that subject the shares to a “substantial risk of forfeiture,” as defined in Section 83 of the Internal Revenue Code.

Terms and Conditions of Options. Subject to the provisions of the plan, the plan administrator determines the term of each stock option, the number of shares subject to the stock option and the time the stock option may be exercised. However, no incentive stock option may be exercisable more than ten years after the option grant date, or five years in the case of an incentive stock option granted to a ten percent stockholder. The plan administrator may accelerate the vesting of any option in its discretion.

The plan administrator determines the exercise price of each option granted under the plan, except that the price of incentive stock options may not be less than the fair market value of the common stock on the option grant date and, to the extent required by applicable law, the price of non-qualified stock options may not be less than 85% of the fair market value of the common stock on the option grant date. The option price for stock options granted to any 10% stockholder, who is a person who owns more than 10% of the total combined voting power of all classes of our stock or any of our subsidiaries, may not be less than 110% of the fair market value of the common stock on the option grant date. The aggregate fair market value of the common stock, as determined on the option grant date, with respect to which any incentive stock options granted to one option holder are exercisable for the first time during any calendar year may not exceed $100,000.

Terms and Conditions of Restricted Stock. Restricted stock is stock that is subject to restrictions and to a risk of forfeiture. The plan administrator determines the restrictions, conditions and other terms of the restricted stock when granted. At the time a grant of restricted stock is made, the plan administrator will establish a restriction period for such restricted stock. The plan administrator also may prescribe conditions that must be satisfied prior to the expiration of the restriction period, including the satisfaction of corporate or individual performance objectives or continued service, in order for all or any portion of the restricted stock to vest. If the service of a recipient terminates with us for any reason, generally any shares of restricted stock that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, will immediately be forfeited.

The purchase price of restricted stock will be the greater of (a) the aggregate par value of the shares of stock represented by such restricted stock and (b) the purchase price, if any, specified in the related award agreement. Under certain circumstances, the purchase price may not be less than the fair market value of a share of our common stock on the date of grant.

Adjustment of Shares Subject to Plan. If any change, such as a stock split, reverse stock split, stock dividend, combination or reclassification is made in our capitalization which results in an increase or decrease in the number of issued shares of our common stock without our receipt of consideration, we will adjust proportionately and accordingly the number and kinds of shares for which grants of stock options may be made under the plan and will make proportionate adjustments to the outstanding options, including adjustments in the price of the options and in the number of shares in the options. Any such adjustment in outstanding options will not change the aggregate option price payable with respect to shares that are subject to the unexercised portion of an option outstanding but will include a corresponding proportionate adjustment in the option price per share. The conversion of any convertible securities will not be treated as an increase in shares effected without receipt of consideration.

Effect of Merger and Other Transactions. In the event of our merger with or into another corporation, the sale of substantially all of our assets, or any other transaction that constitutes a “change of control” under the plan, the outstanding options and restricted stock may be assumed or substituted by the successor corporation (or a parent or subsidiary of such successor corporation). If the successor corporation refuses to assume or substitute for the outstanding options and restricted stock, (a) upon the occurrence of a change of control all outstanding shares of restricted stock will vest and (except for restrictions on transfer) all restrictions and conditions applicable to such shares of restricted stock will be deemed to have lapsed immediately prior to the change of control, and (b) fifteen days prior to the scheduled consummation of the change of control, all outstanding options will become immediately exercisable and will remain exercisable for fifteen days. Upon consummation of any change of control, the plan and all outstanding but unexercised options will terminate.

Stock Option Grants In Last Fiscal Year

The following table sets forth information concerning all stock options granted to each of the Named Executive Officers during the fiscal year ended December 31, 2003. These options were granted under our 2000 Stock Incentive Plan.

Individual Grants
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2003		Exercise Price Per Share(1)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
Name						5%	10%
William E. Morrow	69,659 350,000 2,500,000	0.3 1.5 10.7	% % %	$0.80 0.80 0.20	2/24/13 5/19/13 12/08/13	$35,047 176,090 314,447	$88,815 446,248 796,871

Jerry L. James	15,000 250,000 1,300,000	0.1 1.1 5.6	% % %	0.80 0.80 0.20	2/24/13 5/19/13 12/08/13	7,547 125,779 163,513	19,125 318,748 414,373

Martha E. Smiley	30,000 250,000 1,100,000	0.1 1.1 4.7	% % %	0.80 0.80 0.20	2/24/13 5/19/13 12/08/13	15,093 125,779 138,357	38,250 318,748 350,623

Michael L. Wilfley	30,000 250,000 1,600,000	0.1 1.1 6.8	% % %	0.80 0.80 0.20	2/24/13 5/19/13 12/08/13	15,093 125,779 201,246	38,250 318,748 509,998

Andrew Kever	20,000 200,000 1,100,000	0.1 0.9 4.7	% % %	0.80 0.80 0.20	2/24/13 5/19/13 12/08/13	10,062 100,623 138,357	25,500 254,999 350,623

(1)	The exercise price per share for the options was equal to the fair market value of the common stock as of the grant date as determined by our board of directors.
(2)	Potential realizable value is calculated net of exercise prices and before taxes based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the option term. The potential realizable value is calculated based on the requirements of the SEC and does not reflect our estimate of future stock price growth.

Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information concerning all stock options exercised during fiscal 2003 and unexercised stock options held at the end of that fiscal year by the Named Executive Officers:

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the- Money Options at Fiscal Year-End
			Exerciseable	Unexerciseable	Exerciseable	Unexerciseable
William E. Morrow	—	—	1,247,228	4,033,745	—	—
Jerry L. James	—	—	657,620	2,169,585	—	—
Martha E. Smiley	—	—	566,403	1,901,704	—	—
Michael L. Wilfley	—	—	816,096	2,458,502	—	—
Andrew Kever	—	—	509,333	1,765,250	—	—

Long Term Stock Option Incentive Plan

The following summary of the terms of the Long Term Stock Option Incentive Plan is qualified in its entirety by the terms and conditions of the official plan document. The plan allows us to provide additional long-term equity incentives to our employees, including our executive officers. Under the Long Term Stock Option Incentive Plan, each employee’s initial stock option grant is designed to be a long-term incentive granted at the time the individual begins his employment.

Additional options may be awarded to employees, at the discretion of the board of directors, on an annual basis subject to corporate and individual performance. The Long Term Stock Option Incentive Plan requires that an employee complete one full year of employment to be eligible for an additional option grant. Additional option grants are awarded annually, at the end of the first quarter, based on the individual cash incentive amount of the previous year. The board of directors has discretion as to the amount of additional options. Additional options will vest under a four-year vesting schedule with vesting commencing as of the grant date. All stock option grants are subject to board of director review and approval and are subject to the terms and conditions of our 2000 Stock Incentive Plan. The board of directors reserves the right to change or terminate the Long Term Stock Option Incentive Plan at any time.

Long-Term Incentive Plan—Awards in Last Fiscal Year

Name	Number of Shares, Units or Other Rights	Performance or Other Period Until Maturation or Payout
William E. Morrow	35,088	February 25, 2007
Jerry L. James	31,719	February 25, 2007
Martha E. Smiley	27,650	February 25, 2007
Michael L. Wilfley	25,287	February 25, 2007
Andrew Kever	26,247	February 25, 2007

401(k) Plan

We maintain a 401(k) retirement and savings plan for all of our employees. The 401(k) plan is intended to qualify under section 401(k) of the Internal Revenue Code, so that contributions and the income earned on those contributions are not taxable to our employees until they make withdrawals from the plan. Subject to statutory limits, participants in the 401(k) plan may elect to contribute up to 100% of their current compensation. All of the contributions to the 401(k) plan made by our employees are fully vested at all times. Additionally, we offer a matching contribution of $0.50 per dollar contributed by the employee, up to a maximum of 6% of the employee’s salary. Employees earn vesting credits for these matching contribution based upon years of service at a rate of 33% per year, for the first three years of service. Benefits under the 401(k) plan are paid upon a participant’s retirement, death, disability or termination of employment, and are based on the amount of a participant’s contributions plus vested employer contributions, as adjusted for gains, losses and earnings.

Compensation of Directors

Other than our Chairman, directors do not receive compensation for serving on the board of directors or any of its committees. Mr. Mansour, our Chairman, receives annual compensation of $75,000 and also receives options to purchase common stock. Directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee are or have been officers or employees of ours, or any of our subsidiaries.

Employment Agreement

William Morrow is employed as Chief Executive Officer for an indefinite term under an employment agreement initially effective September 1, 2000, which was superseded by an employment agreement dated February 20, 2004. Currently, Mr. Morrow’s annual base salary is $325,000. Mr. Morrow is also eligible for an annual bonus to be determined by the board of directors pursuant to the employment agreement and according to Mr. Morrow’s personal job performance and mutually agreed upon corporate goals and objectives.

Mr. Morrow’s employment may be terminated for cause upon written notice or without cause upon sixty days notice. If Mr. Morrow is terminated without cause, he is entitled to continue to be paid his base salary as severance pay during the period that is the greater of twenty-four months less the number of months Mr. Morrow is employed beginning February 20, 2004 or twelve months. The employment agreement also contains confidential information, non-compete and non-solicitation provisions. These provisions remain in effect during Mr. Morrow’s employment and for the period during which Mr. Morrow is entitled to severance pay. If Mr. Morrow is not entitled to severance pay, the confidential information, non-compete and non-solicitation provisions remain in effect for six months after Mr. Morrow is terminated for cause or twelve months after Mr. Morrow voluntarily terminates his employment without good reason.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Our outstanding voting securities consist of our common stock and seven series of preferred stock, Series A through Series G. Stockholders are entitled to one vote for each share of common stock held or issuable upon conversion of preferred stock. Except as otherwise required under Delaware law, the holders of the preferred stock are entitled to vote on an as-converted basis with the holders of our common stock as a single class on all matters presented for a vote to the holders of our common stock.

As of March 31, 2004, our outstanding capital stock consisted of 12,816,367 shares of common stock, 232,617,839 shares of Series A preferred stock, 20,833,333 shares of Series B preferred stock, 17,005,191 shares of Series C preferred stock, 114,698,442 shares of Series D preferred stock, 7,999,099 shares of Series E preferred stock, 11,758,278 shares of Series F preferred stock and 34,615,330 shares of Series G preferred stock. The total number of votes that could have been cast as of March 31, 2004 equaled 451,843,879.

Principal Stockholders

The following table presents, as of March 31, 2004 information based upon our records regarding each person known to us to be the beneficial owner of more than 5% of any series of our voting stock:

Name (1)	Number of Common Shares Beneficially Owned (2)		Percentage Of Voting Stock (3)	Beneficial Ownership (4)
Whitney & Co. affiliated funds (the “Whitney Funds”)	105,660,232	(5)	17.91%	23.41%
Centennial	101,529,441	(6)	17.21%	22.49%
Austin Ventures VII, L.P.	30,996,152	(7)	5.26%	6.87%
Alta Communications	30,650,514	(8)	5.20%	6.79%
HarbourVest Partners VI—Direct Fund, L.P.	30,652,654	(9)	5.20%	6.79%
Lightspeed Venture Funds	30,652,628	(10)	5.20%	6.79%

(1)	The address of all principal stockholders is c/o Grande Communications Holdings, Inc., 401 Carlson Circle, San Marcos, Texas 78666.
(2)	In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be a “beneficial owner” of a security if he or she has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days from March 31, 2004. More than one person may be deemed to be a beneficial owner of the same securities. All persons shown in the table above have sole voting and investment power, except as otherwise indicated. Accordingly, the number of common shares owned by such person as of a particular date is the sum of (i) the number of shares of common stock held by such person, (ii) the number of shares of common stock issuable upon conversion of preferred stock held by such person and (iii) the number of shares of common stock issuable upon exercise of warrants held by such person.
(3)	Percentage of Voting Stock of such person as of a particular date is calculated by dividing the number of common shares owned by such person as determined in accordance with the preceding footnote by the sum of (i) the total number of shares of common stock outstanding, (ii) the total number of shares of common stock issuable upon conversion of preferred stock and (iii) the number of shares of common stock issuable upon exercise of warrants.
(4)	Beneficial ownership is calculated in accordance with SEC rules and regulations. For the purpose of computing the percentage ownership of each beneficial owner, any securities which were not outstanding but which were subject to options, warrants, rights or conversion privileges held by such beneficial owner exercisable within 60 days were deemed to be outstanding in determining the percentage owned by such person, but were not deemed outstanding in determining the percentage owned by any other person.
(5)	Includes the following shares owned by the Whitney Funds:

	Series A Shares	Series C Shares	Series D Shares	Series E Shares	Series F Shares	Series G Shares	Warrants
J.H. Whitney IV, L.P.	32,000,000	1,315,178	13,078,716	1,199,067	1,489,837	6,438,869	25,755,476
J.H. Whitney III, L.P.	—	—	12,775,028	1,171,224	436,569	1,886,793	7,547,172
J.H. Whitney Strategic Partners III, L.P.	—	—	303,687	27,842	10,459	44,863	179,452

(6)	Includes the following shares owned by Centennial Fund VI, L.P., Centennial Strategic Partners VI, L.P., Centennial Entrepreneurs Fund VI, L.P., Centennial Holdings I, L.L.C., Centennial Entrepreneurs Fund V, L.P., and Centennial Fund V, L.P.:

	Series A Shares	Series C Shares	Series D Shares	Series E Shares	Series F Shares	Series G Shares	Warrants
Centennial Fund VI, L.P.	26,391,856	1,426,107	12,163,206	1,115,132	1,213,042	5,934,491	23,737,964
Centennial Strategic Partners VI, L.P.	2,375,267	85,567	915,510	83,934	84,913	497,263	1,989,052
Centennial Entrepreneurs Fund VI, L.P.	684,932	42,783	326,967	29,976	36,391	157,242	628,968
Centennial Holdings I, L.L.C.	547,945	28,522	261,574	23,981	24,261	124,314	497,256
Centennial Entrepreneurs Fund V, L.P.	—	—	328,547	12,390	13,586	49,726	198,904
Centennial Fund V, L.P.	—	—	10,620,713	400,431	439,283	1,607,489	6,429,956

(7)	Includes 20,000,000 shares of Series A preferred stock, 1,055,320 shares of Series C preferred stock, 659,137 shares of Series F preferred stock, 1,856,339 shares of Series G preferred stock and 7,425,356 warrants to acquire Series G Preferred Stock owned by Austin Ventures VII, L.P.
(8)	Includes the following shares owned by Alta Communications VIII, L.P., Alta Communications VIII-B, L.P., Alta Associates VIII LLC, and Alta Comm VIII S by S LLC:

	Series A Shares	Series C Shares	Series F Shares	Series G Shares	Warrants
Alta Communications VIII, L.P.	18,648,405	766,628	607,934	1,711,735	6,846,940
Alta Communications VIII-B, L.P.	1,038,238	42,682	33,847	95,300	381,200
Alta VIII Associates, LLC	5,000	—	—	—	—
Alta Comm VIII S by S, LLC	308,357	12,676	10,052	28,304	113,216

(9)	Includes 20,000,000 shares of Series A preferred stock, 821,986 shares of Series C preferred stock, 651,833 shares of Series F preferred stock, 1,835,767 shares of Series G preferred stock and 7,343,068 warrants to acquire Series G preferred stock owned by HarbourVest Partners VI—Direct Fund, L.P.
(10)	Includes the following shares owned by Weiss, Peck & Greer Venture Associates V, L.L.C., Weiss, Peck & Greer Venture Associates V-A, L.L.C., Weiss, Peck & Greer Venture Associates V Cayman, L.L.C., Lightspeed Venture Partners VI, L.P., Lightspeed Venture Partners VI-A, L.P., Lightspeed Venture Partners VI Cayman, L.P., WPG Information Sciences Entrepreneur Fund II, L.L.C., WPG Information Sciences Entrepreneur Fund II-A, L.L.C., Lightspeed Venture Partners Entrepreneur VI, L.P. and Lightspeed Venture Partners Entrepreneur Fund VI-A, L.P.:

	Series A Shares	Series C Shares	Series F Shares	Series G Shares	Warrants
Weiss, Peck & Greer Venture Associates V, L.L.C.	8,000,000	328,794	260,733	734,306	2,937,224
Weiss, Peck & Greer Venture Associates V-A, L.L.C.	67,000	2,754	2,184	6,149	24,596
Weiss, Peck & Greer Venture Associates V Cayman, L.L.C.	1,641,999	67,485	53,515	150,716	602,864
Lightspeed Venture Partners VI, L.P.	8,797,500	361,572	286,726	807,507	3,230,028
Lightspeed Venture Partners VI-A, L.P.	65,900	2,708	2,148	6,049	24,196
Lightspeed Venture Partners VI Cayman, L.P.	788,000	32,386	25,682	72,329	289,316
WPG Information Sciences Entrepreneur Fund II, L.L.C.	180,000	7,398	5,866	16,521	66,084
WPG Information Sciences Entrepreneur Fund II-A, L.L.C.	111,000	4,562	3,618	10,188	40,752
Lightspeed Venture Partners Entrepreneur VI, L.P.	307,700	12,646	10,028	28,243	112,972
Lightspeed Venture Partners Entrepreneur Fund VI-A, L.P.	40,900	1,681	1,333	3,754	15,016

Directors and Executive Officers

The following table presents, as of March 31, 2004, information regarding the ownership of our common stock by each of our directors and named executive officers and all of our directors and executive officers as a group:

Name	Number of Common Shares Beneficially Owned (1)		Percentage Of Voting Stock (2)	Beneficial Ownership (3)
James Mansour	262,500	(4)	*	2.05%
William Morrow	5,020,060	(5)	1.10%	39.18%
Jerry James	2,883,670	(6)	*	22.51%
Michael Wilfley	1,055,725	(7)	*	8.24%
Martha Smiley	1,877,077	(8)	*	14.73%
Duncan Butler	—	(9)	*	*
James M. Hoak, Jr.	1,730,551	(10)	*	3.63%
John Hockin	—	(11)	*	*
David Hull, Jr.	—	(12)	*	*
William Laverack	—	(13)	*	*
Brian Landrum	—	(14)	*	*
W.K.L. “Scott” Ferguson	1,454,745	(15)	*	11.36%
Andrew Kever	587,478	(16)	*	4.59%
Joe Ross	1,362,773	(17)	*	10.64%
All directors and executive officers as a group (14 persons)	16,244,579		3.59%	116.92%

*	Less than 1%.
(1)

In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be a “beneficial owner” of a security if he or she has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days from March 31, 2004. More than one person may be deemed to be a beneficial owner of the same securities. All persons shown in the table above have sole voting and investment power, except as otherwise indicated. Accordingly, the number of common shares owned by such person as of a particular date is the sum of (i) the number of shares of common stock held by such person, (ii) the number of shares of common stock issuable upon conversion of preferred stock held by such person and (iii) the number of shares of common stock issuable upon exercise of warrants held by such person. Therefore, the number of common shares owned by such person as of a particular date is the sum of (i) the number of shares of common stock held by such person, (ii) the number of shares of common stock issuable upon conversion of preferred stock held by such person, (iii) the number of shares of common stock issuable upon exercise of warrants held by such person, and (iv) the number of shares of common stock issuable upon exercise of options held by such person that are exercisable at March 31, 2004 or within 60 days thereafter.

(2)	Percentage of Voting Stock of such person as of a particular date is calculated by dividing the number of common shares beneficially owned by such person by the sum of (i) the total number of shares of common stock outstanding, (ii) the total number of shares of common stock issuable upon conversion of preferred stock, (iii) the number of shares of common stock issuable upon exercise of warrants held by such person, and (iv) the number of shares of common stock issuable upon exercise of options held by such person that are exercisable at March 31, 2004 or within 60 days thereafter.
(3)	Beneficial ownership is calculated in accordance with SEC rules and regulations. For the purpose of computing the percentage ownership of each beneficial owner, any securities which were not outstanding but which were subject to options, warrants, rights or conversion privileges held by such beneficial owner exercisable within 60 days were deemed to be outstanding in determining the percentage owned by such person, but were not deemed outstanding in determining the percentage owned by any other person.
(4)	Mr. Mansour is a limited partner of JMM PHLP Ltd. and owner of 100% of Telecom.com, a general partner of JMM PHLP, Ltd. Mr. Mansour disclaims beneficial ownership of shares of our capital stock owned by JMM PHLP Ltd. Includes 262,500 shares issuable upon exercise of options exercisable within 60 days of March 31, 2004.
(5)	Includes 1,760,729 shares issuable upon exercise of options exercisable within 60 days of March 31, 2004 and 14,212 shares of common stock issuable upon conversion of preferred stock issuable upon exercise of warrants.
(6)	Includes 939,420 shares issuable upon exercise of options exercisable within 60 days of March 31, 2004 and 10,600 shares of common stock issuable upon conversion of preferred stock issuable upon exercise of warrants.
(7)	Includes 908,514 shares issuable upon exercise of options exercisable within 60 days of March 31, 2004 and 35,264 shares of common stock issuable upon conversion of preferred stock issuable upon exercise of warrants.
(8)	The shares of Series A preferred stock, Series C preferred stock, Series F preferred stock and Series G preferred stock listed for Ms. Smiley are owned by Martha Smiley Ventures, Ltd. Includes 695,502 shares issuable upon exercise of options exercisable within 60 days of March 31, 2004 and 45,892 shares of common stock issuable upon conversion of preferred stock issuable upon exercise of warrants.
(9)	Mr. Butler is a managing director of the general partner of Centennial Fund VI, L.P., Centennial Strategic Partners VI, L.P. and Centennial Entrepreneurs Fund VI, L.P. and a Senior Vice President of Centennial Holdings I, L.L.C. He is also a managing director of the general partner of Prime VIII, L.P. Mr. Butler disclaims beneficial ownership of shares of our capital stock owned by the Centennial funds and Prime VIII, L.P.
(10)	The shares of Series G preferred stock listed for Mr. Hoak are owned by Hoak Ventures, Ltd. Mr. Hoak is the manager of the general partner of Hoak Communications Partners, L.P. and the chairman of the general partner of HCP Capital Fund, L.P. Mr. Hoak disclaims beneficial ownership of shares of our capital stock owned by Hoak Communications Partners, L.P. and HCP Capital Fund, L.P. Includes 371,800 shares of common stock issuable upon conversion of preferred stock issuable upon exercise of warrants.
(11)	Mr. Hockin is a partner of Whitney & Co., an affiliate of Whitney Funds. Mr. Hockin disclaims beneficial ownership of shares of our capital stock owned by the Whitney funds.
(12)	Mr. Hull is the managing director of the general partner of Centennial Fund VI, L.P., Centennial Entrepreneurs Fund VI, L.P., Centennial Strategic Partners VI, L.P., Centennial Entrepreneurs Fund V L.P. and Centennial Fund V L.P. and Chief Executive Officer of Centennial Holdings I, LLC. Mr. Hull disclaims beneficial ownership of shares of our capital stock owned by the Centennial funds.
(13)	Shares owned by the Whitney Funds. Mr. Laverack is a managing member of the general partner of each of the Whitney Funds. Mr. Laverack disclaims beneficial ownership of shares of our capital stock owned by the Whitney Funds.

(14)	Mr. Landrum is Senior Vice President, Customer Operations and Information Technology of Reliant Energy, Incorporated, the parent company of Reliant Energy Broadband, Inc. Mr. Landrum disclaims beneficial ownership of shares of our capital stock owned by Reliant Energy Broadband, Inc.
(15)	Includes 739,423 shares issuable upon exercise of options exercisable within 60 days of March 31, 2004 and 3,668 shares of common stock issuable upon conversion of preferred stock issuable upon exercise of warrants.
(16)	Includes 586,478 shares issuable upon exercise of options exercisable within 60 days of March 31, 2004.
(17)	Includes 627,088 shares issuable upon exercise of options exercisable within 60 days of March 31, 2004 and 8,548 shares of common stock issuable upon conversion of preferred stock issuable upon exercise of warrants.

Investor Rights Agreement

We have entered into an amended and restated investor rights agreement with our preferred stockholders and certain of our common stockholders. This investor rights agreement sets forth certain preemptive rights, registration rights, transfer restrictions and covenants. We have obtained a waiver from the preferred stockholders of this preemptive right with respect to this offering.

Preemptive Rights. Each preferred stockholder party to our investor rights agreement has the right to purchase its pro rata share of up to 85% of the equity securities that we may propose to issue and sell in any future offering. This right does not apply to and terminates upon the effective date of the registration statement pertaining to our first firm commitment underwritten public offering with an offering price of at least $1.30 per share and gross proceeds to us of at least $150 million.

Registration Rights. Preferred stockholders party to our investor rights agreement have the right to have their shares of stock registered under the Securities Act upon meeting certain minimum share and value thresholds for the shares to be registered. Once the thresholds for registration set forth in the investor rights agreement are met, such parties have the right to effect up to four long-form registrations (registrations using the Form S-1 or Form S-2 registration statement) and unlimited short-form registrations (registrations using the Form S-3 registration statement) as long as two such short-form registrations have not already been effected in the previous twelve months, though the number of shares registered may be limited if an underwriter to an offering advises us that marketing factors require a limitation on the number of shares to be underwritten. Each holder of our preferred stock party to the investor rights agreement will also have the right to include its shares in a registration statement we file, though again the number of shares registered on behalf of such holder may be limited if an underwriter to an offering advises us that marketing factors require a limitation on the number of shares to be underwritten. We have also agreed to file a registration statement to register the securities held by the Series G preferred stockholders following the expiration or waiver of all lock-up arrangements entered into by the Series G preferred stockholders in connection with our initial public offering. We have obtained a waiver from the preferred stockholders of any registration rights that may be triggered in connection with the filing of any registration statements required to be filed pursuant to the terms of the registration rights agreement and the equity registration rights agreement.

Transfer Restrictions. Before a stockholder party to our investor rights agreement may sell, transfer or exchange its stock, it must offer the shares first to our company and second to our preferred stockholders. A preferred stockholder also has the right to participate in a sale of stock by another preferred stockholder. These transfer restrictions do not apply to transfers of our capital stock to (a) an affiliate or family member of the stockholder, (b) a partner, member or stockholder of the stockholder entity, (c) a distribution in connection with the dissolution, winding-up or liquidation of a stockholder or (d) a transferee of a stockholder by will or the laws of intestate succession.

Covenants. In addition to customary covenants, we have agreed to reserve and keep available enough shares of common stock to allow for the conversion of all preferred stock into common stock and have placed a ceiling on the number of shares of common stock available for issuance under our stock option plan. We also have agreed to provide certain information to the stockholders party to the investor rights agreement and have agreed to have each employee, officer and consultant sign a proprietary information and inventions agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Preferred Stockholders

In 2000, Grande Communications, Inc. sold $233 million of Series A preferred stock to various strategic investors and $25.0 million of Series B preferred stock to a single investor in private placement transactions. When Grande Communications Holdings, Inc. was formed as the holding company for Grande Communications, Inc. in March 2001, shares of Grande Communications Holdings, Inc.’s Series A and Series B preferred stock were exchanged for all of the shares of Grande Communications, Inc. Series A and Series B preferred stock, respectively, on a 1:1 basis. In 2001, we sold $20.4 million of our Series C preferred stock to various investors in a private placement and issued warrants to purchase 1,666,667 shares of Series C preferred stock, at a price of $1.20 per share, each to NTFC Capital Corporation and Marconi Finance, Inc. in connection with our senior credit facility. In June 2002 we issued $149.1 million of our Series D preferred stock and $20.0 million of our Series E preferred stock to former ClearSource, Inc. stockholders in connection with our acquisition of ClearSource, Inc. In November 2002 we sold $15.3 million of our Series F preferred stock to various investors in a private placement. In October 2003, we sold $45.0 million of our Series G preferred stock to various investors in a private placement.

In connection with the sale of Series A preferred stock in 2000, Grande Communications, Inc. entered into an investor rights agreement with the purchasers of Series A preferred stock, which investor rights agreement includes certain registration rights, preemptive rights, transfer restrictions, company covenants and corporate governance provisions. This investor rights agreement has been amended each time new preferred stock has been issued to add all new preferred stockholders as parties.

Investor Rights Agreement

We have entered into an amended and restated investor rights agreement with our preferred stockholders and certain of our common stockholders. This investor rights agreement sets forth certain preemptive rights, registration rights, transfer restrictions and covenants.

Preemptive Rights. Each preferred stockholder party to our investor rights agreement has the right to purchase its pro rata share of up to 85% of the equity securities that we may propose to issue and sell in any future offering. This right does not apply to and terminates upon the effective date of the registration statement pertaining to our first firm commitment underwritten public offering with an offering price of at least $1.30 per share and gross proceeds to us of at least $150 million.

Registration Rights. Preferred stockholders party to our investor rights agreement have the right to have their shares of stock registered under the Securities Act upon meeting certain minimum share and value thresholds for the shares to be registered. Once the thresholds for registration set forth in the investor rights agreement are met, such parties have the right to effect up to four long-form registrations (registrations using the Form S-1 or Form S-2 registration statement) and unlimited short-form registrations (registrations using the Form S-3 registration statement) as long as two such short-form registrations have not already been effected in the previous twelve months, though the number of shares registered may be limited if an underwriter to an offering advises us that marketing factors require a limitation on the number of shares to be underwritten. Each holder of our preferred stock party to the investor rights agreement will also have the right to include its shares in a registration statement we file, though again the number of shares registered on behalf of such holder may be limited if an underwriter to an offering advises us that marketing factors require a limitation on the number of shares to be underwritten. We have also agreed to file a registration statement to register the securities held by the Series G preferred stockholders following the expiration or waiver of all lock-up arrangements entered into by the Series G preferred stockholders in connection with our initial public offering. We have obtained a waiver from the preferred stockholders of any registration rights that may be triggered in connection with the filing of this registration rights agreement and any other registration statements required to be filed pursuant to the terms of the registration rights agreement and the equity registration rights agreement.

Transfer Restrictions. Before a stockholder party to our investor rights agreement may sell, transfer or exchange its stock, it must offer the shares first to our company and second to our preferred stockholders. A preferred stockholder also has the right to participate in a sale of stock by another preferred stockholder. These transfer restrictions do not apply to transfers of our capital stock to (a) an affiliate or family member of the stockholder, (b) a partner, member or stockholder of the stockholder entity, (c) a distribution in connection with the dissolution, winding-up or liquidation of a stockholder or (d) a transferee of a stockholder by will or the laws of intestate succession.

Covenants. In addition to customary covenants, we have agreed to reserve and keep available enough shares of common stock to allow for the conversion of all preferred stock into common stock and have placed a ceiling on the number of shares of common stock available for issuance under our stock option plan. We also have agreed to provide certain information to the stockholders party to the investor rights agreement and have agreed to have each employee, officer and consultant sign a proprietary information and inventions agreement.

Transaction with Robert Hughes

Hughes Family Partnership, L.P. has invested in a real estate purchase and leaseback transaction between Hill Partners, Inc. and Grande Communications, Inc. pursuant to which Grande Communications, Inc. pays approximately $60,000 per month to Hill Partners. Robert Hughes, a stockholder and a former member of our board of directors, is the managing general partner of Hughes Family Partnership, L.P.

DESCRIPTION OF GRANDE CAPITAL STOCK

Authorized Capital Stock

Pursuant to the terms of our restated certificate of incorporation, our authorized capital stock consists of 786,835,883 shares of common stock, par value $0.001 per share, and 453,758,863 shares of preferred stock, par value $0.001 per share. Of the preferred stock, 232,617,839 shares are designated as Series A preferred stock, 20,833,333 shares are designated as Series B preferred stock, 30,000,000 shares are designated as Series C preferred stock, 115,384,615 shares are designated as Series D preferred stock, 8,000,000 shares are designated as Series E preferred stock, 12,307,692 shares are designated as Series F preferred stock and 34,615,384 shares are designated as Series G preferred stock.

As of March 31, 2004, there were 12,816,367 shares of common stock, 232,617,839 shares of Series A preferred stock, 20,833,333 shares of Series B preferred stock, 17,005,191 shares of Series C preferred stock, 114,698,442 shares of Series D preferred stock, 7,999,099 shares of Series E preferred stock, 11,758,278 shares of Series F preferred stock and 34,615,330 shares of Series G preferred stock issued and outstanding. As of March 31, 2004, there were 164 holders of common stock.

The following description of our capital stock is qualified by the provisions of our restated certificate of incorporation and bylaws and the Delaware General Corporation Law.

Common Stock

Dividends. Pursuant to our restated certificate of incorporation, holders of our common stock are entitled to any dividends that may be declared from time to time by our board of directors out of funds legally available for dividend payments.

Liquidation. If there is a liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights of holders of our preferred stock.

Voting Rights. Each holder of our common stock is entitled to one vote for each share owned by the holder on all matters submitted to a vote of common stockholders. Shares of our common stock are not entitled to any cumulative voting rights.

Other Rights. Holders of our common stock have no conversion rights, preemptive rights or registration rights solely by virtue of holding common stock. Our common stock is not subject to redemption.

Preferred Stock

Dividends. Pursuant to our restated certificate of incorporation, holders of our preferred stock are entitled to any dividends as may be declared from time to time by our board of directors out of funds legally available for dividend payments, on a pari passu basis with any dividend on our common stock, on an as-converted to common stock basis. Such dividends are not cumulative.

Liquidation. If there is a liquidation, dissolution or winding up of our company, holders of our Series G preferred stock are entitled to receive $3.90 for each outstanding share of Series G preferred stock plus any declared but unpaid dividends. If, upon a liquidation, dissolution or winding up of our company, the assets and funds available for the holders of our Series G preferred stock do not permit the full payment amount noted above, then all of our assets and funds available for distribution will be distributed ratably among the Series G preferred stockholders in proportion to the preferential amount each such holder is otherwise entitled to receive. After the payment of the liquidation value to the Series G preferred stockholders described above, if there are assets and funds remaining to be distributed to stockholders, holders of our other series of preferred stock are entitled to receive specified amounts prior and in preference to any distribution of any of our assets to the holders of our common stock. The liquidation preferences for our Series A preferred stock, Series B preferred stock,

Series C preferred stock, Series D preferred stock, Series E preferred stock and Series F preferred stock are, respectively, $1.00, $1.20, $1.20, $1.30, $2.50 and $1.30 subject to adjustment, plus any declared but unpaid dividends. If, upon a liquidation, dissolution or winding up of our company and following payment of the liquidation value to the Series G preferred stockholders described above, the assets and funds for the holders of our other series of preferred stock do not permit the full payment of the amounts noted in the previous sentence, then all of our remaining assets and funds available for distribution will be distributed ratably among such preferred stockholders in proportion to the preferential amount each such holder is otherwise entitled to receive. The holders of all series of our preferred stock will participate in distributions to the holders of our common stock so that the holders of our preferred stock will receive aggregate distributions equal to the greater of (i) the liquidation value set forth above or (ii) the amounts such holders would have received if our preferred stock had been converted into common stock immediately prior to the liquidation, dissolution or winding up.

Voting Rights. Holders of our preferred stock are entitled to vote their shares of preferred stock, on an as converted to common stock basis, with the shares of our common stock (voting together as a single class) at any meeting of our stockholders or by written consent of our stockholders. In addition, the affirmative vote or consent of the holders of at least 51% of our outstanding preferred stock (voting together as a single class) is required for certain actions, including:

•	the creation of any new class of equity securities or securities convertible into equity securities, or the issuance of additional shares of preferred stock;

•	an increase in the number of shares reserved for issuance as stock options to our employees, officers, directors and consultants;

•	any merger, consolidation or other corporate reorganization or sale of all or substantially all of our assets outside of the ordinary course of business;

•	any acquisition with a value in excess of $20,000,000;

•	any action which results in material changes in our current business;

•	the amendment of any provision of our charter or bylaws;

•	the declaration or payment of any dividends on our capital stock;

•	any action that results in a voluntary liquidation, dissolution or winding up of our company; and

•	any transaction with an officer, director or holder of 5% or more of our outstanding capital stock except corporate arrangements approved by our board of directors or arm’s length transactions approved by our disinterested directors.

The consent of the holders of at least 75% of our outstanding shares of preferred stock (voting together as a single class) is required for any action that adversely alters or changes the powers, rights, preferences or privileges of the preferred stock. The consent of the holders of at least 75% of each outstanding series of our preferred stock (voting as a separate class) is required for any action that adversely alters or changes the powers, rights, preferences or privileges of such series in a manner different from the holders of the other series of preferred stock.

The affirmative vote or consent of the holders of at least 51% of our outstanding Series G preferred stock is required to approve the issuance of any equity securities or securities convertible into or exercisable for equity securities except for shares reserved for issuance as stock options to our employees, officers, directors and consultants or shares issuable upon the conversion of preferred stock or the exercise of warrants currently outstanding. We have obtained the requisite consent of the holders of Series G preferred stock to issue the warrants and the warrant shares in this offering. In addition, the consent of the holders of at least 75% of our outstanding Series G preferred stock is required to adversely alter the liquidation preference or the automatic conversion provisions of the Series G preferred stock or to adversely alter or change any of the other powers, rights, preferences or privileges or restrictions of the Series G preferred stock in a manner different from the holders of the other series of preferred stock.

Conversion Rights. Holders of our preferred stock have the right to convert their shares of preferred stock into shares of our common stock at any time on a 1:1 conversion ratio, subject to adjustment. Immediately upon the occurrence of an initial public offering by the company in which the per share price to the public for our stock is at least $1.30 and the gross cash proceeds to our company from the offering are at least $150,000,000, each share of our preferred stock (other than the Series G preferred stock) will automatically be converted into our common stock on a 1:1 conversion ratio, subject to adjustment. Additionally, immediately upon the occurrence of those events, each share of our Series G preferred stock will automatically be converted into our common stock on a conversion ratio of 1:1 subject to adjustment plus, if the share offering price in the initial public offering is less than $3.90, an amount equal to the difference between such share offering price and $3.90 (which amount may not exceed $2.60); this additional amount will be paid in cash up to $1.30 and any additional amount will be paid in common stock. If we issue additional capital stock that is not already provided for in our restated certificate of incorporation for a purchase price that is less than the original purchase price of a current series of preferred stock (subject to adjustment for stock splits or the like), the conversion ratio of such series of preferred stock will be proportionally adjusted, except that the Series E preferred stock conversion ratio will not be adjusted until additional capital stock is issued for a purchase price less than $1.30 per share and the Series G preferred stock conversion ratio will not be adjusted until additional capital stock is issued for a purchase price less than $0.268 per share.

Preemptive Rights. Please see “Security Ownership of Certain Beneficial Owners and Management—Investor Rights Agreement—Preemptive Rights” for a description of our preferred stockholders’ preemptive rights.

Registration Rights. Please see “Security Ownership of Certain Beneficial Owners and Management—Investor Rights Agreement—Registration Rights” for a description of our preferred stockholders’ registration rights.

Redemption Rights. Our preferred stock is not subject to redemption.

Transfer Restrictions. Please see “Security Ownership of Certain Beneficial Owners and Management—Investor Rights Agreement—Transfer Restrictions” for a description of the transfer restrictions on shares of our preferred stock.

Anti-dilution Provisions. The conversion price of our preferred stock is subject to “pay-to-play” broad-based weighted average adjustments to reduce dilution in the event we issue additional capital stock (other than stock options and certain other customary exceptions) at a purchase price less than the then applicable conversion price of our preferred stock, as applicable. “Pay-to-play” means that investors must purchase additional capital stock in each subsequent offering thereof to receive the benefits of the anti-dilution provisions in connection with such offering. The conversion price of our preferred stock would also be subject to proportional adjustment for stock splits, stock dividends, recapitalizations and the like.

Indemnification of Directors and Officers

Our bylaws provide indemnification, including advancement of expenses, to the fullest extent permitted under applicable law to any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of Grande, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan. In addition, our restated certificate of incorporation provides that the personal liability of directors to us or our stockholders for monetary damages for breaches of their fiduciary duty as directors is limited to the fullest extent permitted by applicable law. This provision does not limit or eliminate our rights or the rights of any shareholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

SHARES ELIGIBLE FOR FUTURE SALE

Shares of our common stock are “restricted” securities within the meaning of Rule 144 promulgated under the Securities Act and may not be sold prior to registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144. See “Notice to Investors—Restrictions on Transfer.” Pursuant to an equity registration rights agreement with respect to the warrants, we may file a resale registration statement in respect of the shares of common stock issuable upon exercise of the warrants sold in this offering.

In general, under Rule 144 as currently in effect, if one year has elapsed since the date of acquisition of restricted stock from us or any of our affiliates and we have been a public reporting company under the Exchange Act for at least 90 days, the holder of such restricted stock can sell the shares, provided that the number of shares sold by such person within any three-month period cannot exceed the greater of:

•	1% of the total number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. If two years have elapsed since the date of acquisition of restricted stock from us or any of our affiliates and the holder is not one of our affiliates at any time during the three months preceding the proposed sale, such person can sell such shares in the public market under Rule 144(k) without regard to volume limitations, manner of sale provisions, public information requirements or notice requirements.

No assurance can be given as to (1) the likelihood that an active market for our common stock will develop, (2) the liquidity of any such market, (3) the ability of our stockholders to sell the securities or (4) the prices that stockholders may obtain for any of the securities. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of our common stock. See “Risk Factors—Risks Relating to The Warrants.”

For a description of certain restrictions on transfers of our common stock, see “Notice to Investors” and “Plan of Distribution.”

DESCRIPTION OF WARRANTS

The warrants have been issued pursuant to a warrant agreement between Grande and U.S. Bank National Association, as warrant agent. The following description is a summary of the material provisions of the warrant agreement. It does not restate the warrant agreement in its entirety. We urge you to read the warrant agreement because it, and not this description, defines your rights as a holder of the warrants. A copy of the warrant agreement is available as set forth below under “Additional Information.”

General

Each warrant, when exercised, will entitle the holder thereof to receive 100.336 fully paid and nonassessable shares of our common stock at an exercise price of $0.01 per share, subject to adjustment (the “Exercise Price”). The Exercise Price and the number of warrant shares are both subject to adjustment in certain cases referred to below. The warrants will entitle the holders thereof to purchase in the aggregate 13,645,696 warrant shares, or approximately 2.076% of the outstanding Grande common stock on a fully diluted basis determined in accordance with GAAP as of the closing of the offering (assuming exercise of all outstanding warrants).

The warrants will be exercisable at any time on or after the Separation Date (as defined below) and prior to 5:00 p.m., New York City time, on April 1, 2011 (the “Expiration Date”). The exercise and transfer of the warrants will be subject to applicable federal and state securities laws. Our outstanding 14% senior secured notes due 2011 (the “Notes”) and the warrants will not be separately transferable until the “Separation Date,” which will be the earliest to occur of:

•	180 days after the closing of the units offering, which closing occurred on March 23, 2004;

•	the date on which a registration statement for a registered exchange offer with respect to the senior notes is declared effective under the Securities Act;

•	the date on which the registration statement of which this prospectus forms a part is declared effective under the Securities Act;

•	in the event a change of control of Grande occurs, the date on which Grande mails the required notice thereof to the holders of the senior notes of the occurrence of a change of control;

•	in the event an asset sale offer is required to be made, the date on which Grande mails the required notice thereof to the holders of senior notes of the occurrence of an asset sale offer;

•	in the event that Grande engages in an optional redemption of the senior notes after an equity offering, the date on which Grande mails the required notice thereof to the holders of senior notes of the optional redemption;

•	a restructuring of Grande;

•	an event of default under the indenture governing the senior notes; and

•	such date as Bear, Stearns & Co. Inc. in its sole discretion shall determine.

The warrants may be exercised by surrendering to Grande the warrant certificates evidencing the warrants to be exercised with the accompanying form of election to purchase properly completed and executed, together with payment of the Exercise Price. Payment of the Exercise Price may be made (i) in the form of cash or by certified or official bank check payable to the order of Grande or (ii) by tendering notes having an accreted value at the time of tender equal to the Exercise Price or (iii) by tendering warrants having a fair market value equal to the Exercise Price or (iv) any combination of cash, senior notes or warrants. Upon surrender of the warrant certificate and payment of the Exercise Price, Grande will deliver or cause to be delivered, to or to the written order of such holder, stock certificates representing the number of whole warrant shares to which such holder is entitled. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants.

No fractional warrant shares will be issued upon exercise of the warrants. Grande will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current market value of any such fractional warrant share less a corresponding fraction of the Exercise Price.

Holders of the warrants will have no right to vote on matters submitted to the stockholders of Grande and will have no right to receive dividends. Holders of the warrants will not be entitled to share in the assets of Grande in the event of the liquidation, dissolution or winding up of Grande. In the event a bankruptcy or reorganization is commenced by or against Grande, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by Grande with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount than that to which they would otherwise be entitled as a result of any such bankruptcy case if they had exercised their warrants prior to the commencement of any such case.

In the event of a taxable distribution to holders of Grande common stock that results in an adjustment to the number of warrant shares or other consideration for which a warrant may be exercised, holders of the warrants may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See “United States Federal Income Tax Consequences.”

Adjustments

The number of warrant shares purchasable upon exercise of warrants and the Exercise Price both will be subject to adjustment (except that the Exercise Price will in no event be less than $0.01 per share) in certain events including: (i) the payment by Grande of dividends (and other distributions) on its common stock payable in common stock, (ii) subdivisions, combinations and reclassifications of Grande common stock, (iii) the issuance to all holders of Grande common stock of rights, options or warrants entitling them to subscribe for Grande common stock or securities convertible into, or exchangeable or exercisable for, shares of Grande common stock, in either case at a price less than the then fair value per share (as defined in the warrant agreement), of Grande common stock, (iv) certain distributions to all holders of Grande common stock of Grande’s assets (including cash), debt securities, preferred stock or any rights or warrants to purchase any such securities (excluding those rights and warrants referred to in clause (iii) above and excluding cash dividends or other cash distributions from current or retained earnings), (v) the issuance of shares of Grande common stock for consideration per share less than the then fair market value per share (other than to officers, employees, consultants or directors of Grande and its subsidiaries and excluding, among other things, securities issued in transactions referred to in clauses (i) through (iv) above and securities issued upon the conversion or exchange of other securities or upon the exercise of options, warrants or similar rights if the conversion, exchange or exercise price was not less than the fair market value per share of Grande common stock at the time the security or right so converted, exchanged or exercised was issued or granted) and (vi) the issuance of securities convertible into or exchangeable or exercisable for Grande common stock at a conversion, exchange or exercise price per share less than the then fair value per share of Grande common stock (excluding securities issued in transactions referred to in clauses (iii) or (iv) above). Adjustments to the Exercise Price will be calculated to the nearest cent. The events described in clauses (v) and (vi) above are subject to certain exemptions described in the warrant agreement including, without limitation, (A) certain bona fide public offerings and private placements to persons that are not affiliates of Grande and (B) Grande common stock (and options exercisable therefor) issued to Grande’s employees, officers and directors under bona fide employee benefit plans in an aggregate amount not to exceed 12% of Grande’s common stock outstanding on a fully diluted basis at the time of such issuance. No adjustment shall be made for the issuance of common stock upon the conversion or exercise of securities of Grande that are outstanding on the Issue Date.

No adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Exercise Price; provided, however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment; and provided further, that the Exercise Price will in no event be less than $0.01 per share. In addition, Grande may at any time reduce the

Exercise Price to any amount (but not less than the par value of the common stock) for any period of time (but not less than 20 business days) deemed appropriate by the Board of Directors of Grande.

In the case of certain consolidations or mergers of Grande or the sale of all or substantially all of the assets of Grande to another corporation, each warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such consolidation, merger or sale had the warrant been exercised immediately prior thereto.

Reservation of Shares

Grande has authorized and reserved for issuance and will at all times reserve and keep available such number of shares of Grande common stock as will be issuable upon the exercise of all outstanding warrants. Such shares of Grande common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of pre-emptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

Amendment

From time to time, Grande and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for certain purposes, including curing defects or inconsistencies or making any change that does not materially adversely affect the rights of any holder. Any amendment or supplement to the warrant agreement that has a material adverse effect on the interests of the holders of the warrants will require the written consent of the holders of a majority of the then outstanding warrants (excluding warrants held by Grande or any of its affiliates). The consent of each holder of the warrants affected will be required for any amendment pursuant to which the Exercise Price would be increased or the number of shares of common stock purchasable upon exercise of warrants would be decreased (other than pursuant to adjustments provided in the warrant agreement).

Registration Rights

Grande and the initial purchasers have entered into a registration rights agreement, which provides that the holders of Registrable Securities (as defined below) have registration rights with respect to the Registrable Securities. The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the registration rights agreement because it, and not this description, defines your rights as a holder of warrants. A copy of registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Pursuant to the registration rights agreement, Grande has agreed that upon receipt of a written request from the holders of at least 5% of the Registrable Securities, Grande will, as promptly as practicable, file a shelf registration statement covering the resale of the warrant shares of all holders who have completed and delivered, in a timely fashion, a selling securityholder questionnaire. In addition, prior to the receipt of any such request, Grande may, at its option, file a registration statement covering the resale of warrant shares. Grande has agreed to use its reasonable best efforts to cause any such registration statement to be declared effective and to remain effective, subject to certain exceptions, for two years following the effective date of such registration statement. There can be no assurance that Grande will be able to file, cause to be declared effective or keep a registration statement continuously effective for the required period. Grande is filing the registration statement of which this prospectus forms a part to satisfy its obligations under the registration rights agreement.

Notwithstanding the foregoing, Grande may postpone the filing of, or suspend the effectiveness of, any registration statement or amendment thereto, or suspend the use of any prospectus and shall not be required to amend or supplement the registration statement, any related prospectus or any document incorporated therein by reference (other than an effective registration statement being used for an underwritten offering) in the event that, and for a period (a “Suspension Period”) not to exceed an aggregate of 135 days in any 365-day period, if (1) an event or circumstance occurs and is continuing as a result of which the registration statement, any related prospectus or any document incorporated therein by reference as then amended or supplemented or proposed to be filed would, in Grande’s good faith judgment, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (2)(a) Grande determines in its good faith judgment that the disclosure of the event or circumstance at that time would have a material adverse effect on the business, operations or prospects of Grande or (b) the disclosure otherwise relates to a material business transaction or development that has not yet been publicly disclosed; provided, further, that if a Suspension Period occurs during an effectiveness period, the effectiveness period shall be extended by the number of days in the Suspension Period. In the event of any “lock up” or “black out” period in any underwriting or purchase agreement, Grande will notify the holders of Registrable Securities.

If Grande has complied with all of its obligations under the registration rights agreement, each holder of warrants and Registrable Securities, upon request of the managing underwriter with respect to an underwritten public offering, will be required to not sell or otherwise dispose of any Registrable Security owned by it for a period not to exceed 90 days from the consummation of the underwritten public offering.

The registration rights agreement includes customary covenants on the part of Grande and provides that Grande will indemnify the holders of Registrable Securities included in any registration statement and any underwriter with respect thereto against certain liabilities, including liabilities under the Securities Act.

As used herein, “Registrable Securities” means any of (i) the warrant shares (whether or not the related warrants have been exercised) and (ii) any other securities issued or issuable with respect to the warrants or warrant shares by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise. As to any particular Registrable Securities, securities shall cease to be Registrable Securities when (a) a registration statement with respect to the offering of such securities by the holder thereof shall have been declared effective under the Securities Act and such securities shall have been disposed of by such holder pursuant to such registration statement, (b) such securities have been sold to the public pursuant to Rule 144(k) (or any similar provision then in force, but not Rule 144A) promulgated under the Securities Act, (c) such securities shall have been otherwise transferred by the holder thereof and new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by Grande or its transfer agent and subsequent disposition of such securities shall not require registration or qualification under the Securities Act or any similar state law then in force or (d) such securities shall have ceased to be outstanding.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of certain U.S. federal income tax consequences of the ownership, exercise, or other disposition of warrants, and the ownership and disposition of common stock acquired pursuant to exercise of the warrants. This summary is limited to the U.S. federal income tax consequences relevant to a “U.S. Holder” (as defined below) that acquired warrants pursuant to the initial offering of the notes and warrants at the initial offering price, and that holds the warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements of the Internal Revenue Service (the “IRS”), judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect.

This summary is intended for general information only and does not describe all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances, or to holders subject to special U.S. federal income tax rules, such as:

•	financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding warrants or common stock as part of a straddle, hedge, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	former citizens or residents of the United States;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	persons subject to the alternative minimum tax.

Moreover, this summary does not address any aspect of U.S. federal tax law other than income taxation and does not describe any state, local or non-U.S. tax laws that may be applicable to holders.

Persons considering the purchase of warrants are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a warrant or common stock that, for U.S. federal income tax purposes, is:

•	a citizen or resident alien individual of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust; or

•	a trust that was in existence on August 20, 1996, that was treated as a U.S. person under U.S. federal income tax law immediately prior to such date and that made a valid election to be treated as a U.S. person under the Code.

The U.S. federal income tax treatment of a partner in a partnership holding warrants or common stock generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership, you should consult your tax advisor regarding the U.S. federal income tax consequences of an investment by the partnership in the warrants or common stock.

Allocation of Purchase Price Between Notes and Warrants

For U.S. federal income tax purposes, the purchase of a unit consisting of a note and a warrant will be treated as the purchase of an “investment unit.” The issue price of a unit will be the first price at which a substantial amount of units is sold, excluding sales to brokers, dealers or similar persons acting as underwriters, placement agents or wholesalers. The issue price of a unit must be allocated between the note and the warrant based on the relative fair market values of each such component of the unit on the issue date. For this purpose, for each unit we intend to allocate $938.31 to the note and $19.06 to the warrant. Under applicable Treasury Regulations, each U.S. Holder will be bound by our allocation unless such holder discloses on a statement attached to its tax return for the taxable year that includes the acquisition date of such unit that its allocation differs from ours. We cannot assure you that the IRS will accept our allocation. If our allocation were successfully challenged by the IRS, gain or loss on the sale or disposition of a warrant would be different from that resulting under our allocation.

Exercise of Warrants

Upon the exercise of a warrant, a U.S. Holder will not recognize gain or loss, except to the extent of cash, if any, received in lieu of the issuance of a fractional share of common stock, and will have an adjusted tax basis in the common stock acquired pursuant to such exercise equal to the portion of the issue price of the unit properly allocable to the warrant, as described above, plus the exercise price of the warrant less any basis allocable to a fractional share of common stock. The holding period for such common stock so acquired will generally commence on the date after the date of exercise of the warrant. If any cash is received in lieu of a fractional share of common stock, the U.S. Holder will recognize gain or loss in an amount and of the same character that such U.S. Holder would have recognized if such U.S. Holder had received such fractional shares and then immediately sold it for cash.

The tax consequences of a cashless exercise of a warrant are not clear. Such an exercise may be tax-free, either because the exercise is not a gain realization event or because it qualifies as a tax-free recapitalization. In the former case, a U.S. Holder’s tax basis in the common stock received would equal the tax basis in the surrendered warrants and the holding period of such common stock would commence on the day after the warrant is exercised. In the latter case, the U.S. Holder’s tax basis in the common stock received would equal the tax basis in the surrendered warrants, and the holding period of such common stock would include the holding period of the surrendered warrants. It is also possible that the cashless exercise of a warrant could be treated as a taxable exchange in which the U.S. Holder will recognize gain or loss equal to the excess of the fair market value of the warrants deemed surrendered to pay the exercise price over the U.S. Holder’s tax basis in such warrants.

The exercise of warrants by tendering notes may be treated as a taxable disposition of the notes. Under such treatment, a U.S. Holder will have a tax basis in the common stock received equal to the sum of its tax basis in the surrendered warrant and the amount of the exercise price, and the holding period in the common stock will commence on the day after the warrant is exercised. Alternatively, the exercise of warrants by tendering notes may be treated as a tax-free recapitalization if the notes qualify as securities for federal income tax purposes. The determination of whether a particular debt constitutes a security depends upon an overall evaluation of the nature of the debt.

Under applicable administrative pronouncements and judicial decisions, one of the most significant factors considered in determining whether a particular debt instrument is a security is its original term. In general, debt instruments with a weighted average maturity of less then five years are usually not considered securities. The maturity of a debt instrument alone, however, is not necessarily determinative, and other factors, such as the degree of participation in the company and continuing interest associated with the debt instrument and the purpose of the advance, may be relevant. U.S. Holders are urged to consult their own tax advisors regarding the possible tax-free treatment of the exercise of warrants by tendering notes, including whether the notes qualify as securities for federal income tax purposes. If it is treated as a tax-free recapitalization, the U.S. Holder’s tax basis in the common stock received would equal the aggregate tax basis of the surrendered notes and warrants, and the holding period of such common stock would include the holding period of the surrendered notes and warrants.

If a warrant expires unexercised, a U.S. Holder will recognize a capital loss equal to such U.S. Holder’s tax basis in the warrant. The deductibility of capital losses is subject to limitations.

Adjustments to Warrants

The terms of the warrants allow for changes in the number of shares of common stock receivable upon exercise of the warrant in certain circumstances. See “Description of Warrants — Adjustments.” Such changes could be treated as a taxable dividend to you if the changes have the effect of increasing your proportionate interest in our earnings and profits. This could occur, for example, if the number of shares receivable upon exercise is adjusted to compensate holders of warrants for distributions of property to our stockholders. By contrast, changes in the number of shares receivable upon exercise will not be treated as a taxable dividend if the changes simply prevent the dilution of interests of the holder of the warrants through application of a bona fide, reasonable adjustment formula. Any constructive taxable dividend resulting from a change to, or a failure to change, the number of shares receivable upon exercise would be treated like dividends paid in cash or other property. The constructive stock dividend would result in ordinary income to the recipient to the extent of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

Dividends on Common Stock

Generally, distributions are treated as a dividend and taxed as ordinary income to the extent of our current or accumulated earnings and profits. Thereafter, distributions are treated as a tax-free return of capital to the extent of your adjusted tax basis in the common stock, and thereafter as gain from the sale or exchange of such stock.

A dividend distribution to a corporate holder may qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power and value of our stock, not counting non-voting, non-convertible, non-participating preferred stock. A corporate holder that owns 20% or more of the voting power and value of our stock, other than non-voting, non-convertible, non-participating preferred stock, generally will qualify for an 80% dividends received deduction.

Sale or Other Taxable Disposition of Warrants or Common Stock

Upon the sale or other taxable disposition of warrants or common stock, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the warrants or common stock. Gain or loss recognized on the sale or other taxable disposition of warrants or common stock generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, or other taxable disposition, the warrants or common stock have been held for more than one year. A U.S. Holder’s basis in a warrant is equal to the portion of the issue price of the unit properly allocable to the warrant as discussed above under “Allocation of Purchase Price Between Notes and Warrants.” A U.S. Holder’s basis and holding period in common stock received upon exercise of a warrant are determined as discussed above under “Exercise of Warrants.” Long-term capital gains for non-corporate taxpayers are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting requirements will apply in connection with payments on the warrants and common stock, and the proceeds from a sale or other disposition of the warrants and common stock. A U.S. Holder may be subject to U.S. backup withholding tax at the rates specified in the Code on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

SELLING SECURITYHOLDERS

The warrants were originally issued to and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by such initial purchasers to be qualified institutional buyers. Selling holders, which term includes their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the warrants and common stock receivable from exercise of the warrants.

The following table sets forth the name of each selling holder, any material relationship of such holder with us, and the following information as of July 23, 2004:

•	the number of warrants owned by each selling holder;

•	the maximum number of warrants which may be offered for the account of such selling holder under this prospectus;

•	the amount of common stock owned by each selling holder; and

•	the maximum amount of common stock which may be offered for the account of such selling holder under this prospectus.

This information with respect to each selling holder is based upon information provided by or on behalf of such selling holder. The selling holders may offer all, some or none of the warrants or common stock issuable upon exercise of the warrants. Because the selling holders may offer all or some portion of the warrants or the common stock, we cannot estimate the amount of warrants or common stock that will be held by the selling holders upon termination of sales pursuant to this prospectus. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their warrants since the date on which they provided the information regarding their warrants in transactions exempt from the registration requirements of the Securities Act.

Name of Selling Stockholder	Warrants Beneficially Owned Prior to the Offering	Warrants Offered Hereby	Common Stock Beneficially Owned Prior to the Offering (1)	Common Stock Offered Hereby (2)
Sirius—SAFS-HY	1,500	1,500	150,504.000	150,504.000
Wells Capital Management	2,000	2,000	200,672.000	200,672.000
Sutter Advisors, LLC	500	500	50,168.000	50,168.000
MFS High Yield Opportunities Fund	1,695	1,695	170,069.520	170,069.520
MFS Special Value Trust	305	305	30,602.480	30,602.480
Institutional Benchmarks Master Fund, Ltd.	100	100	10,033.600	10,033.600
LC Capital Master Fund, Ltd.	1,400	1,400	140,470.400	140,470.400
Loeb Arbitrage Fund	1,271	1,271	127,527.056	127,527.056
Loeb Partners Corporation	75	75	7,525.200	7,525.200
Starr International Company, Inc.	41	41	4,113.776	4,113.776
Loeb Offshore Fund, Ltd.	113	113	11,337.968	11,337.968
California Public Employee’s Retirement System	3,000	3,000	301,008.000	301,008.000
Highland Crusader Offshore Partners	3,000	3,000	301,008.000	301,008.000
Prospect Street High Income Portfolio, Inc.	3,000	3,000	301,008.000	301,008.000
Alexandra Global Master Fund LTD	5,000	5,000	501,680.000	501,680.000
DBAG London	313	313	31,405.168	31,405.168
Vulcan Ventures Inc.	500	500	50,168.000	50,168.000
Any other holder of warrants or future transferee of such holder (3) (4)	112,187	112,187	11,256,394.832	11,256,394.832

(1)	Comprises the shares of common stock owned by each selling holder prior to the offering, including the shares of common stock which are issuable upon exercise of the warrants at an exercise price of $0.01 per share, excluding fractional shares. Fractional shares will not be issued upon exercise of the warrants; rather, cash will be paid in lieu of fractional shares, if any. The exercise price and the number of shares of common stock issuable upon exercise of the warrants are subject to adjustment under specified circumstances, which are described in more detail under “Description of the Warrants—Adjustments.” Accordingly, the number of shares of common stock issuable upon exercise of the warrants may increase or decrease from time to time.
(2)	Assumes issuance of common stock of full amount issuable upon exercise of the warrants at an exercise price of $0.01 per share and the offering of those shares by the selling holder pursuant to this prospectus. The exercise price and the number of shares of common stock issuable upon exercise of the warrants are subject to adjustment under specified circumstances which are described in more detail under “Description of Warrants—Adjustments.” Accordingly, the number of shares of common stock issuable upon exercise of the warrants may increase or decrease from time to time. Fractional shares will not be issued upon exercise of the warrants; rather, cash will be paid in lieu of fractional shares, if any. The selling holders may offer and sell pursuant to this prospectus, their warrants, the shares of common stock issued upon exercise of the warrants, or both.
(3)	Information concerning other selling holders of warrants will be set forth in prospectus supplements from time to time, as required. No holder may offer warrants pursuant to this prospectus until such holder is included as a selling holder in a supplement to this prospectus in accordance with the registration rights agreement.
(4)	Assumes that any other holders of warrants or any future transferee from any such holder does not beneficially own any common stock other than common stock into which the warrants are convertible at the conversion price of $0.01 per share.

Other than as noted above, to the best of our knowledge, none of the selling holders has had any material relationship with us or our affiliates within the past three years. The warrants were initially issued by us in a private transaction on March 23, 2004. All of the warrants were “restricted securities” under the Securities Act prior to this registration.

Information concerning the selling holders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the exercise price, and therefore the number of shares of common stock issuable upon exercise of the warrants, is subject to adjustment under certain circumstances. Accordingly, the number of warrants and the number of shares of common stock issuable upon exercise of the warrants may increase or decrease. We will pay the expenses of registering the warrants and common stock being offered by this prospectus.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the warrants and the common stock issuable upon exercise of the warrants directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

To the extent any warrants are transferred under this prospectus, we are registering the issuance to the transferee of the shares of common stock that the transferee may acquire upon exercise. We are not registering any subsequent resale of any shares of common stock so acquired.

The warrants and the common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the warrants or the common stock may be listed or quoted at the time of sale,

•	in the over-the counter market,

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market,

•	through the writing of options, whether such options are listed on an options exchange or otherwise, or

•	through the settlement of short sales.

In connection with the sale of the warrants and the common stock issuable upon exercise of the warrants or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the warrants or the common stock issuable upon exercise of the warrants and deliver these securities to close out such short positions, or loan or pledge the warrants or the common stock issuable upon exercise of the warrants to broker-dealers that in turn may sell these securities.

At the time a particular offering of the warrants or the common stock issuable upon exercise of the warrants is made, a supplement to this prospectus, if required, will be distributed which will set forth the aggregate amount of warrants or common stock being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. Each broker-dealer that receives the warrants or common stock for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus and any prospectus supplement in connection with any sale of such warrants or common stock.

The aggregate proceeds to the selling securityholders from the sale of the warrants or the common stock issuable upon exercise of the warrants offered by them hereby will be the purchase price of such warrants or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of warrants or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is not listed for trading on any national securities exchange or on the Nasdaq National Market. We do not intend to list the warrants for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the warrants.

In order to comply with the securities laws of certain jurisdictions, if applicable, the warrants and the common stock issuable upon exercise of the warrants may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the warrants and common stock issuable upon exercise of the warrants may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the warrants and common stock issuable upon exercise of the warrants may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any warrants or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

To the extent required, the specific warrants or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We entered into a registration rights agreement for the benefit of securityholders of the warrants to register their warrants and common stock under applicable federal and state securities laws under particular circumstances and at specified times. The registration rights agreement provides for cross-indemnification of the selling securityholders and Grande and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the warrants and the common stock, including liabilities under the Securities Act. We will pay all of our expenses and substantially all of the expenses incurred by the selling securityholders incident to the offering and sale of the warrants and the common stock, provided that each selling securityholder will be responsible for payment of commissions, concessions and discounts of underwriters, broker-dealers or agents.

LEGAL MATTERS

Certain legal matters with regard to the warrants and shares of common stock offered by this prospectus will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C.

INDEPENDENT AUDITORS

The audited consolidated financial statements of Grande Communications Holdings, Inc. as of December 31, 2002 and 2003 and for each of the three years ended December 31, 2003, included in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein.

The audited financial statements of ClearSource, Inc. as of June 28, 2002 and for the period from January 1, 2002 to June 28, 2002, included in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein.

The audited financial statements of ClearSource, Inc. as of December 31, 2001 and 2000 and for each of the years then ended, included in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report appearing herein. Because Arthur Andersen is no longer in existence, you will not be able to bring a claim against them under the Securities Act or otherwise be able to exercise effective remedies or collect judgments against them.

WHERE YOU CAN GET MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the warrants and warrant shares offered hereby, of which this prospectus forms a part. This prospectus does not contain all the information contained in the registration statement, including exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us, the warrants and the warrant shares. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement each statement being qualified by this reference. The registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected free of charge at the public reference facility maintained by the SEC at its public reference room at 450 Fifth Street, NW, Washington, DC 20549 and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC which can be accessed at http://www.sec.gov.

I NDEX TO FINANCIAL STATEMENTS

GRANDE COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

AS OF DECEMBER 31, 2003 AND 2002 AND FOR EACH OF THE THREE YEARS

IN THE PERIOD ENDED DECEMBER 31, 2003

GRANDE COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004

CLEARSOURCE, INC.

AS OF JUNE 28, 2002 AND FOR THE PERIOD FROM JANUARY 1 TO JUNE 28, 2002

CLEARSOURCE, INC.

AS OF DECEMBER 31, 2001 AND 2000 AND FOR EACH OF THE YEARS THEN ENDED

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of

Grande Communications Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Grande Communications Holdings, Inc. (a Delaware corporation), and Subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grande Communications Holdings, Inc. and Subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young, LLP

February 9, 2004, except for

Note 15, as to which the date

is April 20, 2004

Austin, Texas

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2002	2003
Assets
Current assets:
Cash and cash equivalents	$19,657,799	$42,245,719
Accounts receivable, net	16,048,220	16,824,537
Prepaid expenses and other current assets	3,024,440	5,966,771

Total current assets	38,730,459	65,037,027
Property and equipment, net	277,125,578	298,197,076
Goodwill	129,035,215	134,982,772
Other intangible assets, net	7,256,207	10,462,590
Other assets	8,464,688	8,011,911

Total assets	$460,612,147	$516,691,376

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$13,602,864	$14,948,156
Accrued expenses	11,832,802	15,793,506
Note payable	—	62,500
Deferred revenue	1,782,174	4,262,718
Current portion of capital lease obligations	22,014	428,639

Total current liabilities	27,239,854	35,495,519
Deferred revenue	3,549,745	4,443,283
Capital lease obligations, net of current portion	—	12,723,166
Long term debt	34,257,867	61,859,471
Commitments and contingencies (Note 11)
Stockholders’ equity:
Series A preferred stock, $0.001 par value per share; 232,617,839 shares authorized, issued and outstanding; liquidation preference of $232,617,839	232,618	232,618
Series B preferred stock, $0.001 par value per share; 20,833,333 shares authorized, issued and outstanding; liquidation preference of $25,000,000	20,833	20,833
Series C preferred stock, $0.001 par value per share; 30,000,000 shares authorized, 17,005,191 shares issued and outstanding; liquidation preference of $20,406,229	17,005	17,005
Series D preferred stock, $0.001 par value per share; 115,384,615 shares authorized, 114,698,442 shares issued and outstanding; liquidation preference of $149,107,975	114,698	114,698
Series E preferred stock, $0.001 par value per share; 8,000,000 shares authorized, 7,999,099 shares issued and outstanding; liquidation preference of $19,997,748	7,999	7,999
Series F preferred stock, $0.001 par value per share; 12,307,692 shares authorized, 11,758,278 shares issued and outstanding; liquidation preference of $15,285,761	11,758	11,758
Series G preferred stock, $0.001 par value per share; 0 and 34,615,384 shares authorized, 0 and 34,615,330 shares issued and outstanding; liquidation preference of $0 and $134,999,787; at December 31, 2002 and 2003, respectively	—	34,615
Common stock, $0.001 par value per share; 569,143,579 and 786,835,883 shares authorized, 12,172,233 and 12,309,087 shares issued and outstanding, at December 31, 2002 and 2003, respectively	12,172	12,309
Additional paid-in capital	461,457,988	505,498,493
Treasury stock, at cost	(5,000)	(5,000)
Accumulated deficit	(66,305,390)	(103,775,391)

Total stockholders’ equity	395,564,681	402,169,937

Total liabilities and stockholders’ equity	$460,612,147	$516,691,376

See accompanying notes.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,
	2001	2002	2003
Operating revenues	$96,135,041	$147,422,501	$181,514,678
Operating expenses:
Direct costs	51,788,426	79,447,181	81,899,914
Selling, general and administrative	45,406,712	63,651,326	82,050,272
Depreciation and amortization	23,788,901	33,257,413	51,990,025

Total operating expenses	120,984,039	176,355,920	215,940,211

Operating loss	(24,848,998)	(28,933,419)	(34,425,533)
Other income (expense):
Interest income	1,122,730	164,137	154,256
Interest expense	(2,773,120)	—	(2,886,550)
Loss on disposal of assets	—	—	(312,174)

Total other income (expense)	(1,650,390)	164,137	(3,044,468)

Net loss attributable to common stockholders	$(26,499,388)	$(28,769,282)	$(37,470,001)

Basic and diluted net loss per share attributable to common stockholders	$(2.43)	$(2.56)	$(3.20)
Basic and diluted weighted average number of common shares outstanding	10,921,984	11,224,530	11,701,188

See accompanying notes.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2000	136,355,530	$136,356	11,410,100	$11,410	$137,968,807	$(5,000)	$(11,036,720)	$127,074,853
Issuance of series A preferred stock, net of related offering expenses of $1,262	107,470,297	107,470	—	—	107,361,565	—	—	107,469,035
Issuance of series B preferred stock	9,625,345	9,625	—	—	11,540,789	—	—	11,550,414
Issuance of series C preferred stock, net of related offering expenses of $645,662	17,005,191	17,005	—	—	19,743,564	—	—	19,760,569
Issuance of preferred stock warrants	—	—	—	—	985,916	—	—	985,916
Exercise of common stock options	—	—	22,500	23	11,227	—	—	11,250
Net loss	—	—	—	—	—	—	(26,499,388)	(26,499,388)

Balance at December 31, 2001	270,456,363	270,456	11,432,600	11,433	277,611,868	(5,000)	(37,536,108)	240,352,649
Issuance of series D preferred stock, net of related offering expenses of $800,809	114,698,442	114,698	—	—	148,192,468	—	—	148,307,166
Issuance of series E preferred stock, net of related offering expenses of $60,666	7,999,099	7,999	—	—	19,929,083	—	—	19,937,082
Issuance of series F preferred stock, net of related offering expenses of $131,541	11,758,278	11,758	—	—	15,142,462	—	—	15,154,220
Issuance of common stock option in conjunction with the Clearsource acquisition	—	—	—	—	347,250	—	—	347,250
Exercise of common stock options	—	—	739,633	739	223,757	—	—	224,496
Amortization of non-qualified options	—	—	—	—	11,100	—	—	11,100
Net loss	—	—	—	—	—	—	(28,769,282)	(28,769,282)

Balance at December 31, 2002	404,912,182	404,911	12,172,233	12,172	461,457,988	(5,000)	(66,305,390)	395,564,681

Series F preferred stock offering expenses	—	—	—	—	(46,119)	—	—	(46,119)
Issuance of series G preferred stock, net of related offering expenses of $970,890	34,615,330	34,615	—	—	43,994,424	—	—	44,029,039
Exercise of common stock options	—	—	136,854	137	68,203	—	—	68,340
Amortization of non-qualified options	—	—	—	—	23,997	—	—	23,997
Net loss	—	—	—	—	—	—	(37,470,001)	(37,470,001)

Balance at December 31, 2003	439,527,512	$439,526	12,309,087	$12,309	$505,498,493	$(5,000)	$(103,775,391)	$402,169,937

See accompanying notes.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31
	2001	2002	2003
Cash flows from operating activities:
Net loss	$(26,499,388)	$(28,769,282)	$(37,470,001)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	16,157,936	31,816,555	48,586,096
Amortization of goodwill and other intangible assets	7,630,965	1,440,858	3,403,929
Amortization of deferred financing costs	42,829	282,103	472,312
Provision for bad debts	604,269	6,940,176	3,234,732
Accretion of debt discount	—	123,240	160,407
Non-qualified option expense	—	11,100	23,997
Loss /(gain) on sale of assets	—	(30,706)	312,174
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(6,079,541)	(9,999,651)	813,425
Prepaid expenses and other current assets	332,809	(5,141,495)	(4,076,207)
Contracted CIP	—	(503,733)	(97,125)
Accounts payable	(1,973,906)	454,312	706,667
Accrued expenses	933,350	(4,091,748)	1,609,110
Deferred revenue	2,033,904	4,598,302	1,243,583

Net cash provided by (used in) operating activities	(6,816,773)	(2,869,969)	18,923,099
Cash flows from investing activities:
Purchases of property, plant and equipment	(90,949,939)	(44,958,584)	(46,336,076)
Purchase of Advantex, net of cash acquired	—	—	(27,649,783)
Purchase of C3, net of cash acquired	—	—	(7,271,389)
Purchase of TXU	—	—	(950,000)
Cash proceeds from acquisition of Clearsource	—	12,225,799	—
Cash paid for certain operating assets of USOL	(4,803,670)	(8,368,045)	—
Purchase price adjustments	(496,721)	(504,507)	4,316,807
Proceeds on sale of fixed assets	514,296	1,405,497	193,985
Purchase of franchise rights and other	(460,785)	(412,906)	(756,783)

Net cash used in investing activities	(96,196,819)	(40,612,746)	(78,453,239)
Cash flows from financing activities:
Proceeds from sale/leaseback of building	—	—	11,905,854
Proceeds from borrowings and promissory notes	—	35,100,003	30,200,000
Payments of long-term debt	(37,782,029)	(11,050)	(3,170,937)
Deferred financing costs	(2,047,556)	(168,024)	(914,236)
Proceeds from issuance of common stock	11,250	224,496	68,340
Proceeds from issuance of preferred stock, net of related offering expenses	138,780,018	14,297,801	44,029,039

Net cash provided by financing activities	98,961,683	49,443,226	82,118,060
Net change in cash and cash equivalents	(4,051,909)	5,960,511	22,587,920
Cash and cash equivalents, beginning of period	17,749,197	13,697,288	19,657,799

Cash and cash equivalents, end of period	$13,697,288	$19,657,799	$42,245,719

Supplemental disclosure:
Cash paid for interest	$2,881,843	$2,207,430	$3,287,091

Cash paid for franchise taxes	$186,006	$215,191	$666,342

Issuance of preferred stock warrants	$985,916	$—	$—

Issuance of preferred stock from acquisition of Clearsource	$—	$168,244,248	$—

See accompanying notes.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Basis of Presentation

Grande Communications Holdings, Inc. and Subsidiaries (“the Company”) provides communications services to residential and commercial customers in various areas of Texas and portions of the United States. The Company delivers products such as cable television, local and long-distance telephone, high-speed data, broadband transport services, and other telephony network services.

The accompanying consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of all wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

Certain items related to 2001 and 2002 have been reclassified to conform to the 2003 reporting format.

2. Summary of Significant Accounting Policies

Accounting Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash and cash equivalents.

The Company has entered into agreements which restrict the use of cash. This restricted cash includes certificates of deposit, bonds, and other escrow arrangements. These amounts are classified in the balance sheet as follows:

	2002	2003
Prepaids & Other Current Assets	$—	$1,574,000
Other Assets	2,794,000	791,000

Total	$2,794,000	$2,365,000

Property, Plant and Equipment

Our industry is capital intensive, and a large portion of our resources are spent on capital activities associated with building our network. Property, plant and equipment reflects the original cost of acquisition or construction, including costs associated with network construction and initial customer installations are capitalized. Direct labor costs directly associated with capital projects are capitalized. We capitalize direct labor costs associated with personnel based upon allocations of time devoted to network construction and customer installation activities. Costs capitalized as part of initial customer installations include materials, direct labor, and certain indirect costs. These indirect costs are associated with the activities of personnel who assist in connecting and activating the new service and consist of compensation and overhead costs associated with these support functions. We capitalized internal direct labor and overhead costs of $12.7 million, $10.5 million and $9.3 million, for the years ended December 31, 2001, 2002 and 2003, respectively.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The costs of disconnecting service at a customer’s dwelling or reconnecting service to a previously installed dwelling are charged to operating expense in the period incurred.

Construction and other materials are valued at the lower of cost or market (determined on a weighted-average basis) and include customer premise equipment and certain plant construction materials. These items are transferred to the telecommunications plant when installed and activated.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statements of operations.

Depreciation is calculated on the straight-line method based on the useful lives of the various classes of depreciable property. The average estimated lives of depreciable property, plant and equipment are:

Communications plant	7 to 10 years
Computer equipment	3 years
Software, including general purpose and network	3 years
Buildings and leasehold improvements	5 to 20 years
Furniture, fixtures and vehicles	5 to 7 years
Other	5 to 7 years

Intangible Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, which recognizes that since goodwill and certain intangible assets may have indefinite useful lives, these assets are no longer required to be amortized but are to be evaluated at least annually for impairment. In accordance with SFAS No. 142, the Company was required to complete its transitional impairment test, with any resulting impairment loss recorded as a cumulative effect of a change in accounting principle. Subsequent impairment losses will be reflected in operating income in the statements of operations. Upon adoption of SFAS No. 142, the Company did not record any goodwill amortization expense during the years ended December 31, 2002 and 2003.

The Company classifies intangible assets as definite-lived or indefinite-lived intangible assets, or goodwill. Definite-lived intangibles include franchise and access rights and noncompete agreements, both of which are amortized over the respective lives of the agreements, typically two to fifteen years. The Company periodically reviews the appropriateness of the amortization periods related to its definite-lived assets. The Company does not currently have any intangible assets classified as indefinite-lived. The excess cost over fair value of net assets acquired is classified as goodwill. Goodwill is tested for impairment at least annually.

The Company tests for possible impairment of definite-lived intangible assets whenever events or changes in circumstances, such as a reduction in operating cash flow or a dramatic change in the manner that the asset is intended to be used indicate that the carrying amount of the asset is not recoverable. If indicators exist, the Company compares the undiscounted cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the undiscounted cash flow amount, an impairment charge is recorded in the statements of operations for amounts necessary to reduce the carrying value of the asset to fair value.

The Company performed its annual impairment test on October 1, 2003 which coincided with the loss of its major customer, MCI. The Company used an independent appraisal in this analysis and, based on the results of the test, had no impairment.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-Lived Assets

The Company evaluates its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Revenue Recognition

Revenue from customers consists of fixed monthly fees for bundled services, and certain network services, and usage based fees for long distance services in certain bundles and the majority of our network services. Local governmental authorities impose franchise fees on the majority of our franchises of up to a federally mandated maximum of 5% of annual gross revenues derived from the operation of the cable television system to provide cable television services, as provided in the franchise agreements. Such fees are collected on a monthly basis from our customers and periodically remitted to local franchise authorities. Franchise fees collected and paid are reported as revenues and expenses, respectively. Our revenues are recognized when services are provided, regardless of the period in which they are billed. Amounts billed in advance are reflected in the balance sheet as deferred revenue and are deferred until the service is provided.

Revenues for the last quarter of 2003 reflect proceeds from our settlement with MCI concerning contract minimum requirements under a take or pay arrangement. We expect additional amounts payable in the settlement when MCI emerges from bankruptcy to be reflected in the quarter in which they are paid. Since amounts received in the settlement are intended to be in lieu of revenues otherwise receivable under that contract, we intend to record the settlement amounts as revenues.

The Company also performs construction services for customers in connection with network service arrangements. This revenue is recognized under the percentage of completion method in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). These revenues totaled approximately $658,000, $6,945,000 and $958,000 in 2001, 2002 and 2003, respectively.

Allowance for Doubtful Accounts

We use estimates to determine our provision for bad debts. These estimates are based on historical collection experience, current trends, credit policy and a percentage of our customer accounts receivable. In determining these percentages, we look at historical write-offs of our receivables.

Advertising Costs

The Company expenses all advertising costs as incurred. Total advertising expense for 2001, 2002 and 2003 was approximately $679,000, $1,892,000 and $1,756,000, respectively, and is reflected as a component of selling, general and administrative expense in the accompanying statements of operations.

Debt Issuance Costs

Debt issuance costs are amortized over the life of the related indebtedness on a straight-line basis, which approximates the effective interest method (see Note 9). Amortization expense related to debt issuance costs charged to interest expense was approximately, $43,000, $282,000 and $472,000 in 2001, 2002 and 2003, respectively.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company utilizes the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse (see Note 8).

Net Loss Per Share

The Company follows the provisions of SFAS No. 128, Earnings Per Share. Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share includes the weighted average number of common shares outstanding and the number of equivalent shares which would be issued related to the stock options and warrants using the treasury method, and convertible preferred stock using the if-converted method, unless such additional equivalent shares are anti-dilutive. For the years ended December 31, 2001, 2002, and 2003, respectively, the effect of 276,143,017, 421,042,874 and 607,346,488 of the Company’s stock options, warrants, and convertible preferred stock were not included in the computation of diluted EPS as their effect was anti-dilutive.

Stock Based Compensation

During 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, Accounting for Stock-Based Compensation, which defines fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value method, as prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, as clarified by Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation.

Entities electing to remain with the accounting methodology required by APB 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value based method of accounting defined in SFAS 123 had been applied.

The Company has elected to account for its employee stock-based compensation plans using the intrinsic value method under APB No. 25. The Company has computed, for pro forma disclosure purposes, the value of all options for shares of the Company’s common stock granted to employees of the Company using the Minimum Value pricing method and the following weighted-average assumptions:

	2001	2002	2003
Risk-free interest rate	5.0%	4.0%	3.0%
Expected dividend yield	0%	0%	0%
Expected lives	5 years	5 years	5 years
Volatility (Minimum Value Method)	0%	0%	0%

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If the Company had accounted for these plans in accordance with SFAS 123, the Company’s net loss for the periods ended December 31, 2001, 2002 and 2003, would have increased as follows:

	2001	2002	2003
Net loss, as reported	$(26,499,388)	$(28,769,282)	$(37,470,001)
Total stock-based employee compensation expense determined under fair value based method for all awards	(376,353)	(540,275)	(647,221)

Pro forma net loss	$(26,875,741)	$(29,309,557)	$(38,117,222)

Basic and diluted net loss per share attributable to common stockholders, as reported	$(2.43)	$(2.56)	$(3.20)
Basic and diluted net loss per share attributable to common stockholders, proforma	$(2.46)	$(2.61)	$(3.26)
Basic and diluted weighted average number of common shares outstanding	10,921,984	11,224,530	11,701,188

Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term nature of the instruments. The Company believes that the carrying amount of its long-term debt as of December 31, 2003 approximated fair value.

Sources of Supplies

The Company attempts to maintain multiple vendors for each required product. If the vendors are unable to meet the Company’s needs as it builds out its’ network infrastructure, then delays and increased costs in the expansion of the Company’s network infrastructure could result, which would adversely affect operating results.

Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The Company adopted the annual disclosure requirements of SFAS No. 148, which are effective for fiscal years ending after December 15, 2002, and elected to continue to account for employee stock options under APB No. 25. The interim disclosure requirements are effective for interim periods commencing after December 15, 2002. The adoption of this standard had no effect on the Company’s financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46—Consolidation of Variable Interest Entities, (FIN 46). This interpretation of Accounting Research Bulletin 51—Consolidated Financial Statements addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. FIN 46 requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We do not have any ownership in any variable interest entities as of December 31, 2003. We will apply the consolidation requirement of the interpretation in future periods if we should own any interest in any variable interest entity.

In April 2003, the FASB issued SFAS No. 149—Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments, including certain derivatives imbedded in other contracts and for hedging activities as defined under SFAS No. 133 and FIN 45. SFAS No. 149 is effective for contracts entered into after June 30, 2003. We do not expect SFAS No. 149 to have a material impact on our financial position or statement of operations.

In May 2003, the FASB issued SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. We do not expect SFAS No. 150 to have a material impact on our financial position or statement of operations.

3. Acquisitions

Thrifty Call

On July 7, 2000, the Company acquired certain business assets and assumed certain liabilities of Thrifty Call, a telecommunications service provider with operations in Texas, Florida, Georgia, North Carolina, Washington and Indiana. The acquisition provided the Company with an established telephony and data network and the corporate functions necessary to sustain the rapid growth anticipated in bundled services. The results of operations of Thrifty Call are included in the income statement of the combined company from July 7, 2000.

The purchase price consisted of approximately $69.2 million in cash and the assumption of approximately $50 million of liabilities.

As of the acquisition date, the following values were assigned to the assets and liabilities acquired:

Current assets	$5,876,000
Property, plant & equipment	47,872,000
Goodwill	66,492,000

Total assets	$120,240,000

Total liabilities	$50,213,000

During 2001, the Company recorded the final adjustment to the purchase price, which increased goodwill by approximately $1 million. This adjustment reflects the true-up of the working capital calculation as defined in the purchase agreement.

USOL

On August 31, 2001, the Company entered into an agreement with USOL to purchase right of entry agreements and certain property and equipment located in Texas for approximately $13.2 million in cash, to be paid during a series of closings. The purchase agreement provides the Company with exclusive service rights to multiple dwelling units located within the Company’s current geographic service area. The results of operations of the different complexes were included in the accompanying income statements as each complex was closed. These closings occurred between December 2001 and October 2002.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At each closing, the purchase price was allocated to fixed assets, access fees, and goodwill. The following values were assigned to each asset class in total:

	2001	2002
Property, plant & equipment	$481,000	$837,000
Access fees	63,000	113,000
Goodwill	4,260,000	7,418,000

	$4,804,000	$8,368,000

ClearSource

On June 28, 2002, the Company acquired ClearSource, Inc., a provider of bundled communications services in Waco, Corpus Christi, and Midland-Odessa, Texas. Our CEO, William Morrow, was one of the founders of ClearSource, and at the time of the acquisition we shared most of the same major investors with ClearSource and a number of ClearSource’s directors were members of our board of directors. ClearSource provided bundled services similar to ours to residential and small business customers over a broadband network in the Waco, Corpus Christi and Midland/Odessa markets and was the largest customer of our local telephone services. The results of operations of ClearSource are included in the income statement of the combined company from June 28, 2002.

The acquisition was funded by the issuance of 114,698,442 shares of Series D and 7,999,099 shares of Series E Preferred Stock. The shares were valued at $1.30 and $2.50 per share, respectively, with a total purchase price of $169.1 million.

As of the acquisition date, the following values were assigned to the assets and liabilities acquired:

Current assets	$14,130,000
Property, plant & equipment	94,467,000
Goodwill	60,847,000
Intangible assets	6,527,000
Other assets	177,000

Total assets	$176,148,000

Total liabilities	$7,042,000

During 2003, the Company recorded the final adjustment to the purchase price, which increased goodwill by approximately $4.2 million while adjusting property, plant and equipment based on an independent valuation.

C3 Communications

In March 2003, the Company purchased certain assets and assumed certain liabilities of C3 Communications, Inc. and certain of its affiliates for approximately $7.3 million. The purchase involved acquiring a regional network delivering bandwidth and collocation solutions to telecommunications carriers primarily in the southwestern United States.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of the acquisition date, the following values were assigned to the assets and liabilities acquired:

Current assets	$2,305,000
Property, plant & equipment	5,161,000
Other assets	78,000

Total assets	$7,544,000

Total liabilities	$273,000

TXU Communications

In March of 2003 the Company purchased certain assets and assumed certain liabilities of TXU Communications Ventures Company for approximately $1.0 million. The Company acquired telecommunication assets and customers in Texas.

As of the acquisition date, the following values were assigned to the assets and liabilities acquired:

Current assets	$800,000
Property, plant & equipment	943,000
Total assets	$1,743,000

Total liabilities	$793,000

Denton Telecom Partners, d.b.a Advantex Communications

In October of 2003 the Company purchased the equity interest of the two parent limited liability companies, which collectively owned Denton Telecom Partners, for a purchase price of approximately $31.0 million. The company acquired a customer base and network assets in northwest Dallas. The results of operations of Advantex are included in the income statement of the combined company from October 28, 2003.

The acquisition was funded by the partial proceeds of the issuance of 34,615,330 shares of Series G Preferred Stock.

As of the acquisition date, the following values were assigned to the assets and liabilities acquired:

Current assets	$8,015,000
Property, plant & equipment	19,784,000
Goodwill	1,897,000
Intangible assets	5,131,000
Other assets	540,000

Total assets	$35,367,000

Total liabilities	$4,367,000

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Accounts Receivable

Accounts receivable consists of the following as of December 31, 2002 and 2003:

	2002	2003
Accounts receivable, trade	$17,447,947	$19,457,989
Less-allowance for doubtful accounts	(1,399,727)	(2,633,452)

Accounts receivable, net	$16,048,220	$16,824,537

The activity in the Company’s allowance for doubtful accounts for the periods ending December 31, 2001, 2002 and 2003 is as follows:

	Balance at the Beginning of the Period	Charged to Costs and Expenses	Write-offs	Balance at the End of the Period
2001	—	604,269	(99,074)	505,195
2002	505,195	6,940,176	(6,045,644)	1,399,727
2003	$1,399,727	$3,234,732	$(2,001,007)	$2,633,452

5. Property, Plant and Equipment

Property, plant and equipment consist of the following as of December 31, 2002 and 2003:

	2002	2003
Communications plant	$246,554,562	$309,890,383
Computer equipment	4,456,165	5,287,457
Software, including general purpose and network	27,545,564	28,399,577
Buildings, leasehold improvements and land	15,564,334	5,528,663
Furniture, fixtures and vehicles	3,300,674	4,057,074
Other equipment	6,921,894	10,758,496
Assets under capital leases	—	13,200,000
Construction in process	8,648,842	7,459,012
Construction inventory	16,461,316	13,338,683

	329,453,351	397,919,345
Less—accumulated depreciation	(52,327,773)	(99,722,269)

Property, plant and equipment, net	$277,125,578	$298,197,076

6. Intangible Assets

Definite-lived intangible assets consist of the following at December 31, 2002 and 2003:

		2002		2003
	Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Subscriber base	2-3 years	$6,526,698	$(1,087,783)	$12,830,897	$(4,271,039)
Franchise and access rights	5-15 years	2,395,279	(577,987)	2,467,961	(565,229)
Non-compete agreements	2 years	300,000	(300,000)	300,000	(300,000)

		$9,221,977	$(1,965,770)	$15,598,858	$(5,136,268)

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expense, excluding goodwill amortization, was $239,868, $1,440,858 and $3,403,929 for the years ending December 31, 2001, 2002 and 2003, respectively. Amortization expense associated with the net carrying value of definite-lived intangible assets is estimated to be $5,450,000 in 2004, $3,772,000 in 2005, $331,000 in 2006, $331,000 in 2007 and $331,000 in 2008.

As required by SFAS No. 142, the results for prior year have not been restated. A reconciliation of the previously reported net income as if SFAS No. 142 had been adopted is presented as follows:

	2001	2002	2003
Reported net loss	$(26,499,388)	$(28,769,282)	$(37,470,001)
Add back goodwill amortization	7,391,097	—	—

Adjusted net loss	$(19,108,291)	$(28,769,282)	$(37,470,001)

7. Accrued Liabilities

Accrued liabilities consist of the following as of December 31, 2002 and 2003:

	2002	2003
Accrued compensation	$2,812,468	$3,161,967
Accrued taxes	4,400,825	6,170,847
Accrued interest	187,449	747,722
Accrued programming	1,367,200	1,885,480
Accrued other	3,064,860	3,827,490

Accrued liabilities	$11,832,802	$15,793,506

8. Income Taxes

As of December 31, 2003, the Company had federal net operating loss carryforwards of approximately $189.8 million. The net operating loss carryforwards will expire beginning in 2020 if not utilized.

Utilization of the net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses before utilization.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets and liabilities as of December 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003
Deferred tax assets:
Amortizable assets	$3,212,172	$2,290,042	$—
Other			49,951
Reserves	438,678	1,068,272	930,660
Net operating loss carryforward	12,009,726	42,196,122	72,128,560

Total deferred tax assets	15,660,576	45,554,436	73,109,171

Deferred tax liabilities:
Amortizable assets	—	—	2,430,625
Depreciable assets	2,671,844	2,406,683	10,364,680

Total deferred tax liabilities	2,671,844	2,406,683	12,795,305

Net deferred tax asset	12,988,732	43,147,753	60,313,866
Less-valuation allowance	(12,988,732)	(43,147,753)	(60,313,866)

Total deferred taxes	$—	$—	$—

The Company has established a valuation allowance equal to the net deferred tax asset due to uncertainties regarding the realization of the deferred tax asset based on the Company’s lack of earnings history. The valuation allowance increased by approximately $13,754,000 during the year ended December 31, 2003. As of December 31, 2003, approximately $23,127,000 of the valuation allowance relates to the Clearsource acquisition. Any future recognition of these deferred tax items will first adjust goodwill, then other non-current intangibles of the acquired entity.

The Company’s provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 35% to income before income taxes primarily as a result of the following for the years ended December 31 as follows:

	2001	2002	2003
Computed at federal statutory rate	$(9,188,000)	$(9,412,000)	$(13,115,000)
State taxes, net of federal benefit	—	(822,000)	(1,116,000)
Permanent items and other	—	(582,000)	89,000
Valuation allowance	9,188,000	10,816,000	14,142,000

Provision (benefit) for income taxes	$—	$—	$—

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Long Term Debt

Long-term debt consists of the following as of December 31, 2002 and 2003:

	2002	2003
Revolving credit facility	$14,300,000	$11,541,200
Term loan facility	20,800,003	51,000,000
Capital leases	—	13,151,805

	35,100,003	75,693,005
Less-current portion	—	(428,639)

Long-term debt	35,100,003	75,264,366
Discount on debt	(842,136)	(681,729)

Long-term debt, net of discount	$34,257,867	$74,582,637

In October 2001, the Company entered into a credit facility (the “2001 Credit Facility”). The 2001 Credit Facility consisted of a $10 million revolving Credit Facility (the “Revolver”) and a $60 million multi-draw term loan facility (the “Term Loan”). In 2002, the Credit Agreement was amended to increase the availability on the Revolver to $15 million, and reduced the Term Loan to $55 million. Both facilities are governed by a single credit agreement (as amended, the “Credit Agreement”).

The 2001 Credit Facility required us to use an interest rate cap with respect to a portion of our outstanding indebtedness to reduce our exposure to interest rate fluctuations. Our interest rate cap agreement reduced our exposure to interest rate increases with respect to $27.5 million of the amount outstanding under this credit facility. The Company paid $33,000 for this interest rate cap in 2003.

During 2003, the Company drew down $30.2 million of the Term Loan, all of which was outstanding as of December 31, 2003, and repaid $2.8 million on the Revolver. As amended in 2003, amortization of the Term Loan begins in 2005. The Revolver begins amortization in 2007. Both the Term Loan and the Revolver mature in January 2008. Scheduled payments for the Revolver and Term Loan as of December 31, 2003 are as follows:

2005	$5,100,000
2006	7,650,000
2007 and thereafter	49,791,200

Total long term facility debt	$62,541,200

Interest is either a LIBOR or base rate plus an applicable margin at the time of the draw and has ranged from 4.96% to 8.25%. Additionally, the Credit Agreement provides for a commitment fee payable on the unused portion of the facility which ranges between 1.25% and 1.5%. Available credit totaled $34.9 million and $4.2 million at December 31, 2002 and 2003, respectively.

The Company capitalizes interest expense incurred from debt utilized to fund the construction of the network. The total amounts capitalized were $0, $2.6 million and $2.2 million, for the years ended December 31, 2001, 2002 and 2003, respectively.

The Credit Facility provides for letters of credit to be issued. These unused letters of credit totaled, $0, $235,000 and $3,226,000 at December 31, 2001, 2002 and 2003, respectively.

The Credit Agreement contains covenants customary for facilities of this nature, including financial covenants and covenants limiting debt, liens, investments, consolidation, mergers, acquisitions, asset sales, sale

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and leaseback transactions, payments of dividends and other distributions, making of capital expenditures and transactions with affiliates. The Company was in compliance with such covenants as of December 31, 2003. The Company may be subject to mandatory prepayments based upon operating results, sales of assets, equity or debt offerings or other events.

Essentially all the assets of the Company collateralize the 2001 Credit Facility.

The Company has entered into eight amendments to the Credit Agreement. These served to amend the credit agreement to reflect the Company’s current business plan, change in lender group, and preferred stock offerings.

During 2003, the Company completed a sale and leaseback of land and buildings in San Marcos, Waco, Odessa and Corpus Christi, netting $11.9 million in cash proceeds. The gain from the sale of $977,000 as well as the costs related to this transaction of $1,300,000 will be amortized over the 20-year life of the capital lease.

Scheduled payments for the capital leases as of December 31, 2003 are as follows:

2004	$1,446,000
2005	1,446,000
2006	1,418,000
2007 and thereafter	22,875,000

Total minimum lease payments	$27,185,000
Amounts representing interest	(14,034,000)

Present value of net minimum lease payments	13,151,000
Less current maturities	(428,000)

Total long term capital lease	$12,723,000

10. Stockholders’ Equity

Common Stock

In February 2000, the Company sold 11,410,000 shares of its $0.001 par value common stock to certain of its founders for $0.01 per share, which management believes was the fair value of such shares. Such shares had been committed to these founders upon formation of the Company. Of these shares, 10,410,000 are subject to vesting over a period of four years. Additionally, these shares are otherwise restricted as to their sale to a third party for a period ending the earlier of either an initial public equity offering or February 2010. Upon termination of certain employees, any shares that remain unvested will be forfeited. 3,200,000 shares are subject to immediate vesting upon the termination of a key employee. 680,000 shares were forfeited during 2002, and 356,250 shares remain unvested as of December 31, 2003.

Preferred Stock

The Company’s $0.001 par value preferred stock may be issued from time to time in one or more series as determined by the Company’s Board of Directors.

The Company has issued seven series of preferred stock, in alphabetical sequence from A to G (the “Preferred Stock”).

The Preferred Stock is convertible into common stock at any time at the option of the holders, and automatically convertible to common stock upon the Company’s sale of its common stock in a firm commitment

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

underwritten public offering meeting certain pricing specifications. The number of shares of common stock into which the Preferred Stock are convertible is based on a conversion price which initially provides for the conversion of one share of Preferred Stock to one share of common stock. The conversion price is adjusted for certain dilutive issuances, such as stock splits, stock dividends, recapitalizations or similar events, so that the number of shares of common stock issuable upon conversion is increased or decreased in proportion to any increase or decrease in the aggregate shares of common stock outstanding. The Preferred Stock is entitled to participate equally in the payment of dividends, when and as declared by the Board of Directors, on an as-converted basis. Such stock also has voting rights on an as-converted basis.

The Company has an investor rights agreement with all purchasers of its various preferred stock that includes certain registration rights, preemptive rights, transfer restrictions, company covenants and corporate governance provisions.

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock are entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount per share which ranges from $1.00 to $3.90, plus declared but unpaid dividends on such shares.

The Company entered into the Series G Preferred Stock Purchase Agreement, dated October 27, 2003, with a number of investors under which the Company sold 34,615,384 shares of Series G Preferred Stock (“Series G”) to such investors for a purchase price of $1.30 per share, for gross proceeds of $44,999,999. Each share of Series G preferred stock was initially convertible into one share of common stock at the election of the holder, based on a conversion ratio as defined in the agreement, initially set at one to one and adjusted from time to time based on certain anti-dilution provisions. The Company has also issued warrants to purchase 138,461,536 shares of common stock in connection with this sale of Series G preferred stock. For every share of Series G preferred stock purchased by an investor, such investor received four Warrants to purchase one share of common stock at an initial exercise price of $0.01 per share of common stock. The warrants have a ten year life and are immediately exercisable. Each share of Series G preferred stock has voting rights equal to the number of shares of common stock into which the preferred stock could then be converted.

The Company valued the warrants issued in connection with the Series G Preferred Stock at $0.20 per warrant or $27,692,307 and recorded this amount in additional paid in capital. The assumptions used to value this warrant were as follows: Expected Life—10 years, Fair Value of Common Stock—$0.20, Dividend Yield—0%, Risk Free Interest Rate—3%.

Stock Options

Under the Company’s 2000 stock option plan (“the Stock Option Plan”), 63,130,322 shares of common stock are reserved and authorized for issuance upon the exercise of the options. Employees and key consultants of the Company are eligible to receive options under the Stock Option Plan. The Stock Option Plan is administered by the compensation committee of the Board of Directors. Options granted under the Stock Option Plan may be either “nonqualified stock options” or “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended. All options were granted at an exercise price equal to the estimated fair value of the common stock at the dates of grant as determined by the Board of Directors based on equity transactions and other analyses. The options vest ratably over a four-year term from the date of the grant and expire 10 years from the date of grant.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Stock Option Plan as of December 31, 2002 and 2003, is presented in the following table:

	2002		2003
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding, beginning of period	20,414,750	$0.40	27,762,765	$0.53
Granted	11,336,108	0.74	23,399,817	0.35
Exercised	(739,633)	0.30	(136,854)	0.50
Canceled	(3,248,460)	0.52	(4,077,195)	0.64

Outstanding, December 31	27,762,765	0.53	46,948,533	0.43

Shares exercisable	8,830,800		13,761,377
Shares available for grant	14,009,232		15,277,802
Weighted—average fair value of options granted during the year	0.14		0.05

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2003:

Exercise Price	Number Outstanding	Number Exercisable	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life
$0.20	17,426,500	—	$0.20	9.9
$0.25	7,111,000	5,427,000	$0.25	6.4
$0.50	8,110,600	5,256,100	$0.50	7.1
$0.60	2,738,051	845,849	$0.60	8.1
$0.80	11,562,382	2,232,428	$0.80	9.0

Stock Purchase Warrants

Concurrent with the closing of the 2001 Credit Facility, the Company issued warrants to acquire 3,333,334 shares of Series C preferred stock at $1.20 per share. The warrants were immediately exercisable. In 2003, the maximum contractual life of the warrants was extended from two to five years, with no resulting impact to the statement of operations. No warrants have been exercised as of December 31, 2003. Under the terms of the warrant agreements, the exercise price is subject to adjustment for certain dilutive equity issuances.

The Company has computed a fair value of the warrants of approximately $986,000 for the purpose of recording the discount on the issuance of debt using the Black-Scholes pricing method and the following assumptions:

Risk-free interest rate	3.5%
Expected dividend yield	0%
Expected lives	2 years
Volatility	40%

This fair value has been recorded as a discount to the 2001 Credit Facility debt in connection with the Company’s first draw under that facility in 2002 and being amortized since that draw. Amortization of the debt discount was approximately, $0, $123,000 and $160,000 in 2001, 2002 and 2003, respectively.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Commitments and Contingencies

Operating Leases

The Company leases office space and other assets for varying periods. Leases that expire are generally expected to be renewed or replaced by other leases.

Future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003, are as follows:

2004	$4,225,000
2005	3,126,000
2006	2,797,000
2007	2,714,000
2008 and thereafter	19,519,000

Total minimum lease payments	$32,381,000

Total rental expense for all operating leases was approximately $3,858,000, $4,684,000 and $5,531,000 for 2001, 2002 and 2003, respectively.

Franchise Agreements and Build-Outs

The Company has entered into numerous franchise agreements with municipalities in Texas. These agreements provide for, among other items: payment of a stated percentage of revenue (typically 5%) on a quarterly basis, the maintenance of deposits and corporate surety bonds up to $1 million, and the contribution of funds up to $4 million to provide facilities and equipment related to public access channel. These agreements have various terms, ranging between 5 and 9 years with additional renewal periods.

With respect to the above franchise agreements and the build-out of the Company’s network, management anticipates incurring significant capital expenditures during 2004 and beyond.

Legal Proceedings

Both the FCC and the Department of Justice are conducting investigations understood to involve billing practices by MCI and related issues involving companies that terminated or otherwise may have handled traffic on behalf of MCI, including those companies participating in MCI’s Least Cost Routing Program. We believe we were a substantial participant in the Least Cost Routing Program. The Department of Justice has convened a grand jury in the Southern District of New York as a part of its investigation. The grand jury has issued document subpoenas to a number of companies in the telecommunications industry, including us. We are cooperating with the Department of Justice and has produced and are continuing to produce responsive documents. The FCC has issued a letter of inquiry to us and other companies seeking documents and requesting information relating to the above described billing practices and the compliance by such companies, including us, with applicable law and regulations. We have responded to the letter of inquiry and are continuing to produce additional documentation and to supplement our answers to certain questions. We cannot predict the outcome of these investigations or their duration. If these investigations result in current or prior billing practices being identified as violative of applicable laws or regulations, result in penalties being imposed upon us, result in further proceedings against specific companies, including us, result in changes in the law or regulations that would have an industry-wide effect, or lead to litigation among parties involved in terminating or otherwise routing traffic, the impact could have a material adverse effect on our business and financial condition.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The bankruptcy estate of Global Crossing has filed a complaint seeking the return of $2.5 million paid to us for network services as preferential transfers made within 90 days of the date that Global Crossing’s bankruptcy petition was filed. We believe that we have defenses to this action, and intend to contest this matter vigorously.

As a telecommunications company, we are a party to regulatory proceedings in the ordinary course of our business at both the state and federal levels. For example, we along with many other telecommunications companies in Texas are currently a party to a proceeding before the Public Utility Commission of Texas, or PUCT, relating to the terms of SBC Communications’ standard interconnection agreement and an anticipated successor to this interconnection agreement. This proceeding is expected to conclude during the summer of 2004. We cannot anticipate the outcome of this proceeding at this time, but do not believe that the outcome will, individually, or in the aggregate with any other regulatory proceedings, have a material adverse effect on our business, financial condition or results of operations.

Insurance

The Company carries a broad range of insurance coverage, including property, business, auto liability, general liability, directors and officers, workers’ compensation and an umbrella policy. The Company has not incurred significant claims or losses on any of these insurance policies.

The Company utilizes self-insurance with respect to employee medical coverage. Such self-insurance is provided in connection with a plan that includes certain stop-loss coverage on a per employee and total claims basis. The Company estimates the liability for claims based on Company experience. Additionally, the Company utilizes self-insurance for its distribution line equipment. Management believes that the risk of loss related to this equipment is not significant.

Maintenance Agreements

The Company has entered into numerous agreements for the maintenance of leased fiber optic capacity. Future amounts due under these agreements are as follows:

2004	$1,189,000
2005	1,189,000
2006	1,189,000
2007	1,189,000
2008 and thereafter	16,414,000

Total	$21,170,000

Purchase Commitment

In October 2001, in connection with our existing credit facility, we entered into a purchase agreement with Marconi Communications, Inc. Under this agreement, as amended, we are currently required to purchase a minimum of $40.4 million of equipment from Marconi Communications between October 2003 and December 2008.

Employment Agreement

William Morrow is employed as Chief Executive Officer and Vice Chairman of the board of directors for an indefinite term under an employment agreement effective September 1, 2000.

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Concentration of Credit Risk and Significant Customer

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables, cash and temporary cash investments.

The Company places its cash and temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company also periodically evaluates the creditworthiness of the institutions with which it invests. The Company does maintain invested balances in excess of federally insured limits.

Revenues from one customer were approximately 70 percent, 50 percent and 36 percent of operating revenues in 2001, 2002 and 2003, respectively, and accounts receivable of approximately $6.2 and $0 million related to this customer were outstanding as of December 31, 2002 and 2003, respectively. This customer declared Chapter 11 bankruptcy in June 2002, and the Company wrote off accounts receivable of $4.9 million, net of recoveries during 2002. The Company continued to do business with this customer into the 4th quarter of 2003 when all network services were discontinued. Under the terms of the contract, the customer was liable for minimum charges for early termination of its contract. In December 2003, the Company agreed to settle the minimum charges for a $5.5 million cash payment in December 2003 and a Class 6 General Unsecured Claim in the bankruptcy court. This claim is subject to the final approval of the bankruptcy court and the Company expects the net proceeds to be approximately $1.6 million in cash and $1.6 million in stock. The Company recognized the $5.5 million payment as revenue in 2003 and will recognize the proceeds from the unsecured claim when the proceeds are determined and received.

The Company’s trade receivables reflect a customer base primarily centered in Texas. The Company routinely assesses the financial strength of its customers and generally does not require collateral. As a consequence, concentrations of credit risk are limited.

13. Employee Benefit Plan

The Company has a 401(k) plan for its employees. All employees over the age of 18 who have completed one month of service are eligible to participate in the plan. The Plan provides for discretionary matching by the Company. During 2001, 2002 and 2003, the Company made discretionary matching cash contributions to the plan of approximately, $440,000, $417,000 and $735,000, respectively.

14. Quarterly Financial Information - Unaudited

2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	43,339	47,936	47,589	42,650
Operating loss	(7,969)	(10,292)	(7,188)	(8,977)
Net loss	(8,286)	(10,835)	(8,044)	(10,305)
Basic and diluted loss per common share	$(0.71)	$(0.93)	$(0.69)	$(0.88)

2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	29,528	38,543	39,989	39,363
Operating loss	(3,811)	(5,040)	(10,163)	(9,919)
Net loss	(3,779)	(5,009)	(10,093)	(9,887)
Basic and diluted loss per common share	$(0.34)	$(0.45)	$(0.89)	$(0.86)

GRANDE COMMUNICATIONS HOLDINGS, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Subsequent Events—Unaudited

Subsequent to December 31, 2003, the Company made two draws totaling $2.3 million against the Term Loan.

On March 23, 2004, the Company completed a private placement offering for 136,000 units each consisting of (1) $1,000 of 14% Senior Secured Notes due 2011 and (2) a warrant to purchase 100.336 shares of common stock. Concurrent with the closing, we paid $64.8 million to extinguish the 2001 Credit Facility. In conjunction with this repayment, we recognized a $2.1 million loss on debt extinguishment and we reclassified $3.2 million of cash to other long-term assets as collateral for our existing letters of credit. If this private placement offering had been completed January 1, 2003 the Company would have incurred interest expense of $15,400,000, which is $12,513,000 more than historical interest expense at $2,887,000 for the year ended December 31, 2003.

The 14% Senior Secured Notes are the obligations of Grande Communications Holdings, Inc. (“Holdings”) and guaranteed by all existing subsidiaries. Holdings has no independent assets or operations, all of the guarantees of the subsidiaries are on a full and unconditional and joint and several basis, and all subsidiaries are included in the consolidated financial statements of Holdings.

In April 2004 the complaint by the bankruptcy estate of Global Crossing was dismissed with prejudice.

In April 2004 MCI emerged from bankruptcy proceedings. The Company anticipates settlement of their unsecured claim in the second quarter of 2004.

PART I

FINANCIAL INFORMATION

Item 1. Financial Statements

GRANDE COMMUNICATIONS HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2003	March 31, 2004
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$42,246	$87,464
Accounts receivable, net	16,825	16,525
Prepaid expenses and other current assets	5,967	3,797

Total current assets	65,038	107,786
Property and equipment, net	298,197	298,063
Goodwill	134,983	134,954
Other intangible assets, net	10,463	9,181
Other assets	8,010	14,611

Total assets	$516,691	$564,595

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$14,947	$10,823
Accrued expenses	15,794	12,920
Note payable	63	21
Deferred revenue	4,263	4,262
Current portion of capital lease obligations	429	436

Total current liabilities	35,496	28,462
Deferred revenue	4,443	4,397
Capital lease obligations, net of current portion	12,723	12,639
Long term debt	61,859	127,610
Commitments and contingencies
Stockholders’ equity:
Series A preferred stock, $0.001 par value per share; 232,617,839 shares authorized, issued and outstanding; liquidation preference of $232,618	233	233
Series B preferred stock, $0.001 par value per share; 20,833,333 shares authorized, issued and outstanding; liquidation preference of $25,000	21	21
Series C preferred stock, $0.001 par value per share; 30,000,000 shares authorized, 17,005,191 shares issued and outstanding; liquidation preference of $20,406	17	17
Series D preferred stock, $0.001 par value per share; 115,384,615 shares authorized, 114,698,442 shares issued and outstanding; liquidation preference of $149,108	115	115
Series E preferred stock, $0.001 par value per share; 8,000,000 shares authorized, 7,999,099 shares issued and outstanding; liquidation preference of $19,998	8	8
Series F preferred stock, $0.001 par value per share; 12,307,692 shares authorized, 11,758,278 shares issued and outstanding; liquidation preference of $15,286	12	12
Series G preferred stock, $0.001 par value per share; 34,615,384 shares authorized, 34,615,330 shares issued and outstanding; liquidation preference of $135,000	35	35
Common stock, $0.001 par value per share; 786,835,883 and 786,835,883 shares authorized, 12,309,087 and 12,816,367 shares issued and outstanding, at December 31, 2003 and March 31, 2004, respectively	12	13
Additional paid-in capital	505,497	508,243
Treasury stock, at cost	(5)	(5)
Accumulated deficit	(103,775)	(117,205)

Total stockholders’ equity	402,170	391,487

Total liabilities and stockholders’ equity	$516,691	$564,595

The accompanying notes are an integral part of these condensed consolidated balance sheets.

GRANDE COMMUNICATIONS HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(In thousands, except share data)

	For the quarters ended March 31,
	2003	2004
Operating revenues	$43,339	$41,687
Operating expenses:
Direct costs	20,500	16,430
Selling, general and administrative	18,711	22,631
Depreciation and amortization	12,096	12,715

Total operating expenses	51,307	51,776

Operating loss	(7,968)	(10,089)
Other income (expense):
Interest income	40	65
Interest expense	(356)	(1,277)
Gain/(loss) on disposal of assets	(2)	16
Loss on extinguishment of debt	—	(2,145)

Total other income (expense)	(318)	(3,341)

Net loss attributable to common shareholders	$(8,286)	$(13,430)

Basic and diluted net loss per share attributable to common shareholders	$(0.71)	$(1.12)
Basic and diluted weighted average number of common shares outstanding	11,677,924	11,971,352

The accompanying notes are an integral part of these condensed consolidated statements.

GRANDE COMMUNICATIONS HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In thousands)

	For the quarters ended March 31
	2003	2004
Cash flows from operating activities:
Net loss	$(8,286)	$(13,430)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	11,499	11,383
Amortization of intangible assets	597	1,332
Amortization of deferred financing costs	111	128
Provision for bad debts	664	1,074
Accretion of debt discount	40	37
Non-qualified option expense	5	6
Gain on sale of assets	3	16
Extinguishment of debt	—	2,145
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(1,321)	(775)
Prepaid expenses and other current assets	(284)	(928)
Accounts payable	(911)	(4,125)
Accrued expenses	(1,983)	(2,873)
Deferred revenue	(514)	(62)

Net cash used in operating activities	(380)	(6,072)

Cash flows from investing activities:
Purchases of property, plant and equipment	(10,434)	(11,248)
Purchase of C3, net of cash acquired	(7,271)	—
Purchase of TXU	(950)	—
Purchase price adjustments	258	38
Proceeds on sale of fixed assets	16	—
Purchase of franchise rights and other	(301)	(50)

Net cash used in investing activities	(18,682)	(11,260)

Cash flows from financing activities:
Proceeds from borrowings and promissory notes	16,500	132,502
Payments of long-term debt	(4)	(64,960)
Deferred financing costs	(368)	(5,140)
Proceeds from issuance of common stock	3	137
Proceeds from issuance of preferred stock, net of related offering expenses	—	11

Net cash provided by financing activities	16,131	62,550

Net change in cash and cash equivalents	(2,931)	45,218
Cash and cash equivalents, beginning of period	19,658	42,246

Cash and cash equivalents, end of period	$16,727	$87,464

The accompanying notes are an integral part of these condensed consolidated statements.

GRANDE COMMUNICATIONS HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization & Nature of the Business

Grande Communications Holdings, Inc. and Subsidiaries (“the Company”) provides communications services to residential and commercial customers in various areas of Texas and portions of the United States. The Company delivers products such as cable television, local and long-distance telephone, high-speed data, broadband transport services, and other telephony network services.

2. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements have been included, and the financial statements present fairly the financial position and results of operations for the interim periods presented. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto, together with management’s discussion and analysis of financial condition and results of operations contained in the Company’s financial statements in Form S-4 for the year ended December 31, 2003.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the year ending December 31, 2004, or any other interim period.

3. Long Term Debt

On March 23, 2004, the Company completed a private placement offering for 136,000 units each consisting of (1) $1,000 of 14% Senior Secured Notes due 2011 and (2) a warrant to purchase 100.336 shares of common stock. The units were issued with a discount to the face value of $5.8 million and the warrants were assigned a value of $2.6 million. Concurrent with the closing, we paid $64.8 million to extinguish the 2001 Credit Facility. In conjunction with this repayment, we recognized a $2.1 million loss on debt extinguishment. Concurrent with the extinguishment of the 2001 Credit Facility, we reclassified $3.2 million of cash to other long term assets as collateral for our existing letters of credit.

4. Stock-Based Compensation

During 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, Accounting for Stock-Based Compensation, which defines fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value method, as prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, as clarified by Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation.

Entities electing to remain with the accounting methodology required by APB 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value based method of accounting defined in SFAS 123 had been applied.

GRANDE COMMUNICATIONS HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has elected to account for its employee stock-based compensation plans using the intrinsic value method under APB No. 25. The Company has computed, for pro forma disclosure purposes, the value of all options for shares of the Company’s common stock granted to employees of the Company using the Minimum Value pricing method and the following weighted-average assumptions:

	2003	2004
Risk-free interest rate	3.0%	3.0%
Expected dividend yield	0%	0%
Expected lives	5 years	5 years
Volatility (Minimum Value Method)	0%	0%

If the Company had accounted for these plans in accordance with SFAS 123, the Company’s net loss for the three months ended March 31, 2003 and 2004, would have increased as follows:

	Three months ended March 31,
	2003	2004
Net loss, as reported	$(8,286)	$(13,430)
Total stock-based employee compensation expense determined under fair value based method for all awards	(199)	(227)

Pro forma net loss	$(8,485)	$(13,657)

Basic and diluted net loss per share, as reported	$(0.71)	$(1.12)
Basic and diluted net loss per share, pro forma	$(0.73)	$(1.14)
Basic and diluted weighted average number of common shares outstanding	11,677,924	11,971,352

5. Contingencies

Both the FCC and the Department of Justice are conducting investigations understood to involve billing practices by MCI and related issues involving companies that terminated or otherwise may have handled traffic on behalf of MCI, including those companies participating in MCI’s Least Cost Routing Program. We believe we were a substantial participant in the Least Cost Routing Program. The Department of Justice has convened a grand jury in the Southern District of New York as part of its investigation. The grand jury has issued document subpoenas to a number of companies in the telecommunications industry, including us. We are cooperating with the Department of Justice and have produced and are continuing to produce responsive documents. The FCC has issued a letter of inquiry to us and other companies seeking documents and requesting information relating to the above described billing practices and the compliance by such companies, including us, with applicable laws and regulations. We have responded to the letter of inquiry and are continuing to produce additional documentation and to supplement our answers to certain questions. The FCC may issue additional letters of inquiry in the future, to which we would intend to respond in the same manner. We cannot predict the outcome of these investigations or their duration. If these investigations result in current or prior billing practices being identified as violative of applicable laws or regulations, result in penalties being imposed upon us, result in further proceedings against specific companies, including ours, result in changes in the law or regulations that would have an industry-wide effect, or lead to litigation among parties involved in terminating or otherwise routing traffic, the impact could have a material adverse effect on our business and financial condition.

As a telecommunications company, we are a party to regulatory proceedings in the ordinary course of our business at both the state and federal levels. For example, we along with many other telecommunications companies in Texas are currently a party to a proceeding before the Public Utility Commission of Texas, or

GRANDE COMMUNICATIONS HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PUCT, relating to the terms of SBC Communications’ standard interconnection agreement and an anticipated successor to this interconnection agreement. This proceeding is expected to conclude during the summer of 2004. We cannot anticipate the outcome of this proceeding at this time but do not believe that the outcome will, individually, or in the aggregate with any other regulatory proceedings, have a material adverse effect on our business, financial condition or results of operations.

6. Subsequent Events

In April 2004 the complaint by the bankruptcy estate of Global Crossing was dismissed with prejudice.

In April 2004 MCI emerged from bankruptcy proceedings. The Company anticipates settlement of their unsecured claim in the second quarter of 2004.

On May 17, 2004, the Company filed a Form S-1 Registration Statement with the Securities and Exchange Commission to register common stock warrants pursuant to the 136,000 Unit Offering completed March 23, 2004. Additionally, on May 17, 2004, the Company filed a Form S-4 Registration Statement with the Securities and Exchange Commission to register our 14% Senior Secured Notes. Neither Registration Statement is currently effective.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of ClearSource, Inc.:

We have audited the accompanying balance sheet of ClearSource, Inc. (a Delaware corporation), as of June 28, 2002, and the related statement of operations, stockholders’ equity and cash flows for the period from January 1, 2002 to June 28, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ClearSource, Inc., as of June 28, 2002, and the results of its operations and its cash flows for the period from January 1, 2002 to June 28, 2002 in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

February 4, 2004

Austin, Texas

CLEARSOURCE, INC.

BALANCE SHEET

June 28, 2002
ASSETS
Current assets:
Cash and cash equivalents	$12,225,799
Accounts receivable, net	1,719,084
Prepaid expenses and other current assets	185,529

Total current assets	14,130,412
Property and equipment, net	94,642,729
Other intangible assets, net	627,364
Other assets	176,460

Total assets	$109,576,965

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	2,616,172
Accounts payable to related party	535,056
Accrued expenses	3,771,931

Total current liabilities	6,923,159
Commitments and contingencies
Stockholders’ equity:
Series A convertible preferred stock, $.01 par value per share; 7,098,335 shares authorized, 7,098,335 shares issued and outstanding	70,983
Series B convertible preferred stock, $.01 par value per share; 12,606,975 shares authorized, 12,606,975 shares issued and outstanding	126,070
Common stock, $.01 par value per share; 23,961,032 shares authorized, 1,721,577 shares issued and outstanding	17,215
Treasury Stock, at cost	(984,450)
Preferred Treasury Stock, at cost	(34,444)
Additional paid-in capital	170,407,993
Accumulated deficit	(66,949,561)

Total stockholders’ equity	102,653,806

Total liabilities and stockholders’ equity	$109,576,965

See accompanying notes.

CLEARSOURCE, INC.

STATEMENT OF OPERATIONS

For the period from January 1, 2002 to June 28, 2002
Operating revenues	$10,890,339
Operating expenses:
Direct costs	5,030,672
Selling, general and administrative	12,602,187
Depreciation and amortization	8,019,359

Total operating expenses	25,652,218
Operating loss	(14,761,879)
Other income (expense):
Interest income	184,519
Interest expense	(1,380)
Loss on disposal of assets	(40,225)

Total other income (expense)	142,914

Net Loss	$(14,618,965)

See accompanying notes.

CLEARSOURCE, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

	Common Stock		Preferred Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Amount
Balance at December 31, 2001	1,018,347	$10,183	19,705,310	$197,053	$—	$169,360,180	$(52,330,596)	$117,236,820
Exercise of Common Stock Options	703,230	7,032	—	—	—	1,047,813	—	1,054,845
Purchase of Treasury Stock through a common stock repurchase	—	—	—	—	(984,450)	—	—	(984,450)
Purchase of Treasury Stock through a preferred stock repurchase	—	—	—	—	(34,444)	—	—	(34,444)
Net Loss	—	—	—	—	—	—	(14,618,965)	(14,618,965)

Balance at June 28, 2002	1,721,577	$17,215	19,705,310	$197,053	$(1,018,894)	$170,407,993	$(66,949,561)	$102,653,806

See accompanying notes.

CLEARSOURCE, INC.

STATEMENT OF CASH FLOWS

For the period from January 1, 2002 to June 28, 2002
Cash flows from operating activities:
Net loss	$(14,618,965)
Adjustments:
Provision for bad debt	535,122
Depreciation	7,993,833
Amortization of intangibles	25,526
Gain on sale of assets	(40,225)
Change in operating assets and liabilities:
Accounts receivable, net	(938,343)
Prepaid expenses and other assets	(105,054)
Accounts payable	(1,167,442)
Other accrued expenses	1,068,244

Net cash used in operating activities	(7,247,304)
Cash flows from investing activities:
Payments for intangibles	(96,707)
Purchases of plant and equipment	(5,749,414)
Proceeds on sale of equipment	364,635

Net cash used in investing activities	(5,481,486)
Cash flows from financing activities:
Stock option exercise	1,054,845
Treasury repurchase	(1,018,894)
Other	(10,350)

Net cash provided by financing activities	25,601
Decrease in cash	(12,703,189)
Cash and cash equivalents, beginning of period	24,928,988

Cash and cash equivalents, end of period	$12,225,799

Supplemental disclosure:
Cash paid for interest	$1,380

Cash paid for treasury stock purchase	$860,388

See accompanying notes.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS

June 28, 2002

1. Background and Basis of Presentation

ClearSource, Inc. (the Company), owns and operates advanced broadband networks and provides residential and business customers broadband communication services, including analog and digital cable television, local and long-distance telephone, and high-speed Internet access, to three markets in Texas: Waco, Corpus Christi, and Midland-Odessa.

The Company was purchased by Grande Communications, Inc. on June 28, 2002 (see Note 12). The financials and the related footnotes were prepared assuming the Company’s operations continued without the effect of the transaction.

2. Summary of Significant Accounting Policies

Accounting Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. The estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash and cash equivalents.

Accounts Receivable

The Company believes that the concentration of credit risk in its accounts receivables is substantially mitigated by the large pool of individually insignificant trade accounts receivable. The Company records an allowance for doubtful accounts based on a regular analysis of the receivables aging by market and records an allowance for doubtful accounts specific to the accounts receivable balances outstanding and the historical collection based on the age of the receivable. The Company charges off accounts receivable after a set time period of collection activity.

Property, Plant and Equipment

Property, plant and equipment reflects the original cost of acquisition or construction, including related payroll costs such as wages, taxes, fringe benefits, and certain general and administrative costs. Depreciation is calculated on the straight-line method based on the useful lives of the various classes of depreciable property.

The average estimated lives of depreciable property, plant and equipment are:

Communications plant	3 to 10 years
Computer equipment	3 to 7 years
Software, including general purpose and network	3 years
Buildings and leasehold improvements	5 to 25 years
Furniture, fixtures and vehicles	5 years

Construction and other materials are valued at the lower of cost or market (determined on a weighted-average basis) and include customer premise equipment and certain plant construction materials. These items are transferred to the telecommunications plant when installed and activated.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

Intangible Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangibles Assets, which recognizes that since goodwill and certain intangible assets may have indefinite useful lives, these assets are no longer required to be amortized but are to be evaluated at least annually for impairment. In accordance with SFAS No. 142, the Company was required to complete its transitional impairment test, with any resulting impairment loss recorded as a cumulative effect of a change in accounting principle. Subsequent impairment losses will be reflected in operating income in the Consolidated Statement of Operations. No impairment was noted upon the adoption of SFAS No. 142. Upon adoption of SFAS No. 142, the Company did not record any goodwill amortization expense during the six months ended June 28, 2002.

The Company classifies intangible assets as definite-lived or indefinite-lived intangible assets, or goodwill. Definite-lived intangibles include franchise and access rights and noncompete agreements, both of which are amortized over the respective lives of the agreements, typically two to fifteen years. The Company periodically reviews the appropriateness of the amortization periods related to its definite-lived assets. The Company does not currently have any intangible assets classified as indefinite-lived. The excess cost over fair value of net assets acquired is classified as goodwill. Goodwill is tested for impairment at least annually.

The Company tests for possible impairment of definite-lived intangible assets whenever events or changes in circumstances, such as a reduction in operating cash flow or a dramatic change in the manner that the asset is intended to be used indicate that the carrying amount of the asset is not recoverable. If indicators exist, the Company compares the undiscounted cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the undiscounted cash flow amount, an impairment charge is recorded in the statement of operations for amounts necessary to reduce the carrying value of the asset to fair value. The Company does not currently have any goodwill assets nor any related goodwill amortization expense.

Long-Lived Assets

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” Accordingly, in the event that facts and circumstances indicate that property and equipment or other assets may be impaired, an evaluation of the recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if an impairment of such property is necessary. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value.

Revenue Recognition

The Company generates recurring revenues for broadband offerings of video, voice and data and other services. The revenues generated from these services primarily consists of a fixed monthly fee for access to cable programming, local phone services and enhanced services and access to the internet. Additional fees are charged for services including pay-per-view movies, events such as boxing matches and concerts, long distance service and cable modem rental.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

The Company’s revenues are recognized when services are provided, regardless of the period in which they are billed. Amounts billed in advance are reflected in the balance sheet as deferred revenue (included in accrued expenses) and are deferred until the service is provided.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising expenses incurred for the period ended June 28, 2002 were approximately $347,000, and are reflected as a component of selling, general and administrative expense in the accompanying statement of operations.

Income Taxes

The Company utilizes the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable, accounts payable, and capital lease obligations approximate fair value due to the short-term nature of the instruments.

Stock Based Compensation

During 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which defines fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value method, as prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, as clarified by Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation.

Entities electing to remain with the accounting methodology required by APB 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value based method of accounting defined in SFAS 123 had been applied.

The Company has elected to account for its employee stock-based compensation plans using the intrinsic value method, under APB 25. The Company has computed, for pro forma disclosure purposes, the value of all options for shares of the Company’s common stock granted to employees of the Company using the Minimum Value pricing method and the following weighted-average assumptions:

2002
Risk-free interest rate	3%
Expected dividend yield	0%
Expected lives	Varies to June 28, 2002
Volatility (Minimum Value Method)	0%

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

If the Company had accounted for these plans in accordance with SFAS 123, the Company’s net loss for the period from January 1, 2002 to June 28, 2002, would have increased as follows:

2002
Net loss, as reported	$(14,618,965)
Add:
Total stock-based employee compensation included in the determination of net loss as reported	860,388
Total stock-based employee compensation expense determined under fair value based method for all awards	(1,007,956)

Pro forma net loss	$(14,766,533)

Sources of Supplies

The Company attempts to maintain multiple vendors for each required product. If the vendors are unable to meet the Company’s needs as it builds out its network infrastructure, then delays and increased costs in the expansion of the Company’s network infrastructure could result, which would adversely affect operating results.

3. Accounts Receivable

Accounts receivable as of June 28, 2002, consist of the following:

2002
Trade receivables	$1,941,348
Less—Allowance for doubtful accounts	(222,264)

Accounts receivable, net	$1,719,084

The activity in the Company’s allowance for doubtful accounts for the period from January 1, 2002 to June 28, 2002 is as follows:

	Balance at the Beginning of the Period	Charged to Costs and Expenses	Deductions	Balance at the End of the Period
2002	$209,326	$535,122	$(522,184)	$222,264

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

4. Property, Plant and Equipment

Property, plant and equipment consist of the following as of June 28, 2002:

2002
Communications plant	$93,413,487
Computer equipment	3,568,635
Software, including general purpose and network	2,284,671
Buildings, leasehold improvements, and land	10,416,856
Furniture, fixtures and vehicles	4,213,531
Construction in process	2,081,003
Construction inventory	2,514,468

118,492,651
Less—Accumulated depreciation	(23,849,922)

Property, plant and equipment, net	$94,642,729

5. Intangible Assets

Definite-lived intangible assets consist of the following at June 28, 2002:

	Amortization Period	Gross Carrying Amount	Accumulated Amortization
Franchise and access rights	15 years	$707,546	$(88,947)
Trademarks	5 years	27,956	(19,191)

		$735,502	$(108,138)

Amortization expense was $25,526 for the period from January 1, 2002 to June 28, 2002. Amortization expense associated with the net carrying value of definite-lived intangible assets is estimated to be $26,000 for the remaining period in 2002, $53,000 in 2003, $48,000 in 2004, $47,000 in 2005, 2006, 2007 and 2008.

6. Accrued Liabilities

Accrued liabilities consist of the following as of June 28, 2002:

2002
Accrued compensation	$1,763,324
Accrued taxes	1,101,541
Deferred revenue	476,585
Accrued other	430,481

Accrued liabilities	$3,771,931

7. Income Taxes

As of June 28, 2002, the Company had federal net operating loss carryforwards of approximately $59.4 million. The net operating loss carryforwards will expire beginning in 2019, if not utilized.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

Utilization of the net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses before utilization.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The significant components of deferred tax assets and liabilities as of June 28, 2002, are as follows:

2002
Deferred tax assets:
Depreciable assets	$981,647
Amortizable assets	1,154,329
Reserves	75,570
Net operating loss carryforward	20,194,299

Total deferred tax assets	22,405,845
Net deferred tax asset	22,405,845
Less—valuation allowance	(22,405,845)

Total deferred taxes	$—

The Company has established a valuation allowance equal to the net deferred tax asset due to uncertainties regarding the realization of the deferred tax asset based on the Company’s lack of earnings history. The valuation allowance increased by approximately $4,752,000 during the period from January 1, 2002 to June 28, 2002.

The Company’s provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes primarily as a result of the application of the valuation allowance.

A reconciliation of the income tax provision computed at the statutory tax rates to the income tax provision for the period from January 1, 2002 to June 28, 2002 is as follows:

Amount
Income tax at statutory rate	$4,970,448
Other; change in statutory rate	(218,244)
Change in deferred tax valuation allowance	(4,752,204)

$—

No cash was paid for income tax for the period from January 1, 2002 to June 28, 2002.

8. Capital Stock

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and vote together as one class with the holders of the Series A and Series B Preferred Stock. As and when dividends are declared or paid, whether in cash, property or stock of the corporation, the

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

holders of common stock shall be entitled to participate in such dividends ratably on a per share basis. The right of the holders of common stock to receive dividends is subject to any provisions of any preferred stock then outstanding.

Preferred Stock

The Company’s $.01 par value preferred stock may be issued from time to time in one or more series as determined by the Company’s board of directors.

The Series A and Series B Preferred Stock is convertible into common stock at any time at the option of the holder. The number of shares of common stock into which the Series A and Series B Preferred Stock is convertible is based on a conversion price which initially provides for the conversion of one share of Series A or Series B Preferred Stock to one share of common stock. Should the Company sell any shares of its common stock at a price less than $6.00 per share, the conversion rate for the Series A Preferred Stock increases based on a formula, which results in the holders of the Series A Preferred Stock obtaining the number of shares of common stock they would have obtained upon conversion had they purchased the Series A Preferred Stock at the lesser amount per share. With respect to the conversion of the Series B Preferred Stock, the conversion rate takes into account a ratio of the Series B Preferred Stock price to the Series A Preferred Stock price, and that ratio is then applied to the same formula for determining the Series A Preferred Stock conversion to common stock.

The Series A and Series B Preferred Stock is entitled to participate equally in the payment of dividends, when and as declared by the board of directors, on an as-converted basis. Such stock also has voting rights on an as-converted basis. In addition, the vote of the holders of at least 51 percent of the Series A and Series B Preferred Stock is required for certain corporate actions, as follows: (a) amendment of the certificate of incorporation or bylaws, (b) authorization of additional shares of preferred stock, (c) any merger or acquisition, (d) any increase in the amount of common stock reserved for employee stock options in excess of certain percentages of the Company’s fully diluted common stock, (e) any redemption or repurchase of common stock held by officers of the Company, except for those done pursuant to agreements which permit the Company to repurchase such securities upon termination of employment and (f) the engagement of any transaction with an affiliate of the Company. The vote of the holders of at least 60 percent of the Series A and Series B Preferred Stock is required for any amendment to the certificate of incorporation or bylaws that adversely affects the voting powers, preferences or other special rights or privileges of such holders, or to declare or pay any dividend on, or make any other distribution to any shares of common stock or preferred stock.

Each share of Series A and Series B Preferred Stock converts automatically into shares of common stock based on the then-effective conversion price upon the closing of a public offering and sale of common stock in which the price per share is at least $18 and $30, respectively, and the gross cash proceeds to the Company are at least $30 million and $50 million, respectively.

The Series A & B preferred stock shares were converted into shares of Grande Communications Holdings, Inc. as further described in Note 12.

Stock Options

Under the Company’s 1998 amended stock option plan (the Stock Option Plan), as adopted in July 1998, 1,300,000 shares of common stock are reserved and authorized for issuance upon the exercise of the options. Key employees and consultants of the Company are eligible to receive options under the Stock Option Plan. The

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

Stock Option Plan is administered by the compensation committee of the board of directors. Options granted under the Stock Option Plan may be either “nonqualified stock options” or “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended. All options were granted at an exercise price equal to the estimated fair value of the common stock at the dates of grant as determined by the board of directors based on equity transactions and other analyses. The options expire 10 years from the date of grant.

In October 2000, the Company adopted the 2000 Equity Incentive Plan (the 2000 Option Plan). In connection with the 2000 Option Plan, an additional 1,000,000 shares are reserved and authorized for issuance upon the exercise of options. Employees, directors and consultants are eligible to receive options under the 2000 Option Plan. Options granted under the 2000 Option Plan may be awarded through “incentive stock options,” “nonstatutory stock options,” “stock bonuses” or the rights to acquire restricted stock. All options were granted at an exercise price equal to the estimated fair value of the common stock at the date of grant as determined by the board of directors, as discussed above. The options expire 10 years from the date of grant. All outstanding options immediately vested on June 28, 2002 pursuant to a “change of control provision” in the Option Plans.

A summary of the status of the Company’s Stock Option Plan as of June 28, 2002, is presented in the following table:

	Number of Shares	Weighted- Average Exercise Price
Outstanding, beginning of period	1,916,540	$3.31
Granted	15,500	1.5
Exercised	(703,230)	1.5
Canceled	(20,720)	4.36

Outstanding, June 28, 2002	1,208,090	$4.32

Shares exercisable	1,208,090
Weighted-average fair value of options granted during the year	$1.50

The following table summarizes information about stock options outstanding and exercisable as of June 28, 2002:

Exercise Price	Number Outstanding and Exercisable	Weighted-Average Exercise Price
$1.50	352,040	$1.50
$5.00	451,000	$5.00
$6.00	405,050	$6.00

As of June 28, 2002 the remaining weighted-average contractual life of the outstanding options was zero years due to the purchase of the Company, as further discussed in Note 10.

9. Commitments and Contingencies

Operating Leases

The Company leases office space and other assets for varying periods. Leases that expire are generally expected to be renewed or replaced by other leases.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 28, 2002

Future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 28, 2002, are as follows:

2002	$138,000
2003	277,000
2004	59,000
2005	58,000
2006	58,000
2007 and thereafter	804,000

Total minimum lease payments	$1,394,000

Total rental expense for all operating leases was approximately $138,000 for the period from January 1, 2002 to June 28, 2002.

Legal Proceedings

In the normal course of business, the Company is subject to various litigation; however, in management’s opinion, there are no legal proceedings pending against the Company which would have a material adverse effect on the financial position, results of operations or liquidity of the Company.

10. Employee Benefit Plan

The Company has a 401(k) plan for its employees. All employees who are at least 18 years old are eligible to participate in the 401(k) plan. The plan provides for discretionary matching by the Company. During 2002, the Company made discretionary matching cash contributions to the plan of approximately $141,000.

11. Related Party Transactions

The Company purchased telephony access from Grande Communications Networks, Inc. (a related party due to board of directors in common) during the period between January 1, 2002 and June 28, 2002 of approximately $2,061,000.

12. Subsequent Event

The Company was purchased by Grande Communications ClearSource Inc., a subsidiary of Grande Communications Holdings, Inc., on June 28, 2002. The acquisition was a stock for stock transaction in which holders of ClearSource, Inc. shares received 114,698,442 and 7,999,099 shares of Grande Communications Holdings, Inc. Series E and Series F shares at a stated value of $1.30 and $2.50, respectively.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

This report is a copy of a previously issued Arthur Andersen LLP report and has not been reissued by Arthur Andersen LLP.

To the Stockholders and Board of Directors of

ClearSource, Inc.:

We have audited the accompanying balance sheets of ClearSource, Inc. (a Delaware corporation), as of December 31, 2001 and 2000, and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ClearSource, Inc., as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Austin, Texas

February 22, 2002

CLEARSOURCE, INC.

BALANCE SHEETS—DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS
Current assets:
Cash and cash equivalents	$24,928,988	$20,815,661
Accounts receivable, net	1,315,863	710,434
Prepaid expenses and other	80,474	165,710

Total current assets	26,325,325	21,691,805
Property, plant and equipment, net	97,211,558	81,174,995
Other, net	732,644	704,377

Total assets	$124,269,527	$103,571,177

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of capital lease obligations	$23,313	$20,454
Accounts payable	2,319,860	6,236,470
Accrued expenses and other	4,669,432	6,221,710

Total current liabilities	7,012,605	12,478,634

Capital lease obligations, net of current portion	20,102	41,736

Commitments and contingencies (Note 4)
Stockholders’ equity:
Series A convertible preferred stock, $.01 par value per share; 7,098,335 shares authorized, 7,098,335 shares issued and outstanding	70,983	70,983
Series B convertible preferred stock, $.01 par value per share; 12,606,975 shares authorized, 12,606,975 shares and 7,021,412 shares issued and outstanding, respectively	126,070	70,213
Common stock, $.01 par value per share; 23,961,032 shares authorized, 1,018,347 shares and 1,005,722 shares issued and outstanding, respectively	10,183	10,057
Additional paid-in capital	169,360,180	113,546,843
Accumulated deficit	(52,330,596)	(22,647,289)

Total stockholders’ equity	117,236,820	91,050,807

Total liabilities and stockholders’ equity	$124,269,527	$103,571,177

The accompanying notes are an integral part of these financial statements.

CLEARSOURCE, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2001 and 2000

	2001	2000
Operating revenues	$12,134,331	$2,244,540

Operating expenses:
Cost of services	5,842,182	1,041,539
Selling, general and administrative	17,664,548	13,652,453
Write-down of assets	6,628,592	—
Depreciation and amortization	12,481,332	3,959,809

Total operating expenses	42,616,654	18,653,801

Operating loss	(30,482,323)	(16,409,261)

Other income (expense):
Interest income	810,128	1,026,199
Interest expense	(4,684)	(6,986)
(Loss) gain on disposal of assets	(6,428)	5,519

Total other income (expense)	799,016	1,024,732

Net loss	$(29,683,307)	$(15,384,529)

The accompanying notes are an integral part of these financial statements.

CLEARSOURCE, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

For the years ended December 31, 2001 and 2000

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, December 31, 1999	1,006,972	$10,070	4,419,481	$44,194	$37,529,965	$(7,262,760)	$30,321,469
Issuance of series A convertible preferred stock	—	—	5,200,249	52,002	31,149,492	—	31,201,494
Exercise of common stock options	17,500	175	—	—	26,075	—	26,250
Issuance of series B convertible preferred stock, net of related offering expenses of $2,796	—	—	4,500,017	45,000	44,952,373	—	44,997,373
Repurchase of common stock	(18,750)	(188)	—	—	(111,062)	—	(111,250)
Net loss	—	—	—	—	—	(15,384,529)	(15,384,529)

Balance, December 31, 2000	1,005,722	10,057	14,119,747	141,196	113,546,843	(22,647,289)	91,050,807
Issuance of series B convertible preferred stock, net of related offering expenses of $5,248	—	—	5,585,563	55,857	55,794,525	—	55,850,382
Exercise of common stock options	12,625	126	—	—	18,812	—	18,938
Net loss	—	—	—	—	—	(29,683,307)	(29,683,307)

Balance, December 31, 2001	1,018,347	$10,183	19,705,310	$197,053	$169,360,180	$(52,330,596)	$117,236,820

The accompanying notes are an integral part of these financial statements.

CLEARSOURCE, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:
Net loss	$(29,683,307)	$(15,384,529)
Adjustments to reconcile net loss to net cash used in operating activities—
Write-down on assets	6,628,592	—
Depreciation and amortization	12,481,332	3,959,809
Reserve for bad debts	46,042	161,889
Loss (gain) on disposal of assets	6,428	(5,519)
Changes in current assets and liabilities—
Accounts receivable	(651,471)	(848,769)
Prepaid expenses and other	85,236	(37,687)
Accounts payable	(3,916,610)	4,300,311
Accrued expenses and other	(1,552,278)	5,632,746

Total adjustments	13,127,271	13,162,780

Net cash used in operating activities	(16,556,036)	(2,221,749)

Cash flows from investing activities:
Purchases of property, plant and equipment	(35,440,739)	(71,482,277)
Proceeds from asset disposal	360,715	—
Franchise cost expenditures, deposits and other	(101,158)	(418,712)

Net cash used in investing activities	(35,181,182)	(71,900,989)

Cash flows from financing activities:
Payment of capital lease obligations	(18,775)	(16,473)
Proceeds from issuance of common stock	18,938	26,250
Repurchase of common stock	—	(111,250)
Proceeds from issuance of preferred stock, net of related offering expenses	55,850,382	76,198,867

Net cash provided by financing activities	55,850,545	76,097,394

Net increase in cash and cash equivalents	4,113,327	1,974,656
Cash and cash equivalents, beginning of year	20,815,661	18,841,005

Cash and cash equivalents, end of year	$24,928,988	$20,815,661

Supplemental disclosure of noncash financing activities:
Cash paid for interest	$4,684	$6,986

The accompanying notes are an integral part of these financial statements.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

1. Organization and Nature of Business:

ClearSource, Inc. (the Company), owns and operates advanced broadband networks and provides residential and business customers broadband communication services, including analog and digital cable television, local and long-distance telephone, and high-speed Internet access, to various markets throughout the state of Texas.

The Company has experienced operating losses since inception as its focus has been on building and expanding its advanced broadband communications networks and on providing communication services to new and existing markets. The Company expects to continue to focus on increasing its customer base and expanding its broadband operations. Accordingly, the Company expects that it will continue to experience operating losses. While management believes that the Company’s operations will result in profitability, there can be no assurance that growth in the Company’s revenue or customer base will continue or that the Company will be able to achieve or sustain profitability and/or positive cash flow. During 2001, the Company received in cash the final amounts currently committed under its preferred stock offerings (see Note 6), and there is no certainty that additional financing can be obtained. Until the Company establishes adequate positive cash flow, additional financing would be required for the Company to build networks in new markets in Texas. Since such financing is not currently available, the Company is no longer building networks in new markets and has significantly reduced its expenditures for network expansion activities in existing markets.

2. Summary of Significant Accounting Policies:

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset, commencing when the asset is installed or placed in service. Maintenance, repairs and renewals are charged to expense as incurred. The cost and accumulated depreciation of property, plant and equipment disposed of are removed from the related accounts, and any gain or loss is included in or deducted from income.

Inventories are valued at the lower of cost or market (determined on a weighted average basis) and include customer premise equipment and certain plant construction materials. These items are transferred to cable system and installation equipment when installed.

Realization of Long-Lived Assets

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.”

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

Accordingly, in the event that facts and circumstances indicate that property and equipment or other assets may be impaired, an evaluation of the recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if an impairment of such property is necessary. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value.

For the year ended December 31, 2001, the Company recorded a total of approximately $6.6 million in impairment charges. Approximately $5.3 million was for the difference between the fair value of impaired property and its carrying value, and approximately $1.3 million was due to the write-down of excess inventory that will not be used in future construction. The Company decided during 2001 to indefinitely defer the build-out of its network operations in Amarillo, Texas, and Temple, Texas. As a result, the Company wrote off approximately $5.3 million in property and equipment, primarily consisting of work in process, which will provide no future benefit to the Company. Such write-off was net of the fair value of the Company’s building in Amarillo, Texas, which was completed during 2001.

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes a single accounting model, based upon the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. SFAS No. 144 broadens the presentation of discontinued operations to include more disposal transactions and also provides additional implementation guidance for SFAS No. 121. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company anticipates adopting SFAS No. 144 effective January 1, 2002, and management does not expect the adoption to have a material impact on the Company’s financial position and results of operations.

Revenue Recognition

Certain revenues derived from local telephone, Internet and cable services are billed monthly in advance and recognized the following month when services are provided. Revenues derived from long distance services are recognized monthly as services are provided. Installation fees and related expenses are deferred and amortized over the average customer life of three years.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising expenses incurred for the years ended December 31, 2001 and 2000, were approximately $595,000 and $423,000, respectively.

Income Taxes

The Company utilizes the liability method of accounting for income taxes, as set forth in SFAS No. 109, “Accounting for Income Taxes.” Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. See Note 5.

Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and capital lease obligations approximate fair value due to the short-term nature of the instruments.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

Sources of Supplies

The Company attempts to maintain multiple vendors for each required product. If the vendors are unable to meet the Company’s needs as it builds out its network infrastructure, then delays and increased costs in the expansion of the Company’s network infrastructure could result, which would adversely affect operating results.

3. Detail of Certain Balance Sheet Accounts:

Accounts Receivable

Accounts receivable as of December 31, 2001 and 2000, consist of the following:

	2001	2000
Trade receivables	$1,525,189	$873,718
Less—Allowance for doubtful accounts	(209,326)	(163,284)

	$1,315,863	$710,434

Property, Plant and Equipment

Property, plant and equipment as of December 31, 2001 and 2000, consist of the following:

	Estimated Useful Life	2001	2000
Cable system and installation equipment	3-10 years	$89,408,051	$58,900,553
Test and office equipment	3-7 years	7,912,112	7,054,260
Automobiles and trucks	5 years	2,106,830	2,449,028
Land	—	1,145,407	1,145,407
Buildings	25 years	9,224,026	5,227,188
Leasehold improvements	5 years	64,433	64,433
Inventory	—	3,236,192	10,678,612

		113,097,051	85,519,481
Less—Accumulated depreciation		(15,885,493)	(4,344,486)

Property, plant and equipment, net		$97,211,558	$81,174,995

Capital leases of approximately $91,000 are included in automobiles and trucks as of December 31, 2001 and 2000. Depreciation expense was approximately $12,430,000 and $3,899,000 for the years ended December 31, 2001 and 2000, respectively.

4. Commitments and Contingencies:

Operating Leases

The Company leases office space and other assets for varying periods. Leases that expire are generally expected to be renewed or replaced by other leases.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

Future minimum rental payments required under the operating leases that have noncancelable lease terms in excess of one year as of December 31, 2001, are as follows:

2002	$292,350
2003	287,800
2004	61,700
2005	50,400
2006 and thereafter	735,000

Total minimum lease payments	$1,427,250

Total rental expense for all operating leases was approximately $313,000 and $282,000 for the years ended December 31, 2001 and 2000, respectively.

Capital Lease Obligations

The Company leases certain vehicles under capital lease arrangements. The minimum lease payments under capital leases as of December 31, 2001, are as follows:

2002	$23,460
2003	22,078

Total minimum lease payments	45,538
Less—Amount representing interest	(2,123)

Present value of net minimum lease payments, including current maturities of $23,313	$43,415

Other Commitments

In January 1999, the Company entered into an agreement with a third party to obtain certain software for customer billing, software support and billing services. The agreement requires the Company to pay minimum monthly fees, which aggregate to the following annual amounts:

2002	$187,500
2003	187,500
2004	187,500

The agreement terminates on December 31, 2004, but will automatically extend for additional one-year terms, unless either party provides six months’ notice.

Legal Proceedings

In the normal course of business, the Company is subject to various litigation; however, in management’s opinion, there are no legal proceedings pending against the Company which would have a material adverse effect on the financial position, results of operations or liquidity of the Company.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

Employment Agreement

Subsequent to year-end, the Company established a retention bonus plan for certain key employees that provides for a bonus payment in the event of a change in control. The maximum commitment under the plan is approximately $1.5 million and the plan expires on December 31, 2002.

5. Income Taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets and liabilities as of December 31, 2001 and 2000, are as follows:

	2001	2000
Deferred tax assets—
Deferred start-up costs	$962,661	$1,283,448
Write-down on assets	2,253,721	—
Net operating loss carryforward	15,584,221	6,069,989
Other	145,067	195,715

Total deferred tax assets	18,945,670	7,549,152
Deferred tax liability—
Depreciation	(1,292,029)	—
Less—Valuation allowances	(17,653,641)	(7,549,152)

Net deferred tax asset	$—	$—

The Company has available, as of December 31, 2001, an unused net operating loss carryforward totaling approximately $45.8 million which begins expiring in 2019, unless utilized. Deferred start-up costs represent costs incurred during the formation and start-up phase of the Company. Such costs were deferred for tax purposes and are being amortized over a period of five years. Management has recorded a valuation allowance against its otherwise recognizable deferred tax assets due to uncertainties regarding the realization of these assets.

A reconciliation of the income tax provision computed at statutory tax rates to the income tax provision for the years ended December 31, 2001 and 2000, is as follows:

	2001		2000
	Amount	Percentage	Amount	Percentage
Income tax benefit at statutory rate	$10,092,324	34.0%	$5,230,740	34.0%
Other	12,165	—	(6,093)	—
Change in deferred tax valuation allowance	(10,104,489)	(34.0)	(5,224,647)	(34.0)

	$—	—%	$—	—%

No cash was paid for income taxes during 2001 or 2000.

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

6. Capital Stock:

Preferred Stock

The Company’s $.01 par value preferred stock may be issued from time to time in one or more series as determined by the Company’s board of directors. As of December 31, 2000, the Company had 7,098,335 shares of authorized preferred stock designated as Series A (Series A Preferred Stock) and 12,606,975 of authorized preferred stock designated as Series B (Series B Preferred Stock).

In connection with an offering of preferred stock during 1998, the Company obtained commitments for the sale of 7,098,335 shares of its Series A Preferred Stock at $6.00 per share, or approximately $42.6 million. From 1998 through 2000, the Company completed a total of six closings in connection with this offering and issued all authorized Series A shares resulting in total proceeds of approximately $42.6 million. As a result, there are no further commitments outstanding related to Series A Preferred Stock. During 1999, the Company obtained commitments for sale of all 12,606,975 shares of its Series B Preferred Stock at $10 per share, or approximately $126.1 million. During 1999, the Company completed two closings in connection with this offering and issued 2,521,395 shares resulting in total proceeds of approximately $25.2 million. During 2000, the Company completed two additional closings and issued 4,500,017 shares, resulting in proceeds of approximately $45.0 million. During 2001, the Company closed its Series B Preferred Stock through two additional closings, resulting in total proceeds of approximately $55.9 million.

The Series A and Series B Preferred Stock is convertible into common stock at any time at the option of the holder. The number of shares of common stock into which the Series A and Series B Preferred Stock is convertible is based on a conversion price which initially provides for the conversion of one share of Series A or Series B Preferred Stock to one share of common stock. Should the Company sell any shares of its common stock at a price less than $6.00 per share, the conversion rate for the Series A Preferred Stock increases based on a formula, which results in the holders of the Series A Preferred Stock obtaining the number of shares of common stock they would have obtained upon conversion had they purchased the Series A Preferred Stock at the lesser amount per share. With respect to the conversion of the Series B Preferred Stock, the conversion rate takes into account a ratio of the Series B Preferred Stock price to the Series A Preferred Stock price, and that ratio is then applied to the same formula for determining the Series A Preferred Stock conversion to common stock.

The Series A and Series B Preferred Stock is entitled to participate equally in the payment of dividends, when and as declared by the board of directors, on an as-converted basis. Such stock also has voting rights on an as-converted basis. In addition, the vote of the holders of at least 51 percent of the Series A and Series B Preferred Stock is required for certain corporate actions, as follows: (a) amendment of the certificate of incorporation or bylaws, (b) authorization of additional shares of preferred stock, (c) any merger or acquisition, (d) any increase in the amount of common stock reserved for employee stock options in excess of certain percentages of the Company’s fully diluted common stock, (e) any redemption or repurchase of common stock held by officers of the Company, except for those done pursuant to agreements which permit the Company to repurchase such securities upon termination of employment and (f) the engagement of any transaction with an affiliate of the Company. The vote of the holders of at least 60 percent of the Series A and Series B Preferred Stock is required for any amendment to the certificate of incorporation or bylaws that adversely affects the voting powers, preferences or other special rights or privileges of such holders, or to declare or pay any dividend on, or make any other distribution to any shares of common stock or preferred stock.

Each share of Series A and Series B Preferred Stock converts automatically into shares of common stock based on the then-effective conversion price upon the closing of a public offering and sale of common stock in

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

which the price per share is at least $18 and $30, respectively, and the gross cash proceeds to the Company are at least $30 million and $50 million, respectively.

Common Stock

The Company has 23,961,032 shares of authorized $.01 par value common stock. As of December 31, 2001, 1,018,347 common stock were outstanding.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and vote together as one class with the holders of the Series A and Series B Preferred Stock. As and when dividends are declared or paid, whether in cash, property or stock of the corporation, the holders of common stock shall be entitled to participate in such dividends ratably on a per share basis. The right of the holders of common stock to receive dividends is subject to any provisions of any preferred stock then outstanding.

Stock Options

Under the Company’s 1998 amended stock option plan (the Stock Option Plan), as adopted in July 1998, 1,300,000 shares of common stock are reserved and authorized for issuance upon the exercise of the options. Key employees and consultants of the Company are eligible to receive options under the Stock Option Plan. The Stock Option Plan is administered by the compensation committee of the board of directors. Options granted under the Stock Option Plan may be either “nonqualified stock options” or “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended. All options were granted at an exercise price equal to the estimated fair value of the common stock at the dates of grant as determined by the board of directors based on equity transactions and other analyses. The options expire 10 years from the date of grant.

In October 2000, the Company adopted the 2000 Equity Incentive Plan (the 2000 Option Plan). In connection with the 2000 Option Plan, an additional 1,000,000 shares are reserved and authorized for issuance upon the exercise of options. Employees, directors and consultants are eligible to receive options under the 2000 Option Plan. Options granted under the 2000 Option Plan may be awarded through “incentive stock options,” “nonstatutory stock options,” “stock bonuses” or the rights to acquire restricted stock. All options were granted at an exercise price equal to the estimated fair value of the common stock at the date of grant as determined by the board of directors, as discussed above. The options expire 10 years from the date of grant.

During 1995, the FASB issued SFAS No. 123, “Accounting for Stock-Based Compensation,” which defines a fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Entities electing to remain with the accounting methodology required by APB Opinion No. 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

The Company has elected to account for its employee stock-based compensation plans under APB Opinion No. 25, under which no compensation cost has been recognized by the Company. However, the Company has computed, for pro forma disclosure purposes, the value of all options for shares of the Company’s common stock

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

granted to employees of the Company using the Black-Scholes pricing method and the following weighted-average assumptions in 2001 and 2000:

	2001	2000
Risk-free interest rate	4.61%	6.43%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%
Expected lives	6 years	6 years

If the Company had accounted for these plans in accordance with SFAS No. 123, the Company’s net loss for 2001 and 2000 would have increased as follows:

	As Reported	Pro Forma
2001	$(29,683,307)	$(30,139,178)
2000	(15,384,529)	(15,676,468)

A summary of the status of the Company’s Stock Option Plan as of December 31, 2001 and 2000, is presented in the following table:

	Shares Reserved	Outstanding		Exercisable
		Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Balance, December 31, 1999	414,400	884,350	$3.28	82,550	$1.50
Shares reserved	1,000,000	—	—	—	—
Granted	(255,400)	255,400	5.39	—	—
Options becoming exercisable	—	—	—	249,545	3.49
Exercised	—	(17,500)	1.50	(17,500)	1.50
Forfeited or canceled	104,550	(104,550)	4.25	(1,800)	1.50

Balance, December 31, 2000	1,263,550	1,017,700	3.74	312,795	3.09
Granted	(1,077,370)	1,077,370	3.08	—	—
Options becoming exercisable	—	—	—	230,313	3.43
Exercised	—	(12,625)	1.50	(12,625)	1.50
Forfeited or canceled	165,905	(165,905)	4.64	(48,288)	3.91

Balance, December 31, 2001	352,085	1,916,540	3.31	482,195	3.21

Additional information related to options outstanding as of December 31, 2001, is as follows:

Range of Exercise Price	Shares	Weighted Average Remaining Contractual Life
$1.50	1,046,640	8.87 years
$5.00-$6.00	869,900	8.45 years

CLEARSOURCE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2001 and 2000

7. 401(k) Plan:

The Company has established a 401(k) plan. All employees who are at least 18 years old are eligible to participate in the 401(k) plan. The Company matches 50 percent of the first 6 percent of each participant’s contribution. The Company made matching contributions of approximately $276,000 and $200,000 for the years ended December 31, 2001 and 2000, respectively.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered.

SEC registration fee	$329
Printing and engraving expenses	50,000
Legal fees and expenses	50,000
Accounting fees and expenses	45,000
Blue Sky fees and expenses	5,000
Transfer agent fees	5,000
Miscellaneous	5,000
Total	$160,329

Item 14.    Indemnification of Directors and Officers.

The Restated Certificate of Incorporation (the “Charter”) and Bylaws of Grande provide for the indemnification of Grande’s directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of Grande pursuant to Grande’s Charter, Bylaws and the Delaware General Corporation Law, Grande has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

As permitted by the Delaware General Corporation Law, the Charter provides that directors of Grande shall not be personally liable to Grande or its stockholders for monetary damages for breach of fiduciary duty as a director. As a result of this provision, Grande and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Section 6.1 of the Charter provides that Grande shall, to the maximum extent permitted by Delaware law, insure, indemnify and, upon request, advance expenses to:

“[e]ach person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether by or in the right of the Corporation or otherwise (a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan…only if such proceeding was authorized by the Board of Directors of the Corporation… Persons who are not directors or officers of the Corporation and are not so serving at the request of the Corporation may be similarly indemnified in respect of such service to the extent authorized at any time by the Board of directors of the Corporation.”

Section 145 of the Delaware General Corporation Law sets forth provisions that define the extent to which a corporation organized under the laws of Delaware may indemnify directors, officers, employees or agents. Section 145 provides as follows:

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the

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fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

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(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Section 102(b)(7) of the Delaware General Corporation Law permits corporations to eliminate or limit the personal liability of their directors by adding to the Certificate of Incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director for (a) any breach of any director’s duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) payment of dividends or repurchases or redemptions of stock other than from lawfully available funds, or (d) any transaction from which the director derived an improper personal benefit.

Item 15.    Recent Sales of Unregistered Securities.

In the last three years we have sold the following unregistered securities:

(1)

On March 23, 2004 we sold 136,000 units, each consisting of $1,000 14% senior secured notes due 2011 and a warrant to purchase 100.336 shares of our common stock, to Bear, Stearns & Co., Inc. and Deutsche Bank Securities Inc., which we refer to as the initial purchasers. The initial purchasers sold the units to qualified institutional buyers and select institutional accredited investors pursuant to Rule 144A and in certain offshore transactions pursuant to Regulation S under the Securities Act of 1933. The net proceeds of the offering were $124.5 million, after deducting initial purchaser discounts

III

and commissions and offering expenses of $5.7 million. We used a portion of the net proceeds from the offering to repay all amounts outstanding under our senior credit facility. We intend to use the remaining net proceeds to construct our networks and to fund working capital and operating expenses.

(2)	On October 27, 2003, we sold 34,615,384 shares of Series G Preferred Stock and warrants to purchase 138,461,536 shares of common stock to a number of investors in a private placement for a purchase price of $1.30 per share of common stock, resulting in gross proceeds of $44,999,999.

(3)	On November 18, 2002, we sold 11,758,278 shares of Series F Preferred Stock to a number of investors in a private placement for a purchase price of $1.30 per share, for an aggregate cash consideration of $16.0 million.

(4)	On June 28, 2002, we acquired ClearSource, Inc., a provider of bundled communications services in Waco, Corpus Christi, and Midland-Odessa, Texas. The acquisition was funded by the issuance of 114,698,442 shares of Series D and 7,999,099 shares of Series E Preferred Stock. The shares were valued at $1.30 and $2.50 per share, respectively, with a total purchase price of $169.1 million.

(5)	In October, 2001, we issued warrants to acquire an aggregate of 3,333,334 shares of Series C preferred stock at $1.20 per share to NTFC Capital Corporation and Marconi Finance, Inc. in connection with our senior credit facility.

(6)	On October 29, 2001, we sold 20,833,333 shares of Series C Preferred Stock to a number of investors in a private placement for a purchase price of $1.20 per share, for an aggregate cash consideration of $25.0 million.

Item 16.    Exhibits and Financial Statement Schedules.

The exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 17.    Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Securities offered herein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the Securities being registered which remain unsold at the termination of the offering.

IV

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

V

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Marcos, State of Texas, on July 23, 2004.

GRANDE COMMUNICATIONS HOLDINGS, INC.

By:	/s/ WILLIAM E. MORROW
William E. Morrow, Chief Executive Officer, Vice Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 23rd day of July, 2004.

Signature	Title

/s/ WILLIAM E. MORROW* William E. Morrow	Chief Executive Officer, Vice Chairman of the Board (Principal Executive Officer)

/s/ JAMES M. MANSOUR* James M. Mansour	Chairman of the Board of Directors

/s/ MICHAEL L. WILFLEY* Michael L. Wilfley	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer )

/s/ DUNCAN T. BUTLER, JR.* Duncan T. Butler, Jr.	Director

/s/ JAMES M. HOAK, JR.* James M. Hoak, Jr.	Director

/s/ JOHN C. HOCKIN* John C. Hockin	Director

/s/ DAVID C. HULL, JR.* David C. Hull, Jr.	Director

/s/ BRIAN LANDRUM* Brian Landrum	Director

/s/ WILLIAM LAVERACK, JR.* William Laverack, Jr.	Director

*	By Andrew Kever pursuant to power of attorney.

VI

EXHIBIT INDEX

Exhibit No.	Description

3.1*	Restated Certificate of Incorporation of Grande Communications Holdings, Inc.

3.2*	Grande Communications Holdings, Inc. Bylaws

4.1*	Indenture, dated as of March 23, 2004, by and among Grande Communications Holdings, Inc., the Guarantors named therein and U.S. Bank National Association

4.2*	Equity Registration Rights Agreement, dated as of March 23, 2004, by and among Grande Communications Holdings, Inc., Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc.

4.3*	Form of 14% Senior Secured Note due 2011

4.4*	Pledge and Security Agreement, dated March 23, 2004, by and among Grande Communications Holdings, Inc., Grande Communications Networks, Inc., Grande Communications ClearSource, Inc., Grande Communications, Inc., Grande Communications Houston, Inc., Denton Telecom Holdings I, L.L.C., Denton Telecom Investors I, L.L.C, Denton Telecom Partners I, L.P., and U.S. Bank National Association

5	Opinion of Hogan & Hartson L.L.P. concerning the legality of the exchange notes

10.1*	System Purchase Agreement by and between Grande Communications, Inc. and Marconi Communications, Inc., dated October 29, 2001, as amended

10.2*	Grande Communications Holdings, Inc. 2000 Stock Option Plan

10.3*	Employment Agreement, dated February 20, 2004 by and between Grande Communications Holdings, Inc. and William E. Morrow

10.4*	Fourth Amended and Restated Investor Rights Agreement, dated October 27, 2003 by and among Grande Communications Holdings, Inc., Current Investors, Founders and New Investors

10.5*	Lease Agreement between Grande Communications Networks, Inc. and GRC (TX) Limited Partnership, dated August 7, 2003

21*	Subsidiaries of Registrant

23.1	Consent of Ernst & Young LLP regarding the financial statements of Grande Communications Holdings, Inc., Grande Communications Networks, Inc., Grande Communications ClearSource, Inc., Grande Communications, Inc., Grande Communications Houston, Inc., Denton Telecom Partners I, L.P., Denton Telecom Holdings I, L.L.C. and Denton Telecom Investors I, L.L.C.

23.2†	Consent of Arthur Andersen LLP regarding the financial statements of ClearSource, Inc.

23.3	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5)

24*	Power of Attorney of Grande Communications Holdings, Inc.

*	Previously filed.
†	The consent of Arthur Andersen LLP, the former independent public accountants for ClearSource, Inc. as of December 31, 2001 and 2000 and for each of the years then ended, included in this prospectus, could not be obtained after reasonable efforts and, accordingly, is being omitted pursuant to Rule 437a promulgated under the Securities Act of 1933, as amended. The absence of a consent from Arthur Andersen may limit recovery by investors on certain claims. In particular, and without limitation, investors will not be able to assert claims against Arthur Andersen under Section 11 of the Securities Act. In addition, because Arthur Andersen is no longer in existence, you will not be able to bring a claim against them under the Securities Act or otherwise be able to exercise effective remedies or collect judgments against them.